Exhibit 99.1

Information in this document marked with “XXXXX” has been omitted and filed separately with the U.S. Securities and Exchange Commission pursuant to a request for confidential treatment.

Execution Copy

LOAN AGREEMENT

THIS LOAN AGREEMENT is entered into as of the 28th day of September, 2011 but shall be effective for all purposes as of the 1st day of October, 2010.

BETWEEN:

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ONTARIO, as represented by the Minister of Economic Development and Trade (the “Lender”)

-AND-

HYDROGENICS CORPORATION - CORPORATION HYDROGÉNIQUE, a corporation incorporated under the laws of Canada (the “Borrower”)

WHEREAS, the Borrower intends to develop the Project, as defined below;

AND WHEREAS, the Project will lead to long term benefits to the Province of Ontario through the investment in the Borrower’s facility in the Province of Ontario, and through the creation and/or retention of new job opportunities related to the Project;

AND WHEREAS, the Lender has developed the SJIF program, as defined below, to target selective strategic investments, which assists Ontario businesses, supports job creation and retention, attracts new innovative anchor investments and supports cluster development within the Province of Ontario;

AND WHEREAS, the Borrower has applied for and the Lender has agreed to provide a non-revolving incentive term loan to the Borrower through the SJIF program on the terms more particularly set forth in this Agreement, as defined below, in order to assist the Borrower with partial financing of the Project and the delivery of economic benefits to the community;

NOW, THEREFORE, in consideration of the mutual covenants and obligations contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby expressly acknowledged by the parties, the Lender and the Borrower covenant and agree as follows:

ARTICLE 1 - INTERPRETATION

1.1	Definitions. The following terms shall have the meanings ascribed to them below unless there is something in the context inconsistent therewith:

(a)	“Affiliate” means any Person who, directly or indirectly, or through one or more intermediaries, Controls or is Controlled by or is under common Control with the Borrower;

(b)
“Agreement” means this agreement, including all of the Schedules and Annexes hereto, and all amendments made hereto in accordance with the provisions hereof as the same may be amended, restated and/or supplemented from time to time;

(c)
“Applicable Laws” means any law, statute, by-law, ordinance, decree, requirement, directive, order, judgment, license, permit, code or regulation having the force of law, and any applicable determination, interpretation, ruling, order or decree, of any governmental authority or arbitrator, which is legally binding at such time;

(d)	“Arm’s Length” has the opposite meaning of Non-Arm’s Length;

(e)	“Auditor” means an independent third party licensed public accountants;

(f)	“Auditor General” means the Auditor General of the Province of Ontario;

(g)	“Bank Statement” has the meaning set forth in Section 6.2(i) hereof;

(h)	“Borrower” means Hydrogenics Corporation - Corporation Hydrogénique, a corporation incorporated under the laws of the Canada;

(i)	“Business Day” shall mean a day other than a Saturday, Sunday or statutory holiday in the Province of Ontario;

(j)	“CICA” means the Canadian Institute of Chartered Accountants or any successor institute;

(k)	“Closure” means, subject to Section 14.14 hereof, a Permanent Cessation. Without limiting the foregoing, Closure will be deemed to have occurred where any one or more of the following occurs:

(i)	the Borrower makes a public announcement regarding the closure of the Project Facility; or

(ii)	notices of termination of employment are given to eighty percent (80%) or greater of the employees at the Project Facility;

(l)
“Control” shall be deemed to exist when a Person (or Persons acting jointly or in concert) or one or more of its or their subsidiaries and other Persons controlled, directly or indirectly, by that Person or Persons, beneficially own(s), directly or indirectly, more than fifty percent (50%) of the voting shares of any company or corporation, or more than fifty percent (50%) of the ownership interests, however designated, in or of any trust, partnership or other unincorporated entity or other Person, or such lesser amount that would be sufficient to enable it or them to elect a majority of the directors (or trustees or other persons performing similar functions) of that company or corporation or other entity regardless of the manner in which other voting shares or other ownership interests are voted or has or have, through the operation of any agreement or otherwise, the ability to elect or cause the election of a majority of the directors or to appoint management (or trustees or other persons performing similar functions) and determine policies of such;

(m)	“Cumulative Job Target” has the meaning set forth in Section 2.5 hereof;

(n)	“Cumulative Job Target Period” means the five (5) year period commencing on the Effective Date and ending on September 30, 2015, being the 5th anniversary date of the Effective Date;

(o)	“Deemed Abandonment” means the failure to complete the Project on or before the Project Completion Date;

(p)
“Deposit Account” means a deposit account at a Canadian financial institution, which is legally and beneficially owned only by the Borrower and contains, at all times, a minimum of Two Million One Hundred and Fifty Thousand Dollars ($2,150,000);

(q)
“Disbursement” means fifty (50) cents for each Dollar of the Eligible Costs incurred and paid by the Borrower between the Effective Date and the Project Completion Date.  For greater certainty, (i) a Disbursement cannot be, at any time, greater than One Million and Five Hundred Thousand Dollars ($1,500,000) and (ii) the total Disbursements received by the Borrower cannot be greater than the Loan and the total Loan received by the Borrower cannot be greater than fifty percent (50%) of the total Eligible Costs up to the maximum amount of the Loan;

(r)	“Effective Date” means October 1, 2010;

(s)
“Eligible Costs” means the costs directly attributable to the Project, as more particularly described in Schedule “B”, attached hereto, that are incurred and paid by the Borrower between the Effective Date and the Project Completion Date;

(t)	“Encumbrance” means any mortgage, charge, pledge, security interest, lien (statutory or otherwise), title retention agreement or other encumbrance of any kind;

(u)
“Environmental Laws” means any and all Applicable Laws relating to the pollution or the protection of the environment or any activity, event or circumstance in respect of a Hazardous Substance including, but not limited to, its storage, use, holding, collection, purchase, accumulation, assessment, generation, manufacture, construction, processing, treatment, stabilization, disposition, handling or transportation, or its release, escape, leaching, dispersal or migration into the natural environment, including but not limited to the movement through or in the air, land surface or subsurface strata, surface water or groundwater.

(v)	“Event of Default” means the occurrence of any one or more of the events listed in Section 11.1 hereof;

(w)	“Execution Date” means September 28, 2011;

(x)
“Financial Statement” means the audited annual financial statement, signed by an authorized officer of the party providing such statement, consisting of a statement of income, balance sheet and statement of cash flow for a Fiscal Year, together with the notes thereto, all prepared in accordance with GAAP;

(y)	“FIPPA” means the Freedom of Information and Protection of Privacy Act (Ontario);

(z)	“Fiscal Year” means the fiscal year of the Borrower that currently ends on December 31st;

(aa)
“Force Majeure” means civil commotions, acts of God, weather, fires, floods, explosions, natural catastrophes, sabotages, accidents, failures of power, riots, invasion, insurrection, acts or acts of terrorism where there is a material adverse effect on a party’s ability to perform any of its obligations contemplated herein and which the parties could not reasonably have expected to occur and includes any additional peril or occurrence which is, in the opinion of both the Lender and the Borrower, a force majeure;

(bb)
“GAAP” means Canadian generally accepted accounting principles as adopted by the CICA, applicable as at the date on which such calculation is made or required to be made in accordance with generally accepted accounting principles and includes International Financing Reporting Standards to the extent the same is adopted by the CICA and is in effect on the relevant date;

(cc)	“GSA” means a general security agreement, in the form of Schedule “K”, attached hereto;

(dd)
“Hazardous Substance” means any pollutant, contaminant or substance that when released to the natural environment is likely to cause, at some immediate or future time, material harm or degradation to the natural environment or a material risk to human health and without restricting the generality of the foregoing, the Hazardous Substance includes but is not limited to any pollutant, contaminant, waste, hazardous waste or dangerous good as defined by Applicable Laws for the protection of the natural environment or human health;

(ee)	“Incentive Period” means the five year period commencing on the first day of the month following the date of the first Disbursement;

(ff)	“Indemnified Party” has the meaning set forth in Article 12 hereof;

(gg)
“Intellectual Property” means any intellectual, industrial or other proprietary right of any type in any form protected or protectable under the laws of Canada, any foreign country, or any political subdivision of any country, including but not limited to any intellectual, industrial or proprietary rights protected or protectable by legislation, by common law or at equity;

(hh)	“Interest” has the meaning set forth in Section 3.3 hereof;

(ii)	“Interest Rate” means the rate of 5.67% per annum;

(jj)	“Job” has the following meaning:

(i)
for hourly employees, a “Job” means, in respect of any twelve (12) month period, “x”, where “x” equals [Missing Graphic Reference]; and where “a” equals the total number of hours worked during each twelve (12) month period by the employees employed by the Borrower, including hours taken as paid vacation, sick leave, and for other similar reasons, and hours for which pay is provided in lieu of notice, at the Project Facility; and

(ii)
for salaried employees, a “Job” means a full time job of a salaried employee of the Borrower during one (1) entire calendar year.  If a salaried employee is employed for fewer than twelve (12) months over one (1) calendar year, each full month that the employee is actually employed shall be considered to be a twelfth (1/12) of a Job;

(kk)
“Loan” means a non-revolving incentive term loan in the maximum aggregate principal amount of Six Million Dollars ($6,000,000) to be disbursed by and repaid to the Lender in the manner provided in this Agreement;

(ll)	“Lender” means Her Majesty the Queen in right of the Province of Ontario, as represented by the Minister of Economic Development and Trade;

(mm)	“Mandatory Prepayment” has the meaning set forth in Section 3.10 hereof;

(nn)	“Material Adverse Change” means a material adverse change on the business, assets, operations or financial condition of the Borrower;

(oo)	“Maturity Date of the Loan” means ten (10) years from the date of the first Disbursement;

(pp)	“Non-Arm’s Length” has the meaning set forth in the Income Tax Act (Canada);

(qq)	“Permanent Cessation” means any and all cessations of production at the Project Facility, which are not Temporary Cessations;

(rr)	“Permitted Debt” means:

(i)	the Loan and any other indebtedness for borrowed money to the Lender;

(ii)
indebtedness for borrowed money to Her Majesty The Queen in Right of Canada, as represented by the Minister of Industry, under or in connection with the settlement agreement dated on or about January 3, 2011 between the Borrower and Her Majesty The Queen in Right of Canada, as represented by the Minister of Industry, in respect of the Technology Partnerships Canada program;

(iii)	indebtedness for borrowed money secured by Permitted Encumbrances;

(iv)	guarantees and indemnities expressly permitted by this Agreement to the extent they constitute indebtedness for borrowed money; and

(v)	other indebtedness for borrowed money expressly consented to by the Lender in writing;

(ss)	“Permitted Encumbrances” has the meaning set forth in Annex 1 of Schedule “K”, attached hereto;

(tt)
“Person” means and includes an individual, partnership, whether general, limited or undeclared, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture, governmental authority or other entity of whatever nature;

(uu)	“Post-Incentive Period” means the five year period commencing on the first day following the date of the end of the Incentive Period;

(vv)	“Post-Incentive Period Rate of Interest” means the rate of 3.67% per annum;

(ww)	“PPSA” means the Personal Property Security Act (Ontario);

(xx)
“Project” means the proposal known as Hydrogenics Advanced Fuel Cell Research and Development and Strategic Deployment Project, as more particularly described in the description of the Project set forth in Schedule “A”, attached hereto.  The Borrower expects that one hundred (100) Project related Jobs will be created and/or retained during the Incentive Period at the Project Facility;

(yy)	“Project Completion Date” means September 30, 2015;

(zz)	“Project Costs” means the expected aggregate costs directly attributable to the Project in the minimum amount of XXXXXXX; {Information regarding project cost estimate removed.}

(aaa)	“Project Expenditures” means the Dollar amount of the actual and verifiable expenditures made by the Borrower on account of the Project Costs;

(bbb)
“Project Facility” means the manufacturing facility located at 220 Admiral Blvd., Mississauga, ON L5T 2N6 and/or such other location(s) within the Province of Ontario at which the Borrower carries out the Project; provided that, the Lender is given advance notice of the proposed relocation and the employees are given an opportunity to relocate to such location(s);

(ccc)	“Project Financing” means the financing

(ddd)	“Project Investment Commitment” has the meaning set forth in Section 2.2 hereof;

(eee)
“Related Parties” means any shareholder, director, officer or employee of the Borrower or any individual related by blood, adoption or marriage to any such Person or any corporation or other Person dealing at Non-Arm’s Length with any such Person;

(fff)	“Security” has the meaning set forth in Section 5.1 hereof;

(ggg)	“Security Documents” has the meaning set forth in Section 5.2 hereof;

(hhh)	“SJIF” means the Strategic Jobs Investment Fund;

(iii)
“Temporary Cessation” means, subject to Section 14.14 hereof, a temporary cessation of production, not exceeding six (6) months resulting from damage or destruction, model changeovers or other temporary cessations resulting from activities consistent with usual and customary manufacturing practices in the industry;

(jjj)
“Term” means the period commencing on the Effective Date and ending six (6) months after the Maturity Date of the Loan.  The Term may be extended or terminated earlier in accordance with this Agreement; and

(kkk)	“Year” means the following numbered twelve (12) month period which commence on the following dates:

Year	Starting Date
Year 1	First day of the month following the date of the first Disbursement;
Year 2	First day next following the last day of Year 1;
Year 3	First day next following the last day of Year 2;
Year 4	First day next following the last day of Year 3;
Year 5	First day next following the last day of Year 4;
Year 6	First day next following the last day of Year 5;
Year 7	First day next following the last day of Year 6;
Year 8	First day next following the last day of Year 7;
Year 9	First day next following the last day of Year 8; and
Year 10	First day next following the last day of Year 9.

1.2	Currency. Any reference to currency is to Canadian currency and any amount disbursed, paid or calculated is to be disbursed, paid or calculated in Canadian currency.

1.3
Currency Fluctuations.  The Project Investment Commitment will be adjusted to reflect the exchange rates (EURO to CAD and USD to CAD) at the Bank of Canada Canadian Dollar noon spot exchange rate quoted on the Bank of Canada website prevailing at noon on the date prior to the date of acceptance of the letter of offer dated August 11, 2011.  Under no circumstances shall the Borrower be deemed to have failed to meet the Project Investment Commitment where it can be demonstrated, to the Lender’s reasonable satisfaction, that the amount of such commitment, in Canadian Dollars, actually made by the Borrower was reduced solely due to a fluctuation in the exchange rate.  Any portion of the Project Investment Commitment not paid in Canadian Dollars shall be adjusted to reflect the exchange rate.

1.4
Statute and Regulation.  Any reference to a statute is to such statute and to the regulations made pursuant to such statute as such statute and regulations may at any time be amended or modified and in effect and to any statute or regulations that may be passed that have the effect of supplementing or superseding such statute or regulations.

1.5
Singular and Plural; Gender Terms.  Each definition in this Agreement using a singular capitalized term or other word or phrase also shall apply to the plural form and such term, word or phrase and visa versa, and all references to the masculine gender shall include reference to the feminine or neuter gender, and visa versa, in each case as the context may permit or require.

1.6
Pronouns.  Each use in this Agreement of neuter pronoun shall be deemed to include the masculine and feminine variations thereof, and vice versa and a singular pronoun shall be deemed to include a reference to the plural variation thereof, and vice versa, in each case and the context may permit or require.

1.7	Sections and Other Headings. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

1.8
“Herein”, “Hereof” and “Hereunder”.  The words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, section, paragraph or other subdivision of this Agreement.

1.9
Schedules and Annexes.  All references to Schedules and Annexes refer to Schedules and Annexes of this Agreement that are part of and form an integral part of this Agreement.  The Schedules and Annexes of this Agreement are:

(a)	Schedule “A”: Description, Milestones, Deliverables and Timelines of the Project;

(b)	Schedule “A”: Schedule “B”:Eligible Costs, Project Investment Commitment Budget and Cumulative Job Chart;

(c)	Schedule “C”: Drawdown Certificate;

(d)	Schedule “D”: Schedule of Paid Eligible Costs;

(e)	Schedule “E”: Project Status Report;

(f)	Schedule “F”: Annual Certificate;

(g)	Schedule “G”: Request for Forgiveness – Interest Incentive;

(i)	Annex 1: Annex 1:Calculation of the Interest Payable During the Incentive Period;

(h)	Schedule “H”: Project Expenditures Certificate;

(i)	Schedule “I”: Auditor’s Certificate;

(j)	Schedule “J”: Final Project Certificate;

(i)	Annex 1: Calculation of the Mandatory Prepayment; and

(ii)	Annex 2: Annex 2:Calculation of the Interest on the Mandatory Prepayment; and

(k)	Schedule “K”: General Security Agreement;

(i)	Annex 1: Permitted Encumbrances; and

(ii)	Annex 2: Perfection Certificate;

(A)	Appendix A: Changes to the Borrower’s Identity or Organization Structure

(B)	Appendix B: Pledged Equity;

(C)	Appendix C: Legal Description and Name and Mailing Address of Owners of Properties where Material Fixtures are Located; and

(D)	Appendix D: Intellectual Property; and

(iii)	Annex 3: Annex 3:Intellectual Property License Agreement between the Borrower and CommScope, Inc. of North Carolina, dated August 12, 2010.

ARTICLE 2 – PROJECT, INVESTMENT AND JOBS

2.1
Completion of Project.  The Borrower shall complete the Project on or prior to the Project Completion Date in accordance with (a) the description, milestones, deliverables and timelines of the Project, as set forth in Schedule “A”, attached hereto; and (b) the Eligible Costs, as set forth in Schedule “B”, attached hereto.

2.2
Project Investment Commitment.  The Borrower shall invest a minimum amount of XXXXXXX in Project Expenditures (the “Project Investment Commitment”) between the Effective Date and the Project Completion Date. {Information regarding commercially sensitive project expenditure amount removed.}

2.3	Project Financing. The financing required for the completion of the Project (the “Project Financing”) has been arranged by the Borrower as follows:

Source	Nature of Financing	Amount
the Lender	the Loan	$6,000,000
the Borrower	internal cash from operations	$XXXXXXX
CommScope Inc.	shareholder equity investment	$XXXXXXX
TOTAL, being the Project Costs		$XXXXXXX
{Commercially sensitive information regarding project financing requirements removed.}

2.4	Overruns and Deficiencies. The Borrower acknowledges and agrees that any overruns and deficiencies of the Project Financing are the sole responsibility of the Borrower.

2.5
Cumulative Job Target.  The Borrower shall have created and/or retained an aggregate of three hundred and sixty-seven (367) Jobs (the “Cumulative Job Target”) at the Project Facility by the end of the Cumulative Job Target Period as set out in Schedule “B”, attached hereto.

2.6
Amendments to the Milestones.  The Borrower may amend, modify or replace the milestones or timeline for each milestone, as set forth in Schedule “A”, attached hereto; provided that, (a) the written consent of the Lender has been obtained; and (b) such amendment, modification and replacement (i) are clearly set out in the Project Status Report with an explanation for such amendment, modification and replacement; and (ii) do not affect the Project Completion Date.

ARTICLE 3 –  THE LOAN

3.1
The Loan.  Subject to the terms and conditions of this Agreement, the Lender agrees to make available to the Borrower a non-revolving incentive term loan in the maximum principal amount of up to Six Million Dollars ($6,000,000).

3.2
Loan Purpose.  Subject to the terms and conditions of this Agreement, the Loan is to partially finance the Project, which contemplates minimum expenditures equal to the Project Investment Commitment.  The Borrower acknowledges and agrees that it shall use the Loan exclusively to finance the Eligible Costs.

3.3
Interest.  The outstanding principal amount of the Loan from time to time shall bear interest calculated from the date of the first Disbursement until repayment in full at the applicable rate of interest (the “Interest”).  Interest shall be calculated monthly and payable in respect of the Incentive Period as provided in Sections 3.5(a), 4.1 and 4.2 hereof and during the Post-Incentive Period as provided in Section 3.5(b) hereof.

3.4	General Interest Rules.

(a)
All interest payments to be made under this Agreement shall be paid without allowance or deduction for deemed re-investment or otherwise, both before and after maturity and before and after default and/or judgment, if any, until payment, and interest shall accrue on overdue interest, if any, compounded on each interest payment date.

(b)
Unless otherwise stated, wherever in this Agreement reference is made to a rate of interest or rate of fees “per annum” or a similar expression is used, such interest or fees will be calculated on the basis of one (1) calendar year of three hundred and sixty-five (365) days or three hundred and sixty-six (366) days, as the case may be, and using the nominal rate method of calculation, and will not be calculated using the effective rate method of calculation or on any other basis that gives effect to the principle of deemed re-investment of interest.

(c)
For the purposes of the Interest Act (Canada) and disclosure under such act, whenever interest to be paid under this Agreement is to be calculated on the basis of a year of three hundred and sixty-five (365) days or three hundred and sixty-six (366) days or any other period of time that is less than one (1) calendar year, the yearly rate of interest to which the rate determined pursuant to such calculation is equivalent is the rate so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by either three hundred and sixty-five (365) or three hundred and sixty-six (366) or such other period of time, as the case may be.

(d)
In calculating interest or fees payable under this Agreement for any period, unless otherwise specifically stated, the first day of a period shall be included and the last day of a period shall be excluded.

3.5	Payment of the Loan and Interest.

(a)	During the Incentive Period:

(i)	Principal. Provided that an Event of Default has not occurred and is not continuing, the principal amount of the Loan shall become due and payable as provided in Section 3.5(b) hereof.

(ii)
Interest.  Provided that an Event of Default has not occurred and is not continuing, the Interest on the outstanding principal amount of the Loan shall be calculated in accordance with Sections 4.1 and 4.2 hereof and shall become due and payable on or before the sixtieth (60th) day following the last day of the Incentive Period (or on the next following Business Day if such day is not a Business Day).

(b)	During the Post-Incentive Period:

(i)
Principal.  Provided that an Event of Default has not occurred and is not continuing, an amount of twenty percent (20%) of the outstanding principal amount of the Loan on the last day of the Incentive Period is due and payable annually commencing on the sixth (6th) anniversary of the first Disbursement (or on the next following Business Day if such day is not a Business Day).

(ii)	Interest. Provided that an Event of Default has not occurred and is not continuing, and

(A)
the Cumulative Job Target has been achieved at the end of the Cumulative Job Target Period, the Interest accruing during the Post-Incentive Period shall be calculated at the Post-Incentive Period Rate of Interest on the outstanding principal amount of the Loan, from time to time, calculated from the last day of the Incentive Period and shall be due and payable annually commencing on the sixth (6th) anniversary of the first Disbursement (or on the next following Business Day if such day is not a Business Day); or

(B)
the Cumulative Job Target has not been achieved at the end of the Cumulative Job Target Period, the Interest accruing during the Post-Incentive Period shall be calculated at the Interest Rate on the outstanding principal amount of the Loan, from time to time, calculated from the last day of the Incentive Period and shall be due and payable annually commencing on the sixth anniversary of the first Disbursement (or on the next following Business Day if such day is not a Business Day).

(iii)
Remaining Monies.  Provided that an Event of Default has not occurred and is not continuing, the remaining outstanding principal amount of the Loan, the Interest thereon, and any and all other monies, if any, then owing pursuant to this Agreement shall be due and payable on or before the thirtieth (30th) day following the last day of Year 10 (or on the next following Business Day if such day is not a Business Day).

3.6
Repayment Obligation.  The Borrower hereby unconditionally promises to pay or cause to be paid to the Lender all obligations arising out of, resulting from or in connection with the Loan or this Agreement, including but not limited to the Loan, the Interest, the Mandatory Prepayment and the corresponding interest and any and all costs and expenses, pursuant to this Agreement.

3.7	Disbursements. Subject to the terms and conditions of this Agreement, the Borrower may request and receive the Disbursements in accordance with Article 6 hereof.

3.8
Application of Payments.  All payments made by the Borrower to the Lender hereunder will be applied firstly on account of interest due and payable to the Lender, if any, and the balance will be applied in reduction of the unpaid portion of the principal amount of the Loan.

3.9
Place and Manner of Payment.  The payments of the principal of the Loan, the Interest and any and all expenses and costs will be made by the Borrower to the Lender by way of certified cheque or pre-authorized electronic payment before 2:00 p.m. Eastern Standard Time on the applicable due date at the address noted in this Agreement or in such other manner and at such other place and time as otherwise specified in writing by the Lender; provided that, an Event of Default has not occurred and is not continuing.

3.10
Mandatory Prepayment – Project Investment Commitment Shortfall.  If and to the extent that the Project Expenditures are less than the Project Investment Commitment as at the earlier of (a) the Project Completion Date; and (b) the occurrence and continuance of an Event of Default, the Borrower shall, within twenty (20) Business Days of notification by the Lender, remit an amount (the “Mandatory Prepayment”) to the Lender, as determined by the following:

Where “A” equals the Project Investment Commitment; and

where “B”  equals the principal amount of the Loan outstanding as at the time of the determination of the Mandatory Prepayment.

The amount of the Mandatory Prepayment cannot be negative.

3.11	Interest on Mandatory Prepayment. The Borrower shall pay interest on the Mandatory Prepayment. Such interest shall be calculated and paid at the Interest Rate from the date of the last Disbursement.

3.12	Prepayment. Subject to the terms and conditions of this Agreement, the Borrower may, at any time and without penalty, prepay the Loan; provided that, such prepayment may only be for the full amount of the outstanding principal amount of the Loan, together with all accrued and unpaid Interest thereon, if any, to the date of such prepayment.  For greater certainty, the exercise by the Borrower of the prepayment privilege contained herein shall not relieve the Borrower from its liability to pay Interest in accordance with this Agreement, and to the extent that the Borrower does not meet the Cumulative Job Target at the time such prepayment is made, the liability for the payment of Interest resulting from any shortfall in the Cumulative Job Target during the Incentive Period shall be calculated on a proportional basis as provided in Section 4.2 hereof.

ARTICLE 4 – INTEREST FORGIVENESS

4.1	Forgiveness of Interest. Provided that:

(a)	an Event of Default has not occurred and is not continuing;

(b)	the Borrower achieves the Cumulative Job Target at the Project Facility by the end of the Cumulative Job Target Period; and

(c)
upon receipt, by the Lender, of a document executed by the Borrower, entitled, “Request for Forgiveness—Interest Incentive”, in the form of Schedule “G”, attached hereto, within thirty (30) days following the last day of the Incentive Period, any Interest due and payable upon the Loan during the Incentive Period only shall be completely forgiven by the Lender.  Interest due and payable upon the Loan during the Post-Incentive Period shall not be forgiven under any circumstances whatsoever.

4.2
Interest Calculation.  In the event that the Cumulative Job Target is not achieved by the last day of the Cumulative Job Target Period, the Interest payable with respect to the Incentive Period shall be calculated in accordance with the following formula:

Interest = A – B

Where “A” is the sum of 5.67% per annum for each Year of the Incentive Period on the principal amount outstanding in respect of the Loan calculated in accordance with Section 3.3 hereof; and

Where “B” is the amount calculated as follows:

provided however, that the Interest payable cannot be less than zero (0).

ARTICLE 5 - SECURITY

5.1
Security.  The Borrower hereby pledges, assigns, conveys, mortgages, transfers and delivers to the Lender, and grants to the Lender a continuing security interest in and to the collateral (the “Security”), as provided for and governed by the Security Documents.

5.2	Security Documents. The Borrower shall provide the Lender with the following valid and binding documents governing the Security (collectively, the “Security Documents”):

(a)	the GSA;

(b)	on terms satisfactory to the Lender, an assignment, postponement and subordination of any and all related company and shareholder loans; and

(c)	priority agreement or other documentation, satisfactory to the Lender, acting reasonably, confirming the ranking of the GSA, as set out in Section 5.3 hereof.

5.3
Priority of Security.  The GSA will constitute a valid first charge over the Borrower’s, present and future, accounts (including, but not limited to, the Deposit Account), inventory, equipment, other personal property and undertakings subject only to the Permitted Encumbrances.  Except as expressly provided in the preceding sentence, nothing in this Agreement may be construed as evidencing an intention or agreement on the part of the Lender that the GSA be or has been subordinated to any Encumbrance, or shall cause any such subordination to occur.

ARTICLE 6 - DISBURSEMENT OF THE LOAN

6.1
General. The obligation of the Lender to make the Disbursements is conditional upon prior compliance with each of the conditions precedent stated in this Article 6, to the satisfaction of the Lender, acting reasonably, which conditions precedent are for the exclusive benefit of the Lender and may only be waived by the Lender, in writing.

6.2
Conditions Precedent of the First Disbursement.  Subject to and conditional upon the execution of this Agreement by both parties and the satisfactory completion, as determined by the Lender, acting reasonably, of the following conditions precedent:

(a)	Insurance. The Lender shall have received a valid certificate of insurance evidencing the insurance coverage that the Borrower is required to maintain pursuant to Section 9.1(i) hereof;

(b)
Security.  The Security Documents shall be in full force and effect and such instruments, including, where applicable, all registrations and filings in respect thereof, shall have been duly made in all offices in which such registration or filing is necessary or of advantage to perfect, preserve, or protect the priority of the security interest created thereby subject only to Permitted Encumbrances;

(c)
Opinion of Counsel for the Borrower.  The Lender shall have received a favourable legal opinion from the external counsel of the Borrower, in form and substance satisfactory to the Lender, acting reasonably, confirming:

(i)	the corporate status of the Borrower and its power and authority to enter into this Agreement;

(ii)	the authorization, delivery, enforceability and binding nature of this Agreement upon the Borrower;

(iii)	the authorization, delivery, enforceability and binding nature of the Security Documents and the registered liens and other registered encumbrances to which the Security is subject; and

(iv)	such other matters as the Lender may stipulate;

(d)	Project Financing. The Lender shall have received satisfactory evidence, which confirms the Project Financing, as provided for in Section 2.3 hereof;

(e)	Perfection Certificate. The Lender shall have received the Perfection Certificate attached as Annex 2 to Schedule “K”, attached hereto;

(f)	Landlord Waiver. The Lender shall have received a landlord waiver, in the form and substance, satisfactory the Lender, acting reasonably;

(g)
Book Value of the Assets.  The Lender shall have received satisfactory evidence, as determined by the Lender, in its sole and absolute discretion, that the book value of the assets forming part of the collateral in support of the Loan under the GSA is valued at no less than Five Million Dollars ($5,000,000) and such assets are tangible assets, as determined by the Lender, in its sole and absolute discretion;

(h)	Deposit Account. The Lender shall have received satisfactory evidence, as determined by the Lender, in its sole and absolute discretion, of the Deposit Account;

(i)
Bank Statement.  The Lender shall have received satisfactory evidence, as determined by the Lender, in its sole and absolute discretion, that the Lender will receive monthly statement of the Deposit Account (the “Bank Statement”) from the Canadian financial institution where such Deposit Account is situated; and

(j)
Conditions Precedent for All Disbursements and in General.  The Lender shall have received satisfactory evidence of completion, as determined by the Lender, acting reasonably, of the conditions precedent stated in Sections 6.3 and 6.4 hereof, the Lender shall pay or cause to be paid the first Disbursement to the Borrower.

6.3
Conditions Precedent to All Disbursements.  On or before each Disbursement including, but not limited to, the first Disbursement unless specified, the following conditions shall be met or have been complied with by the Borrower, to the satisfaction of the Lender, acting reasonably:

(a)
Drawdown Certificate.  The Lender shall have received from the Borrower a duly executed Drawdown Certificate in the form of Schedule “C”, attached hereto, certifying that all matters referred therein are in full force and effect and are true and correct, together with any supporting documentation, as required by the Lender, in its sole and absolute discretion, and requesting the Disbursement;

(b)	Accounting Evidence. The Lender shall have received satisfactory evidence from the Borrower that the Borrower has incurred and paid the Eligible Costs, which evidence shall include the following:

(i)	a schedule to the Drawdown Certificate setting out, in detail, all incurred and paid Eligible Costs and the Disbursements received from the Lender in the form of Schedule “D”, attached hereto;

(ii)	a document entitled, “Project Status Report”, in the form of Schedule “E”, attached hereto;

(iii)
in the event that the Borrower submits a request for a Disbursement in respect of the Eligible Costs incurred and paid to suppliers who are dealing at Non-Arm’s Length with the Borrower, the Borrower shall also provide a certificate of the Auditor of the Borrower confirming that the transaction was on terms that are fair and reasonable to the Borrower and that are no less favourable to the Borrower than those that could be obtained in a comparable transaction from an Arm’s Length supplier; provided however, that an Auditor’s certificate shall not be required for the Eligible Costs which have been incurred and paid by the Borrower and submitted to Non-Arm’s Length suppliers where invoices can be produced supporting the transaction at no increased cost; and

(iv)	at the Lender’s option, invoices from suppliers may also be required;

(c)	Inspection. The Lender shall have had the opportunity to physically inspect the Project Facility;

(d)
No Event of Default.  No Event of Default or an event which would otherwise be an Event of Default but for the giving of notice and the passage of time to remedy the Event of Default shall have occurred and be continuing, nor shall the Disbursement result in the occurrence of any Event of Default;

(e)	Third Party Contracts. Other than the first Disbursement, each Disbursement is subject to the Lender receiving one of the following:

(i)	a copy of an executed agreement, which is valid and in good standing, as determined by the Lender, in its sole and absolute discretion, for the purchase of fuel cell technology products by:

(A)	XXXXXXX in the minimum amount of XXXXXXX; {Name of party and amount removed due to commercially sensitive nature.}

(B)
(1) XXXXXXX in the minimum amount of XXXXXXX; or (2) a XXXXXXX (and/or such other customer (including a Original Equipment Manufacturer) who may acquire the Borrower’s products for the purposes of manufacturing its own products which are intended, directly or indirectly, to be supplied (by the customer or by the customer’s direct or indirect customers) to persons for integration into XXXXXXX), in the minimum amount of XXXXXXX; {Name of party, amount and industry information removed due to commercially sensitive nature.} or

(C)	a company involved in an XXXXXXX in the minimum amount of XXXXXXX; or {Name of party and amount removed due to commercially sensitive nature.}

(ii)
a copy of an executed agreement, which is valid and in good standing, as determined by the Lender, in its sole and absolute discretion, for an equity investment of a minimum amount of XXXXXXX by a company involved in an XXXXXXX; {Amount and industry removed due to commercially sensitive nature.}

provided that, such agreement submitted for each Disbursement shall not have been previously submitted to the Lender; and

(f)
Fully Secured.  Any and all Disbursements are subject to satisfactory evidence, as determined by the Lender, in its sole and absolute discretion, that such Disbursements, at all times, are fully secured by the Security.

6.4
Conditions Precedent in General.  On or before each Disbursement, including but not limited to the first Disbursement, the following conditions shall be met or have been complied with to the satisfaction of the Lender, acting reasonably:

(a)	Refusal of Disbursements. Without restricting the applicability of other remedies or provisions of this Agreement, in the event that,

(i)	the Borrower fails to comply with any of the provisions of this Agreement, including but not limited to the reporting requirements set out in Article 7 hereof;

(ii)	a Material Adverse Change shall have occurred and be continuing; or

(iii)	an Event of Default shall have occurred and be continuing or the occurrence of an Event of Default reasonably appears to be imminent;

the Lender shall be entitled, in its sole and absolute discretion, to refuse to make any Disbursements or any further Disbursements.

(b)	Method of Disbursements. Subject to and conditional upon:

(i)
the satisfactory performance and attainment by the Borrower, in opinion of the Lender, acting reasonably, (x) of all of the conditions precedent, as stated in Article 6 hereof; and (y) of all the milestones and deliverables, as set forth in Schedule “A”, attached hereto;

(ii)	after the Borrower has incurred and paid the Eligible Costs;

(iii)	the absence of the Event of Default that has occurred and is continuing; and

(iv)	accuracy of the representations and warranties of the Borrower at the time of the Disbursement,

the Lender shall disburse the Disbursement to the Borrower.

(c)
Timing of Disbursements.  At any time, and from time to time, after the execution of this Agreement, the Borrower may, by notice to the Lender, request that a Disbursement be made, provided that a request for a Disbursement shall be made no more frequently than quarterly.  Upon receipt of a request for a Disbursement and subject to the terms of this Agreement, the Lender shall, within thirty (30) Business Days, disburse the Disbursement to the Borrower on account of the Loan in the amount of the request.  If a request for a Disbursement is made and rejected by the Lender for a failure to fulfill the conditions set forth in Article 6 hereof, upon fulfillment of the said conditions, the Borrower may immediately resubmit the request for the Disbursement;

(d)	Cancellation of the Loan. The Lender reserves the right to unilaterally cancel:

(i)	the Loan in the event that the first (1st) Disbursement is not requested by the Borrower within six (6) months of the Execution Date; or

(ii)	any portion of the Loan that is not disbursed by the Project Completion Date; and

(e)
Annual Appropriations.  The payment of any Disbursement to be made by the Lender pursuant to this Agreement is subject to there being an appropriation by the Legislative Assembly for the year in which the Disbursement is to be made.  The Lender shall advise the Borrower forthwith if the Lender is not able to perform its obligations hereunder.

ARTICLE 7 – REPORTING

7.1
Annual Certificate.  The Borrower, within sixty (60) days after the end of each Fiscal Year prior to the Maturity Date of the Loan, shall deliver or cause to be delivered to the Lender a certificate, signed by an authorized officer of the Borrower, in the form of Schedule “F”, attached hereto, certifying that all matters referred therein are in full force and effect and are true and correct and if required by the Lender, in its sole and absolute discretion, supporting documentation of the information stated in such certificate.

7.2
Project Status Report.  The Borrower shall deliver or cause to be delivered to the Lender a documented entitled, “Project Status Report” signed by an authorized officer of the Borrower, in the form of Schedule “E” attached hereto, within sixty (60) days after the end of each semi-annual period of each Fiscal Year during the Incentive Period.

7.3	Financial Reports. The Borrower shall deliver or cause to be delivered to the Lender:

(a)
promptly following its public disclosure and in any event within sixty (60) days after the end of each semi-annual period after the end of each Fiscal Year, a copy of the unaudited financial statement of the Borrower, prepared in accordance with GAAP, containing a statement of income, balance sheet and statement of cash flow, together with the notes thereto and signed by an authorized officer of the Borrower, subject to audit and changes resulting from year-end adjustment; and

(b)
within one hundred and twenty (120) days after the end of each Fiscal Year, commencing with the Fiscal Year ending after the date of the first Disbursement, the Financial Statement for the Fiscal Year then ended for the Borrower.

7.4
Project Expenditures Certificate.  The Borrower shall deliver or cause to be delivered to the Auditor with a copy to the Lender, within ten (10) Business Days of the Project Completion Date, the Project Expenditures Certificate signed by an authorized officer of the Borrower, in the form of Schedule “H”, attached hereto, certifying the total Project Expenditures incurred and paid by the Borrower between the Effective Date and Project Completion Date;

7.5
Auditor’s Certificate.  The Borrower shall deliver or cause to be delivered to the Lender, within sixty (60) days of the Project Completion Date, the Auditor’s certificate, signed by an Auditor, in the form of Schedule “I” attached hereto, certifying that:

(a)
the Eligible Costs, as provided as attachments to the Drawdown Certificate, in the form of Schedule “D”, attached hereto, have been incurred and paid by the Borrower between the Effective Date and Project Completion Date; and

(b)
the total Project Expenditures, as stated in the Project Expenditures Certificate, in the form of Schedule “H”, attached hereto, have been incurred and paid by the Borrower between the Effective Date and Project Completion Date.

7.6
Final Project Certificate.  The Borrower shall deliver or cause to be delivered to the Lender, within sixty (60) days of the end of the Incentive Period, a final certificate, signed by an authorized officer of the Borrower, in the form of Schedule “J”, attached hereto, certifying that all matters referred therein are true and correct together with such other documentation with respect to the Project that may be requested by the Lender, in its sole and absolute discretion.

7.7
Review.  The Borrower shall permit or cause to be permitted the Lender, and any persons designated by the Lender, at the Lender’s expense, to visit and inspect the Project Facility during normal business hours and on reasonable notice, and to examine its books and financial records, and to discuss, with the Borrower, the Borrower’s affairs, finances and accounts all at such reasonable times as may be requested by the Lender.  The Lender’s right of inspection, includes, but is not limited to, the right to perform a full or partial audit.  Without limiting the generality of the foregoing, the Borrower shall, at the Lender’s request, meet with the Lender or its duly authorized agent at least annually to review the progress of the Project and to review the Borrower’s compliance with the terms and conditions of this Agreement.

7.8	Notice. The Borrower shall provide prompt notice to the Lender of any Material Adverse Change.

7.9	Insurance. The Borrower shall deliver or cause to be delivered to the Lender:

(a)
a copy of the insurance certificate stating that the Borrower has the required insurance, in accordance with Section 9.1(i) hereof, and such insurance policy identifying the Lender as a loss payee; and

(b)	any renewal replacement insurance certificates of such policy within sixty (60) days of such renewal.

7.10	Other Information. The Borrower shall deliver or cause to be delivered to the Lender any other information that may be required by the Lender, as determined in its sole and absolute discretion,

to determine the Borrower’s compliance with this Agreement and to determine any remedy that the Lender might have.

7.11	Bank Statement. The Borrower shall cause to be delivered to the Lender the Bank Statement on a monthly basis.

ARTICLE 8 – REPRESENTATIONS AND WARRANTIES

8.1
Representations and Warranties.  The Borrower represents and warrants as of the Effective Date (unless otherwise noted below) and covenants for so long as the obligations of the Borrower under this Agreement remain outstanding that the following representations and warranties shall remain true and correct at all times:

(a)
Financial Statement.  As of the Execution Date, the Borrower has delivered to the Lender copies of its most recent Financial Statement and such Financial Statement is correct and complete and fairly present the financial position of the Borrower as of the date indicated therein and the results of its operation and the changes in its financial position for the years then ended in accordance with GAAP.  Since the date of its last Financial Statement, there has been no change in the financial condition of the Borrower other than changes in the ordinary course of business and changes arising from the plans of the Borrower to complete the Project.  No change in the financial condition of the Borrower since the date of its last Financial Statement will materially impair the Borrower’s ability to complete the Project, to operate the Project Facility or to perform its obligations under this Agreement.  All financial information relating to the Borrower which has been delivered to the Lender is complete and accurate in all material respects in light of the circumstances prevailing at the time of delivery;

(b)	Application. With respect to the information and documentation, including but not limited to forecasts, submitted to the Lender in support of the application that:

(i)
the forecasts were based upon the judgment of directors and officers of the Borrower, who considered the most likely set of future conditions in their opinion at that time and their impact upon the Borrower;

(ii)	the information used in preparing the application substantially reflects the plans of the Borrower;

(iii)	the assumptions relied upon in preparing the forecasts are appropriate in the opinion of directors and officers of the Borrower;

(iv)	adequate support documentation outlining methods and procedures used in preparing the forecasts is available from the Borrower; and

(v)	all statements and documentation provided to the Lender in support of the application are true and correct;

(c)	The Borrower has been duly organized or established and is in existence and in good standing under the laws of the jurisdiction of its organization or creation and the Borrower has full capacity, power, authority and legal right to carry on its business, to own its property and assets and to enter into and deliver this Agreement and the Security Documents and to carry out its obligations thereunder and hereunder;

(d)
 As of the Execution Date, this Agreement and the Security Documents, to which the Borrower is a party, constitute valid and binding obligations of the Borrower enforceable against it in accordance with their respective terms, subject to bankruptcy, insolvency and other similar laws affecting the rights of creditors generally and to general principles of equity.  As of the Execution Date, the Borrower has taken all necessary corporate action to authorize, and has duly executed and delivered this Agreement and the Security Documents, and there are no provisions in any unanimous shareholder agreement which restrict or limit the Borrower’s powers to borrow money or grant security in respect of its assets and property as contemplated herein;

(e)
 All orders, licences, approvals, permits, authorizations, exemptions, filings or registrations of, from or with any governmental authority that are material to the operation of the business of the Borrower have been obtained, and the Borrower has not received any notice, nor does it have any knowledge, that the Project Facility or the use thereof or any of its other operations are not in compliance in all material respects with all Applicable Laws, the non-compliance with which could reasonably be expected to have a Material Adverse Change;

(f)
 As of the Execution Date, the Borrower is in actual possession of the Project Facility and has good and marketable title to its properties and assets and such properties and assets are free and clear of any Encumbrances other than Permitted Encumbrances;

(g)
 As of the Execution Date, the Borrower’s business and all of its properties and assets are covered by policies of insurance, issued by licensed insurers, as are appropriate for such business, property and assets, in such amounts and against such risks as set out in Section 9.1(i) hereof;

(h)	Absence of Litigation. Except as disclosed in writing to the Lender, there are:

(i)	no criminal charges pending or threatened against the Borrower; and

(ii)
no material actions, suits or proceedings pending or threatened against or affecting the Borrower or any of the Borrower’s property, assets or revenue which could reasonably be expected to have a Material Adverse Change;

(i)
  The Borrower has not proposed a compromise or arrangement to its creditors generally, had any petition for a receiving order in bankruptcy filed against it, taken or consented to any proceeding to have itself declared bankrupt or wound-up or to have a receiver appointed over any of its property, had any encumbrancers take possession of any of its property, or had any execution or distress become enforceable or levied upon any of its property;

(j)
 As of the Execution Date, the Borrower has not given or agreed to give any guarantees and is not contingently responsible for indebtedness or other obligations of any other Persons except (i) as disclosed, in writing, to the Lender; and (ii) for guarantees, which are (x) directly related to product workmanship, warranty and the issuance of irrevocable letters of guarantee to support the delivery of the Borrower’s product(s); and (y) provided in the ordinary course of business;

(k)
 As of the Execution Date, the Borrower is not a party to any agreement which would be contravened by, or under which any obligation would be accelerated or default or termination would occur, as a result of the consummation of any of the transactions provided for in this Agreement and/or the Security Documents.  As of the Execution Date, no consents or approvals are required from any Persons in connection with the execution and delivery by and the performance of the obligations of the Borrower under this Agreement and/or the Security Documents, other than those consents and approvals previously obtained and delivered to the Lender;

(l)
Material Agreements. As of the Execution Date, each of the material agreements to which the Borrower is a party (including, but not limited to, leases) is in good standing in all material respects and in full force and effect, and no breach of such agreements has occurred by the Borrower or, to its knowledge, any of the other parties to such agreements which could reasonably be expected to have a Material Adverse Change;

(m)
Tax Matters. The Borrower is not in default in any respect in connection with Canadian federal, provincial, municipal or local taxes, assessments or other imposts or penalties due and unpaid in respect of its income, business or property or for the payment of any tax instalment due in respect of its current taxation year.  The Borrower has fulfilled all requirements under the Income Tax Act (Canada), the Canada Pension Plan Act (Canada) and the Employment Insurance Act (Canada) for withholding of amounts from employees and has remitted all amounts withheld to the appropriate authorities within the prescribed times;

(n)	Construction Liens. The Borrower has not received any notice of any construction liens currently outstanding in respect of the Project Facility;

(o)
Expropriation and Work Orders. The Borrower has not received any notice that any part of the Project Facility has been or is in the process of being condemned, taken or expropriated by any provincial, municipal or any other competent authority and no alteration, repair, improvement or other work has been ordered or directed to be done to or performed in respect of the Project Facility by any such authority;

(p)
Utility Arrears. The Borrower does not owe any amount, in respect of the Project Facility, to any municipality or to any corporation or commission owning or operating a public utility for water, gas, electrical power or energy, steam or hot water or for the use thereof or for the machines, apparatus, meters or other things leased in respect thereof or for any work or service performed for any such corporation or commission in connection with such public utilities, except current charges;

(q)
Environmental. In connection with the Project Facility, the Borrower does not have any knowledge of having caused or permitted the release of any Hazardous Substance on the Project Facility except in compliance with all Environmental Laws.  All Hazardous Substances have, to the knowledge of the Borrower, been used, disposed of, treated and stored by the Borrower in compliance with all Environmental Laws;

(r)	Project Financing. The Borrower has arranged financing for the Project with the parties and in the amounts set forth in Section 2.3 hereof;

(s)	Material Adverse Change. No change has occurred which could reasonably be expected to have a Material Adverse Change to the Borrower;

(t)	Events of Default. No Event of Default has occurred and is continuing, nor has any event occurred which with the giving of notice, the passage of time, or both, will result in an Event of Default;

(u)
Full Disclosure.  There is no fact which the Borrower has not disclosed, in writing, to the Lender which Materially Adversely Changes or, so far as the Borrower can now reasonably foresee, will Materially Adversely Change the Project Facility or the Project or the ability of the Borrower to perform its obligations under this Agreement;

(v)	Employees. As at the Effective Date, the Borrower had not less than fifty (50) employees at the Project Facility as determined by the number of employees on the Borrower’s payroll; and

(w)	Intellectual Property. With respect to the Intellectual Property required for the Borrower to carry out its obligations under this Agreement:

(i)	the Borrower has all necessary rights to the Intellectual Property that is required for the completion of the Project;

(ii)	the Borrower has not received any notice, claim or threat of any claim that it is infringing the Intellectual Property rights of third parties in respect of the Project; and

(iii)
the Borrower has not disposed of, licensed or otherwise encumbered the Intellectual Property rights referred to in Section 8.1(w)(i) hereof in such a way that the Borrower knowingly compromises such Intellectual Property rights required for the completion of the Project.

ARTICLE 9 - AFFIRMATIVE COVENANTS

9.1
Affirmative Covenants.  The Borrower covenants and agrees as of the Effective Date (unless otherwise noted below) and for so long as the obligations of the Borrower under this Agreement remain outstanding that:

(a)
Project Completion.  The Borrower shall cause the Project to be completed in accordance with the description, milestones, deliverables and timelines of the Project, as set forth in Schedule “A”, attached hereto, on or before the Project Completion Date;

(b)	Use of Proceeds. The Borrower shall exclusively use the Loan for the purpose described in Section 3.2 hereof;

(c)
 As of the Execution Date, the Borrower shall pay or caused to be paid to the Lender all obligations arising out of, resulting from or in connection with the Loan or this Agreement including, but not limited to, the Loan, the Interest, the Mandatory Prepayment and the corresponding interest and any and all costs and expenses pursuant to this Agreement and the Security Documents on the dates, at the times and at the place specified herein or therein;

(d)
Rights of Inspection and Inquiry.  The Borrower shall keep and maintain all records, invoices and other documents relating to the Loan in a manner consistent with GAAP and clerical practices, and, upon reasonable prior notice, keep them available for review by the Lender and its agents and authorized representatives including, but not limited to, the Auditor General, during the Term and for a period of seven (7) years thereafter;

(e)
Compliance with Agreements. As of the Execution Date, the Borrower shall perform and satisfy all covenants and obligations to be performed by it under this Agreement, the Security Documents and under any other agreement or undertaking now or hereafter made between it and the Lender;

(f)
  The Borrower shall preserve and maintain its existence, rights, powers, licences, privileges, and goodwill, and exercise any rights of renewal or extensions of any leases, licences, or any other rights which are necessary or material to the conduct of its business;

(g)
  The Borrower shall conduct its business in a proper and efficient manner so as to protect its property and assets, including but not limited to the Project Facility, and the earnings, income, rents and profits of such business, and in compliance with the Applicable Laws.  The Borrower shall perform and discharge its obligations and covenants under all material agreements to which it is a party and the Borrower shall demand and take all reasonable steps to ensure the discharge and performance by the other parties to such agreements of their obligations and covenants thereunder;

(h)
Taxes, etc.  The Borrower shall file all tax returns and pay or cause to be paid as they become due all taxes, assessments and governmental charges lawfully levied and imposed upon its property or upon its business, including but not limited to the Project Facility, unless the same are being diligently contested in good faith and by appropriate proceedings or as to which a bona fide dispute may exist;

(i)
Insurance.  As of the Execution Date, the Borrower shall maintain or cause to be maintained, at its own cost and expense, with reputable insurers having a secure A.M. Best rating of B+ or greater, or the equivalent, necessary and appropriate insurance that a borrower in the nature of the Borrower’s business would have including, but not limited to:

(A)
commercial general liability insurance on an occurrences basis for third party bodily injury, personal injury and property damage to an inclusive limit on not less than Five Million Dollars ($5,000,000) per occurrence.  The policy is to include the following:

(1)	the Indemnified Parties as additional insureds with respect to liability arising out of the course of performance of the Borrower’s obligations under or other in connection with this Agreement;

(2)	Contractual Liability coverage;

(3)	Cross-liability coverage; and

(4)	Thirty (30) day notice of cancellation;

(B)	all Risk Property insurance against risk of loss or damage to property of the Borrower up to its full replacement value, and including public liability and damage to property of third parties;

(C)	business interruption insurance; and

(D)	boiler and machinery insurance.

(ii)	As of the Execution Date, the Borrower shall provide or cause to be provided to the Lender, on an annual basis,

(A)
proof of the insurance required by this Agreement in the form of a valid certificate of insurance that reference this Agreement and confirms the required coverage before the execution of this Agreement by the Lender; and

(B)	prior to the expiry or replacement of any insurance policy, send copies of all renewed or replacement policies to the Lender.

(iii)
Without limiting the generality of the foregoing, as of the Execution Date, the Indemnified Parties shall be named in all insurance policies, as applicable, as a loss payee and additional insured, as applicable, and all policies shall contain such clauses as the Lender requires in its sole and absolute discretion, acting reasonably, for the Lender’s protection.

(j)
Insurance Proceeds.  As of the Execution Date, in the event of insurable loss or damage to property or asset of the Borrower, and so long as no Event of Default has occurred and is continuing and the applicable insurance proceeds are sufficient to fully restore or replace such property or asset, then on request by the Borrower the proceeds of any claim of insurance may be released to the Borrower to be used solely for repairing and restoring the property or asset which are subject to the claim;

(k)	Operations in Ontario. The Borrower agrees to use its commercially reasonable efforts to maintain its manufacturing and production base in the Province of Ontario;

(l)
Repairs.  The Borrower shall at all times repair and keep in good order and condition all material equipment and all buildings and related material equipment used in, or in connection with, its manufacturing operations to a reasonable standard of usage taking into account the age of such buildings and equipment and the uses to which they are put, and renew and replace all and any of the same which may become worn out, dilapidated, unserviceable or destroyed, and which are necessary for the efficient operation of the Project Facility;

(m)
Project Costs.  As of the Execution Date, the Borrower shall promptly notify the Lender of any material cost overrun or change orders in the Project as compared with the Project Investment Commitment Budget, as set forth in Schedule “B”, attached hereto.  The Lender shall not be obliged to fund any such overrun of costs and may require proof of payment prior to any further Disbursements;

(n)
Litigation.  The Borrower shall give notice to the Lender of any criminal charges and civil actions filed against the Borrower which claims damages in excess of One Million Dollars ($1,000,000) against the Borrower together with notice, including reasonable particulars, of each such action, suit or proceeding pending, or to the knowledge of the Borrower, threatened before any court or before any tribunal, governmental department, commission or agency;

(o)	Notice to the Lender. As of the Execution Date, the Borrower shall provide prompt notice of any Material Adverse Change, any Closure and any proposed Closure to the Lender;

(p)	Future Programs. As of the Execution Date, the Borrower shall establish a process of ongoing dialogue with the Lender to discuss future programs and investments at the Project Facility;

(q)
Construction Liens.  The Borrower shall comply with the holdback requirements of the Construction Lien Act (Ontario) for the Project including, but not limited to, with respect to the Disbursement of any portions of the Loan received by the Borrower from the Lender in respect of which the Construction Lien Act (Ontario) is applicable;

(r)	Location of the assets. The Borrower shall keep and maintain the assets purchased, acquired or received as a result of, arising out of, or in connection with the Loan at the Project Facility;

(s)	Assistance Regarding Collateral. As of the Execution Date, the Borrower shall perform or cause to be performed all necessary steps to assist the Lender in:

(i)	obtaining a first charge on; and

(ii)	having access to,

the collateral that is subject to the Security;

(t)	Deposit Account. As of the Execution Date, the Borrower shall maintain, at all times, the Deposit Account;

(u)	Third Party Contracts. The Borrower shall, prior to the Project Completion Date, cause the execution of valid and binding agreements for:

(i)	the sale, transfer, assignment and conveyance of fuel cell technology products with:

(x)	XXXXXXX in the minimum amount of XXXXXXX; and {Name of party and amount removed due to commercially sensitive nature.}

(y)
(1) XXXXXXX in the minimum amount of XXXXXXX; or (2) a XXXXXXX (and/or such other customer (including a Original Equipment Manufacturer) who may acquire the Borrower’s products for the purposes of manufacturing its own products which are intended, directly or indirectly, to be supplied (by the customer or by the customer’s direct or indirect customers) to persons for integration into XXXXXXX), in the minimum amount of XXXXXXX; and {Name of party, amount and industry information removed due to commercially sensitive nature.}

(ii)
(x)   the sale, transfer, assignment and conveyance of XXXXXXX products with a company involved in the XXXXXXX in the minimum amount of XXXXXXX; or {Amount and industry information removed due to commercially sensitive nature.}

(y)	an equity investment of a minimum amount of XXXXXXX by a company involved in XXXXXXX. {Amount and industry information removed due to commercially sensitive nature.}

9.2
The Lender to Perform Covenants.  If the Borrower fails to perform any covenant pertaining to the payment or expenditure of money, after reasonable written notification by the Lender, the Lender may, in its sole and absolute discretion, perform any such covenant capable of being performed by it and, the Lender may make such payment or expenditure with its own funds, or with money borrowed by or disbursed to it for such purpose, but shall be under no obligation to do so, and all sums so expended or disbursed shall be at once payable by the Borrower to the Lender upon demand and shall bear interest at the Interest Rate until paid.

ARTICLE 10 – NEGATIVE COVENANTS

10.1	Negative Covenants. The Borrower covenants and agrees that, during the Term, without the prior written consent of the Lender:

(a)	Indebtedness. The Borrower shall not incur, assume or permit to exist any indebtedness for borrowed money, other than Permitted Debt;

(b)	Encumbrances. The Borrower shall not incur, assume or permit to exist any Encumbrance on any property or asset now owned or hereafter acquired by it other than Permitted Encumbrances;

(c)
Disposition of Assets.  As of the Execution Date, the Borrower shall not enter into any agreement or grant any option or other right in favour of any Person for the sale, transfer, lease or other disposition of any of its assets, except to the extent that such dispositions (i) would be consistent with the disposition of inventory or surplus assets in the normal course of business; or (ii) would be as a result of the asset being worn out or damaged or otherwise unsuitable on condition that the Borrower shall substitute for such asset.  For greater certainty, no disposition shall result in the Security to be reduced or impaired;

(d)
Corporate Distributions. The Borrower shall not make any distribution or payment of any amount to or on behalf of any Related Parties, by way of salary, bonus, director’s fees, management fees, dividends, loans or otherwise, and whether payments are made to such Persons in their capacities as shareholders, directors, officers, employees or creditors of the Borrower, or otherwise, or any other direct or indirect payment in respect of earnings or capital of the Borrower, except for wages and bonuses to employees of the Borrower in the ordinary course of business and at levels of compensation paid by owners of comparable businesses;

(e)
Transactions with Affiliates.  The Borrower shall not sell property, asset or services to, or purchase property, asset or services from, or otherwise engage in any other transactions with, any Related Parties, except for transactions in the ordinary course of business at prices and on terms and conditions not less favourable to the Borrower than could be obtained on an Arm’s Length basis from unrelated third parties and that such transactions are in compliance with all applicable transfer pricing laws, regulations and rules;

(f)
Investments and Guarantees.  The Borrower shall not purchase or invest in the shares or assets of any business, acquire or create any subsidiary or affiliated entity, or lend money to or guarantee the obligations of any Person unless such guarantees are (i) directly related to product workmanship, warranty and the issuance of irrevocable letters of guarantee to support the delivery of the Borrower’s product(s); and (ii) provided in the ordinary course of business;

(g)	Nature of Business. The Borrower shall not materially change the nature of its business or relocate its principal operations outside of the Province of Ontario; and

(h)
Corporate Changes. The Borrower shall not liquidate or dissolve or enter into any consolidation, merger, partnership, joint venture or other combination, or enter into any transaction whereby all or substantially all of its undertaking, property and assets would become the property of any other Person, whether by way of corporate reorganization, recapitalization or transfer.

ARTICLE 11 – DEFAULT AND ENFORCEMENT

11.1
Events of Default.  The occurrence of any one or more the following events (each such event and the expiry of the cure period, if any, provided in connection therewith, being herein referred to as an “Event of Default”) shall constitute a default under this Agreement:

(a)
if the Borrower fails to pay or cause to be paid the principal of the Loan, Interest, the Mandatory Prepayment, interest on the Mandatory Prepayment or any and all costs and expenses owing hereunder when due and such failure continues five (5) days after notice is sent by the Lender to the Borrower that the applicable due date expired;

(b)
if default is made in the performance of, or compliance with any term, covenant or condition contained in this Agreement to be performed or complied with by the Borrower and such default shall remain not remedied, if capable of remedy, for a period of twenty (20) days after notice has been given by the Lender to the Borrower;

(c)	if the Borrower shall have effectively abandoned the Project or if there is a Deemed Abandonment of the Project;

(d)
if any representation or warranty of the Borrower contained herein, in any Security Documents or in any certificate or report delivered to the Lender pursuant hereto or thereto proves to have been false in any respect when made or deemed to be made;

(e)
if the Borrower (i) is dissolved, liquidated or wound up or makes a proposal in writing to be dissolved; (ii) admits, in writing, its inability generally to pay its debts as they become due; (iii) makes a general assignment, arrangement or composition with or for the benefit of its creditors; (iv) institutes a proceeding seeking a judgment of bankruptcy or a receiving order or an order adjudicating or declaring it to be bankrupt or insolvent or seeking liquidation, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debt under the Applicable Laws, including but not limited to the Companies’ Creditors Arrangement Act (Canada) or the Bankruptcy and Insolvency Act (Canada); (v) has a resolution passed for its winding-up, official management or liquidation; (vi) seeks or becomes subject to the appointment of an administrator, liquidator, receiver, receiver-manager, trustee or similar official for it or for all or substantially all its assets; (vii) has a secured party take possession of a substantial or material portion of its assets or has a distress, execution, attachment, sequestration or other legal process levied or enforced on or against a substantial or material part of its assets; (viii) ceases to carry on business; or (ix) takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing acts or events;

(f)
if any bankruptcy, reorganization, arrangement or insolvency proceedings for relief under any bankruptcy or similar laws for the relief of debtors, including but not limited to any of the proceedings or petitions described in Section 11.1(e) hereof are instituted against the Borrower and are consented to by the Borrower or, if contested by the Borrower, are not dismissed within thirty (30) days;

(g)	if there is a Closure;

(h)
if there is a default of a material obligation of the Borrower and such default has not been remedied with twenty (20) days, including but not limited to (i) a default of a term or condition of any agreement between any third party, governmental body, authority or agency and the Borrower, including any of its Affiliates; and (ii) a default in respect of a material amount of its outstanding indebtedness or other obligations for the payment of money from a third party, governmental body, authority or agency, including any of its Affiliates;

(i)
if a final judgment or decree for the payment of money due is obtained or entered against the Borrower in an amount in excess of One Million Dollars ($1,000,000), except in respect of a judgment which (i) was the subject of a bona fide dispute; (ii) is not material to the financial condition, business or operations of the Borrower; and (iii) is paid in full within thirty (30) days after judgment;

(j)
if Project Financing (other than the Loan), or any part thereof, becomes unavailable to the Borrower for any reason whatsoever and is not replaced within thirty (30) days after notice has been given by the Lender to Borrower by other Project Financing provided to the Borrower on substantially similar terms and conditions;

(k)
failure to maintain at least thirty-five (35) employees at the Project Facility as determined by the number of employees on the Borrower’s payroll as at September 30th, during each year of the Term unless the failure is a result of a Temporary Cessation.  The Borrower shall act in good faith in determining its number of employees as at September 30th in each year which number is intended to be generally representative of the Borrower’s number of employees.  Any attempt, in the Lender’s reasonably held opinion, by the Borrower to manipulate or artificially inflate the number of employees by artificial transactions or schemes shall be an Event of Default; or

(l)	if a Material Adverse Change occurs or reasonably appears to be imminent such that the viability of the Borrower as a going concern is threatened in the opinion of the Lender, acting reasonably.

11.2
The Lender May Waive.  The Lender may, at any time, waive any default or Event of Default which may have occurred; provided that, no such waiver shall extend to, or be taken in any manner whatsoever to affect, any subsequent default or Event of Default or the right to remedies resulting therefrom, and that no such waiver shall be, or shall be deemed to constitute, a waiver of such default unless such waiver is explicit and in writing from the Lender.

11.3
Remedies.  Without limiting the rights otherwise possessed by the Lender under this Agreement, the Security Documents or other document or instrument, in case an Event of Default shall have occurred and be continuing, the Lender shall be entitled to exercise all of the rights, powers and remedies (whether vested in it by this Agreement, the Security Documents, any other document or instrument, or the Applicable Laws) for the protection and enforcement of its rights in respect of the Security including, but not limited to, all the rights and remedies of a secured party upon default under the PPSA and other Applicable Laws, and the Lender shall be entitled, without limitation, to exercise any or all of the following rights, which the Borrower hereby agrees to be commercially reasonable:

(a)	the Lender may, immediately, without further notice to the Borrower, terminate its commitment and obligation to make the Loan;

(b)	the Lender shall be relieved of all obligations to make further Disbursements to the Borrower;

(c)	the Borrower shall have no right to earn any further performance incentives referred to in Articles 3 and 4 hereof; and

(d)
all obligations arising out of, resulting from or in connection with the Loan or this Agreement, including but not limited to the Loan, the Interest, the Mandatory Prepayment and the corresponding interest and any and all costs and expenses unpaid will immediately become due and payable and the Lender may demand payment of all such obligations and it or its agent may enforce its rights and remedies under this Agreement and the Security Documents or otherwise provided by the Applicable Laws, at any time.

Upon the occurrence of an Event of Default and at any time thereafter while an Event of Default is continuing, the Lender, by notice to the Borrower, shall specify the date or dates in such notice (whereupon the same shall become due and payable on such date together with accrued Interest thereon and any other sums then owed by the Borrower hereunder or under the Security Documents and under the provisions of Section 11.6 hereof shall apply) or withdraw its declaration with effect from such date as it may specify in such notice.

11.4	Specific Remedies. Upon the occurrence of an Event of Default specified under Section 11.1(b) hereof with respect to

(a)	Section 2.2 hereof, the Lender shall only avail itself to the remedy provided for under Sections 3.10 and 3.11 hereof; and

(b)	Section 2.5 hereof, the Lender shall only avail itself to the remedy provided for under Section 4.2 hereof.

11.5
Appropriation of Monies.  At any time after an Event of Default has occurred and is continuing, the Lender may, from time to time, appropriate any monies received from or owing to the Borrower or the proceeds arising from the enforcement of the Security Documents in its discretion as it may see fit and the Borrower may not require any different appropriation.  taking of a judgment or any other action or dealing whatsoever by the Lender in respect of the Security shall not operate as a merger of any of the Borrower’s obligations or in any way affect or prejudice the rights, remedies and powers which the Lender may have, and the foreclosure, surrender, cancellation or any other dealing with any security or the Borrower’s obligations shall not release or affect the liability of the Borrower in respect of the remaining portion of the Borrower’s obligations.

11.6
Remedies Cumulative.  Each right, power and remedy of the Lender provided for in this Agreement and the Security Documents, or now or hereafter existing at law or in equity or by statute shall be cumulative and concurrent and shall be in addition to every other such right, power or remedy.  The exercise by the Lender of any one or more of the rights, powers or remedies provided for in this Agreement or the Security Documents or now or hereafter existing at law or in equity or by statute or otherwise shall not preclude the simultaneous or later exercise by the Lender of all such other rights, powers or remedies, and no failure or delay on the part of the Lender to exercise any such right, power or remedy shall operate as a waiver thereof.  Unless otherwise required by this Agreement or the Security Documents, no demand, presentment, protest advertisement or notice of any kind to or on the Borrower in any case shall entitle the Borrower to any other or further notice or demand in similar other circumstances or constitute a waiver of any of the rights of the Lender or to any other or further action in any circumstances without demand or notice.

11.7
Interest after Default.  The Borrower expressly acknowledges that interest at the Interest Rate shall apply, from the date of the notice to the Borrower, to any and all amounts in the event that that the Lender exercises any of its remedies pursuant to Sections 11.3 and 11.4 hereof until payment in full, during the course of any and all proceedings to collect such amounts, and such Interest Rate shall apply to and be exigible as additional damages in any award of damages made by a court of competent jurisdiction pursuant to any such action, all without the necessity of any further act or agreement or notification to the Borrower.

11.8
Costs and Expenses.  Without limiting the Borrower’s obligations under Article 12 hereof, the Borrower will, upon demand, pay to the Lender the amounts of all reasonable costs and expenses including, but not limited to, all reasonable legal and professional advisor fees and expenses (whether incurred without litigation or in connection with litigation at any level), which the Lender may incur in connection with the preparation or enforcement of this Agreement, the Security Documents or the enforcement of the security interest granted pursuant to the Security Documents.

ARTICLE 12 – INDEMNITY

12.1
Indemnity.  The Borrower shall (a) indemnify and hold harmless the Lender and each of its employees, advisors, agents, successors, assigns and representatives (each, an “Indemnified Party”) from and against any and all actions, proceedings, claims, judgements or assessments in respect of damages, losses, liabilities, expenses and obligations (including, but not limited to, fees and disbursements of legal and professional advisors), of any kind or nature whatsoever that may be incurred or sustained by, or asserted or awarded against, any Indemnified Party as a result of, arising out of, or in connection with the Project, the Loan, this Agreement or the Security Documents; and (b) to reimburse each Indemnified Party for all reasonable costs and expenses including, but not limited to, all reasonable legal and professional advisor fees and expenses, in each case arising out of, resulting from or in connection with the Project, the Loan, this Agreement, the Security Documents, the exercise of any Indemnified Party of any right or remedy granted to it hereunder or under the Applicable Laws, the enforcement by any Indemnified Party of this Agreement, the Security Documents or the collection of any amount pursuant to this Agreement or the Applicable Laws.

ARTICLE 13 – NOTICE

13.1	Notice. Any demand, approval, notice or communication to be made or given hereunder shall be in writing and may be made or given by personal delivery, courier or mailed by first class :

13.1	registered mail, postage pre paid or by facsimile transmission, or other verifiable electronic means of communication addressed to the respective parties as follows:

(a)	To the Lender:

Ministry of Economic Development and Trade
Investment Division
Investment Funding Programs Branch
Investment Programs Unit
3rd Floor, Hearst Block,
900 Bay Street
Toronto, Ontario M7A 2E1

Attention: Manager, Investment Programs Unit

Facsimile No.:   (416) 314 - 7014
E-mail:  SJIF@ontario.ca

(b)	To the Borrower:

Hydrogenics Corporation - Corporation Hydrogénique
220 Admiral Blvd.
Mississauga, Ontario, L5T 2N6

Attention: Ms. Jennifer Barber

Facsimile No.:  905-361-3626
Email: jbarber@hydrogenics.com

or to such other address or facsimile number as any party may from time to time designate in accordance with this Section.  Any communication made by personal delivery or by courier shall be conclusively deemed to have been given and received on the day of actual delivery thereof or if such day is not a Business Day, on the first (1st) Business Day thereafter.  Any communication made or given by facsimile on a Business Day before 4:00 p.m. shall be conclusively deemed to have been given and received on such Business Day and otherwise shall be conclusively deemed to have been given and received on the first (1st) Business Day following the transmittal thereof.  Any communication that is mailed shall be conclusively deemed to have been given and received on the fifth (5th) Business Day following the date of mailing but if, at the time of mailing or within five (5) Business Days thereafter, there is or occurs a labour dispute or other event that might reasonably be expected to disrupt delivery of documents by mail, any communication shall be delivered or transmitted by any other means provided for in this Section 13.1.

ARTICLE 14 – MISCELLANEOUS

14.1
Entire Agreement; Amendment.  This Agreement, including all Schedules and Annexes hereto and all documents contemplated hereby, constitutes the entire agreement between the parties with respect to the subject matter and supersedes all prior negotiations, undertakings, representations and understandings, including but not limited to the letter of offer, dated August

8, 2011.  For greater certainty, to the extent that a schedule is inconsistent with the body of this Agreement, the body of this Agreement shall prevail.  No agreement purporting to amend or modify this Agreement or any document or paper relating thereto or connected herewith is valid and binding unless it is in writing and signed and accepted in writing by the Lender and the Borrower.

14.2
Publications, Press Releases, Media Events, Communiqués.  Any public or other announcements with respect to the Loan, the Project or this Agreement, except as may be required by the Applicable Laws, will be made only upon the mutual agreement of the parties hereto.  The Borrower will consult with the Lender at least five (5) Business Days prior to any communications event.

14.3
Confidentiality.  Except as otherwise provided in this Agreement, subject to the FIPPA and except as it may be legally required to disclose, the Lender shall use its best efforts to maintain the confidentiality of information received from the Borrower and shall provide the Borrower with notice of any request from a third party for information received from the Borrower.  Without limiting the generality of the foregoing, the obligations under this Section 14.3 shall include all information obtained pursuant to Section 7.7, and the Lender shall be responsible for ensuring that the persons provided access to such information on behalf of the Lender maintain such information on a confidential basis.

14.4
Credit Information.  The Borrower consents and agrees that the Lender, at any time and from time to time, is permitted to obtain from any credit reporting agency, bank or other source such financial and other credit information regarding the Borrower as the Lender may deem appropriate, and the Borrower further consents to the disclosure by the Lender of any such information to any such credit reporting agency, bank or any other Person with whom the Borrower has or proposes to have a financial relationship.

14.5
Assignment.  The Borrower may not assign this Agreement or any of the benefits or obligations hereunder to any Person, without the prior written consent of the Lender.  The Lender will have the right at any time to assign this Agreement and any of its rights and obligations hereunder to any Person.

14.6
Waiver. The failure or delay by the Lender in exercising any right or privilege with respect to the non-compliance with any provisions of this Agreement by the Borrower, and any course of action on the part of the Lender, shall not operate as a waiver of any rights of the Lender unless made in writing by the Lender.  Any waiver by the Lender shall be effective only in the specific instance and for the purpose for which it is given and shall not constitute a waiver of any other rights and remedies of the Lender with respect to any other or future non-compliance.

14.7	Time of Essence. In the performance and observance of the terms and conditions of this Agreement, time shall be of the essence.

14.8
Effective Period.  Unless otherwise agreed to in writing or specifically herein provided otherwise, this Agreement shall remain in full force and effect during the Term or until such time as the Borrower shall have fully performed its obligations to repay the amounts owing to the Lender hereunder.

14.9
Severability.  Each provision of this Agreement is intended to be severable.  If any provision hereof is illegal or invalid, such illegality or invalidity shall not affect the validity of the remainder hereof.

14.10	Purchasing. The Borrower shall acquire all supplies, equipment and services purchased with the Loan through a competitive process that ensures the best value for funds expended.

14.11
Further Assurances.  Each party will, at any time and from time to time, upon the request of the other party, execute and deliver such further documents and do such further acts and things as the other party may reasonably request in order to evidence, carry out and give full effect to the terms, conditions, intent and meaning of this Agreement and the Security Documents.

14.12
Survival.  Section 3.6 (Repayment Obligation), Section 3.10 (Mandatory Prepayment), Section 3.11 (Interest on Mandatory Prepayment), Section 4.2 (Interest), Section 9.1(d) (Rights of Inspection and Inquiry), Sections 11.3, 11.4, 11.5, 11.6, 11.7 and 11.8 (Remedies), Article 12 (Indemnity) and Section 14.3 (Confidentiality) hereof, shall survive any termination or cancellation of this Agreement.

14.13
Certificates.  Without limiting the foregoing, all statements contained in any certificate or other writing delivered by or on behalf of the Borrower pursuant hereto or in connection with the transactions contemplated hereby shall be deemed to be representations and warranties of the Borrower contained herein.

14.14
Force Majeure.  Upon the occurrence, if any, of an event which is a Force Majeure, the party whose performance is affected, whether the Lender or the Borrower, shall to the extent reasonably possible, minimize its adverse impact.  Neither the Lender nor the Borrower shall be in breach of this Agreement, if, upon the occurrence of a Force Majeure and after delay minimization, either the Lender or the Borrower delays performance of its obligations hereunder for such reasonable period of time so as to enable the harmed party to overcome the effects of the Force Majeure; provided, however, neither the Lender nor the Borrower shall delay performance of any obligation of this Agreement such that, cumulatively, such delays will extend the Term for more than two (2) years.

14.15
Execution in Counterparts; Facsimile; E-mail.  This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.  Delivery by facsimile or e-mail (PDF or other image format) transmission of a counterpart of this Agreement signed by the Borrower shall be effective as a manual delivery of an original signed counterpart of this Agreement and the Borrower undertakes to provide the Lender with a copy of this Agreement bearing original signatures forthwith upon demand.

14.16
Governing Law; Submission to Jurisdiction; Process Agent.  This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.  For purposes of any suit, action or proceeding involving this Agreement or the Security Documents or any judgment entered by a court in respect of such suit, action or proceeding, the Borrower expressly submits to the exclusive jurisdiction of the courts of the Province of Ontario and agrees that any summons, order, process or other paper of such courts may be served upon the Borrower within or without such courts’

jurisdiction by mailing a copy to the Borrower at its address specified in Article 13 hereof.  The Borrower irrevocably waives any objection it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the Security Documents brought in any such court and further irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.  Nothing herein shall affect the Lender’s right to serve process upon the Borrower in any other manner permitted by the Applicable Laws or the Lender’s right to bring any suit, action or proceeding against the Borrower in the courts of any jurisdiction.

[The remainder of this page is intentionally left blank; Signature page to follow.]

IN WITNESS WHEREOF, this Agreement is effective as of the date first above written.

HYDROGENICS CORPORATION - CORPORATION HYDROGÉNIQUE

“Daryl Wilson”
Name: Daryl Wilson
Title: CEO
Date: September 28, 2011

“Jennifer Barber”
Name: Jennifer Barber
Title: CFO
Date: September 28, 2011
I/We have authority to bind the Corporation.

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ONTARIO, as represented by the Minister of Economic Development and Trade

"Wendy Tilford”
Name: Wendy Tilford
Title: Deputy Minister
Date: September 30, 2011

SCHEDULE “A”

DESCRIPTION, MILESTONES, DELIVERABLES AND TIMELINES OF THE PROJECT

Borrower Name:  Hydrogenics Corporation - Corporation Hydrogénique

Project Name:      Advanced Fuel Cell Research and Development and Strategic Deployment

Project Location: 220 Admiral Blvd., Mississauga, ON L5T 2N6

Project Completion Date: September 30, 2015

Executive Summary:  (Please provide (a) high level description of the Project and the expected outcomes and benefits such as jobs, environmental benefits, product innovation, process innovation, productivity improvements, etc.)

The Borrower will develop fuel cell and electrolyser technology into new and existing product offerings in the XXXXXXX markets (the “Project”).  The Project will focus on:

(a)	XXXXXXX;

(b)	XXXXXXX; and

(c)	XXXXXXX.

{Commercially sensitive information relating to project target market and project development objectives removed.}

The Project will include research and development work on hydrogen power systems at five universities and two NRC facilities in the Province of Ontario and will help ensure that Province of Ontario remains at forefront of hydrogen power research.

The Borrower will create and or retain one hundred (100) high paying jobs requiring engineering, design and technical expertise.

Project Management:

See organizational chart below.

2

XXXXXXX
{Commercially sensitive management organizational structure chart removed.}

3

Milestones, Deliverables and Timelines:  (Please complete the table of milestones and deliverables (key steps in the Project) with estimated completion dates.)

XXXXXXX
{Commercially sensitive information relating to milestones, deliverables and timelines removed.}

SCHEDULE “B”

ELIGIBLE COSTS, PROJECT INVESTMENT COMMITMENT BUDGET AND CUMULATIVE JOB CHART

➢	This Schedule contains the list of Eligible Cost Categories for the Project.

➢	Please use these Eligible Cost Categories when preparing the Eligible Costs Budget.

➢	In order to be eligible, the cost must be incurred and paid after the Effective Date.

➢	The total amount of government funding (provincial, federal and municipal) for Eligible Costs cannot exceed 50%.

ELIGIBLE COSTS

The following shall be used, where necessary, to clarify the categories and description of Eligible Costs set out in the budget sections of this Schedule.  They do not expand the universe of Eligible Costs.

“Eligible Costs” are actual costs directly attributable to, and necessary for the completion of the Project and were not wholly or partially for another purpose, subject to the terms and conditions of the Agreement, and subject to review and approval by the Lender.

Eligible Costs are one-time costs directly attributable to the development and implementation of the Project.  Eligible Costs do not include ongoing costs of production or operations.  Labour, materials, overhead, and other costs for the production of saleable items are not eligible.

Eligible Costs are actual cash outlays that must be documented through invoices, receipts, or Borrower records acceptable to the Lender and are subject to verification by an independent auditor.  Evidence of payment must be maintained for audit purposes.  Acting reasonably, the Lender’s decisions as to the expenditure eligibility and valuation shall be final and determinative.

Eligible costs must be incurred by the Borrower in the Province of Ontario.

Eligible Cost Categories:

Project Facility Modifications/ Upgrades Required for the Project:

Project Facility modifications/upgrades that are directly attributable to and necessary for the Project, subject to prior written approval by the Lender.  These may include:

•	Interior Project Facility modifications/upgrades required for installation of Project-related equipment. Example: reinforcement of an existing floor for installation of special equipment.

•	Installation of upgraded interior power lines/gas lines/special ventilation required for new Project-related equipment or processes.

•	Renovations for establishment of a “clean lab”.

Eligible Costs may only be included in this category after review and approval by the Lender.

2

Equipment and Machinery:

➢
Equipment and machinery necessary for the successful completion of the Project.  Eligible costs include the purchase price of new or used equipment and machinery and associated delivery and installation costs.

➢
If new equipment is acquired under capital lease (as a method of financing), the non-interest portions of the capital-lease payments are eligible. Interest costs are not eligible under any circumstances.

➢
Where existing equipment/machinery (purchased prior to the Effective Date) owned by the Borrower or a related company is to be moved to a new location for use in the Project, only the costs of moving and installation shall be eligible.

Materials:

➢	Costs of direct materials necessary for, and specifically identified and measured as having been used for, the completion of the Project, including:

o	Materials used for prototypes.

o	Materials used for configuring and testing production processes and systems.

o	Materials used for training employees.

o	Other materials directly related to the Project as approved by the Lender.

➢	Materials used for the regular production of saleable items are not eligible.

Labour (one time):

➢
One-time labour costs must be directly attributable to the development and implementation of the Project.  This would include direct salaries, wages and benefits, paid by the Borrower, for employees of the Borrower working on the Project and in proportion to the amount of time spent working directly on the Project.  Note:  Ongoing operational and production labour costs are ineligible.

➢
Benefits mean employees’ regular entitlements for payroll-related benefits (CPP, EI, employer health tax), medical and dental-related benefits, and an appropriate percentage to reflect the cost of sick leave, vacation, and statutory holidays.  Any other benefits must be approved in writing by the Lender.

➢
The Borrower is required to maintain timesheets or appropriate records for all employees working directly on the Project to verify time spent on Project work, to verify expenditures for audit purposes and categorize the types of labour as follows:

o	Management

o	One time labour directly associated with Project implementation, (including staff time re hiring new Project-related jobs, Project administration, Project-related purchasing)

3

o	Engineering and Technical (including skilled trades)

o	Quality Testing

o	Other categories as appropriate, with the prior written approval of Ontario.

Research and Development:

➢	Costs incurred by the Borrower for Research and Development which are directly attributable to the Project.

➢	This would include consulting, engineering and design services directly attributable to the Project conducted by firms at arms length to the Borrower.

➢	One-time labour costs of employees of the Borrower for the Research, Development, and design work directly related to the Project are eligible.

Training:

➢	Training costs directly attributable to the Project. Training must take place in Ontario.

Other Eligible Costs:

➢	Specify other eligible costs that are directly attributable to the Project, as approved by the Lender.

Ineligible Cost Categories:

Only costs specifically listed in the Eligible Costs Categories section above are eligible under SJIF. All other costs are ineligible. The following list is therefore not the complete list of ineligible costs, but is provided as guidance regarding certain ineligible costs.

The following costs, among others, are ineligible:

•	Ongoing costs of production or operations, such as:

o	Labour

o	Materials

o	Overhead

o	Other costs of production of saleable items.

•
Costs Related to the use of premises: including rent, lease, utilities, property taxes, building maintenance, and any other costs related to the ongoing costs of operating company facilities/premises, whether used for the Project or not.

•	Equipment depreciation and maintenance.

4

•
Rental (including under a rental-type lease) of equipment, including office equipment and production-related equipment.  For new equipment acquired under capital lease (as a method of financing), the non-interest portions of the capital-lease payments are eligible.  Interest costs are not eligible under any circumstances.

•	General Working Capital requirements:

o	Working capital requirements not directly attributable to the project including:

▪	Debt service costs

▪	Federal, provincial or municipal taxes

▪	Surtaxes and special expenses (e.g. legal fees)

o	Working capital costs for ongoing costs of the proponent’s regular production or operations (e.g. materials)

•	Overhead

•	Land or Buildings:

o	Purchase of land or buildings, construction of a building, or building expansion.

•	Labour (ongoing/operational):

o	Labour costs that are not directly related to the project including the ongoing costs of production or operations.

o	Note that one-time labour costs directly attributable to the development and implement of the project are eligible.

•	Costs related to Sales and Marketing.

•	Travel, Conferences, Meals, Hospitality, Memberships.

•	Business Plan Preparation:

o	Costs associated with the preparation of the Business Plan (successful or not), such as, success fees or third party government relations consulting services.

•	Bonuses, Dividends, or Cash Incentives

•	Transaction Costs

•	Legal, accounting

•	Vehicles and Off-Site Equipment:

o	Costs associated with the purchase/lease or operation of vehicles or off-site equipment.

5

•	Costs not incurred in Ontario.

•	Costs for project assets that will not be located at the Project Facility except for tooling located at a customers facility in Ontario.

•	Mergers and Acquisitions.

6

2.           Project Investment Commitment Budget

XXXXXXX

{Commercially sensitive budget information removed.}

7

3.           Cumulative Job Chart

	Current Date (Oct. 1, 2010)	Year 1 Oct. 1, 2010 to Sept. 30, 2011	Year 2 Oct. 1, 2011 to Sept. 30, 2012	Year 3 Oct. 1, 2012 to Sept. 30, 2013	Year 4 Oct. 1, 2013 to Sept. 30, 2014	Year 5 Oct. 1, 2014 to Sept. 30, 2015	5-Year Cumulative Job Target
Current Project Facility Employment	50
Project Jobs
New Jobs		X	X	X	X	X	117
Retained Jobs		X	X	X	X	X	250
Subtotal Project Jobs		X	X	X	X	X	367
Other Jobs at Project Facility							0
Total Jobs		X	X	X	X	X	367

{Commercially sensitive year-to-year employment objectives removed.}

SCHEDULE “C”

DRAWDOWN CERTIFICATE

DATE:  [insert]

TO:           Ministry of Economic Development and Trade
Strategic Policy and Programs Division
Investment Funding Programs Branch
Investment Programs Unit
3rd Floor, Hearst Block,
900 Bay Street
Toronto, Ontario M7A 2E1

Attention:                      Manager, Investment Programs Unit

FROM: Hydrogenics Corporation - Corporation Hydrogénique

RE:
Loan Agreement dated as of September 28, 2011 with effective date of October 1, 2010 between Her Majesty the Queen in the right of the Province of Ontario, as represented by the Minister of Economic Development and Trade (the “Lender”) and Hydrogenics Corporation - Corporation Hydrogénique (the “Borrower”) (the “Agreement”)

Except as otherwise defined herein, all capitalized terms shall have the meanings given to them in the Agreement.

1.
I, [insert name], [insert title of the authorized officer], of the Borrower, on behalf of the Borrower, and not in my personal capacity, having made such inquiries as I have deemed necessary and advisable for this Drawdown Certificate, hereby certify that to the best of my knowledge, information and belief that:

(a)	on and as of the date hereof,

(i)	all representations and warranties contained in Article 8 of the Agreement are true and correct;

(ii)	no Event of Default, whether or not the Lender has been given notice thereof, has occurred and is continuing;

(iii)	the Borrower is in actual possession of the Project Facility;

(iv)	the Borrower has not incurred a cost overrun for the Project for which the Borrower has not obtained additional financing to pay for any such cost;

(v)	there has been no Closure;

(vi)	the Borrower has observed each of the covenants and conditions of the Agreement; and

(vii)	no Material Adverse Change has occurred;

2

(b)
attached hereto is a schedule entitled, “Schedule of Paid Eligible Costs”, in the form of Schedule “D”, attached to the Agreement, which sets out the Eligible Costs incurred and paid by the Borrower in relation to the Disbursement.  The information provided in the attached schedule is true and accurate and relate to the Eligible Costs on account of the Project, which have been incurred and paid by the Borrower during the period commencing [insert] and ending on [insert], and the Disbursements made by the Lender as of the date of this Drawdown Certificate.  The information provided in the attached Schedule:  (Please initialize the applicable sentence.)

___	does contain Eligible Costs incurred and paid to Arm’s Length suppliers;

___	does contain Eligible Costs incurred and paid to Non-Arm’s Length suppliers. Attached, is the certificate or invoice(s), as required by Section 6.3(b) of the Agreement;

(c)	attached hereto is a schedule entitled, “Project Status Report”, in the form of Schedule “E”, which is true, correct and complete;

(d)	the information provided herein and in the attached schedules are accurate and complete and are being relied upon by the Lender to disburse the Disbursements in respect of the Loan; and

(e)	the Disbursement will be used in accordance with the Agreement.

2.	The Borrower hereby requests a Disbursement in the amount of [insert] Dollars ($[insert]).

IN WITNESS WHEREOF, the undersigned has hereunto signed these presents as of the date written above.

__________________________________________
Name:  [insert]
Title:  [insert], Hydrogenics Corporation - Corporation Hydrogénique

SCHEDULE “D”

SCHEDULE OF PAID ELIGIBLE COSTS

Re: Loan Agreement dated as of September 28, 2011 with effective date of October 1, 2010 between Her Majesty the Queen in right of the Province of Ontario, as represented by the Minister of Economic Development and Trade (the “Lender”) and Hydrogenics Corporation - Corporation Hydrogénique (the “Borrower”) (the “Agreement”)

Borrower: Hydrogenics Corporation - Corporation Hydrogénique
Disbursement #: [insert disbursement number]
Disbursement Period: [date] to [date]
Incentive Period Start Date: [insert] [insert date of 1st Disbursement]
Incentive Period End Date: [insert]

1.           Paid Eligible Costs.

Eligible Costs Category	Project Component (list Project components here)	Eligible Costs Claimed This Period
Overhead	[NTD: insert/delete rows as appropriate/necessary]

	Subtotal	$
Construction / Leasehold Improvements

	Subtotal	$
Equipment and Machinery

	Subtotal	$
Materials

	Subtotal	$
Labour (one time)

	Subtotal:	$
Research and Development*

	Subtotal:	$
Other Eligible Costs: (specify)

	Subtotal:	$
Total Eligible Costs claimed this period:		$
* Training costs directly attributable to the Project can be included in the total Project Investment Commitment.  However, they are not a reimbursable expense for purposes of the Loan.

** Indicate cost category for each component under R&D expenditures as listed in Schedule “B” of the Agreement (e.g., equipment and machinery).

2

Please be advised that the Borrower must retain all records and invoices to support of the Eligible Costs paid and such records and invoices are subject an audit by the Lender.

2.           Total Disbursements to Date.

Total Loan: [insert]
	Disbursement Period [Please insert the date]	Disbursement Amount	Balance Remaining of the Loan
1.		$	$
2.		$	$
3.		$	$
TOTAL		$	$

SCHEDULE “E”

PROJECT STATUS REPORT

Re: Loan Agreement dated as of September 28, 2011 with effective date of October 1, 2010 between Her Majesty the Queen in right of the Province of Ontario, as represented by the Minister of Economic Development and Trade (the “Lender”) and Hydrogenics Corporation - Corporation Hydrogénique (the “Borrower”) (the “Agreement”)

Borrower: Hydrogenics Corporation - Corporation Hydrogénique

Project Name: [insert]

Project Location: [insert]

Project Completion Date: September 30, 2015

Incentive Period Start Date: [insert] Incentive Period End Date: [insert]

Report Period Covered: From: [insert] To: [insert]

Please tick the applicable box: ⁫ Annual Status Report ⁫ Semi-Annual Project Status Report ⁫ Final Project Status Repor

The Project Status Reports are to be submitted with the Drawdown Certificate and semi-annually until the completion of the Project.  A final Project Status Report must be submitted with the Final Project Certificate in the form of Schedule “F-2”, attached to the Agreement, within sixty (60) days of the Project Completion Date.

Please complete Sections 1 to 4 of this Schedule.

1.  Project Milestone Status.

Please provide a status report with respect to the achievement of milestones, deliverables and timelines for the Project by completing the chart below.  Please explain any changes, actual or anticipated delays, with respect to any milestones, deliverables and timelines for the Project under the heading “Comments” and provide a revised expected completion date, if applicable.

Please insert additional lines to the chart below if needed.

2

	Milestones and Deliverables	Expected Completion Date	Revised Expected Completion Date (if necessary)	Percentage Complete	Comments	Actual Completion Date
1
2
3
4
5
6
7
8
	Project Completion	[NTD: Insert Completion Date]

3

2.  Project Investment Commitment Status.

Please provide a status report with respect to the Project’s actual Project Expenditures (for reference, see Project Budget in Schedule “B” of the Agreement) by completing the chart below.  Please explain any actual or anticipated variances greater than ten percent (10%) in any category of the Eligible Costs under the section entitled, “Comments”.

Actual Expenditures: Project Investment Commitment
Eligible Costs* Category	Year 1 [Dates]		Year 2 [Dates]		Year 3 [Dates]		Year 4 [Dates]		Year 5 [Dates]		Project Budget	Total (Actual)
	Projected	Actual	Projected	Actual	Projected	Actual	Projected	Actual	Projected	Actual
Overhead
Construction/Leasehold Improvements
Equipment and Machinery
Labour (one time)
Training**
Research and Development
Other Eligible Costs: (specify)
Total:
Comments
*Eligible project costs must be directly related and attributable to the Project.  In order to be an Eligible Cost, the cost must be incurred and paid on or after the Effective Date.

**Training costs directly attributable to the Project can be included in the total Project Investment Commitment.  However, they are not a reimbursable expense for purposes of the Loan.

4

3.  Total Project Investment Commitment Year to Date.

Total Project Investment Commitment Year to Date
Total Project Investment Commitment to Date (Budget)	Total Actual Expenditures to Date	Variance		Comments (Explain annual variances greater than ten percent (10%))
		In Dollars	In Percentage

4.	Cumulative Job Target Status.

Current Employment at the Project Facility		Year 1 [Date]		Year 2 [Date]		Year 3 [Date]		Year 4 [Date]		Year 5 [Date]		5-Year Cumulative Job Target—Projected	5-Year Cumulative Job Target—Actual
		Projected	Actual	Projected	Actual	Projected	Actual	Projected	Actual	Projected	Actual
Project Jobs	New Jobs*
Retained Jobs
Subtotal Project Jobs
Other Jobs at the Project Facility
Total Jobs
*New Jobs in addition to the current Project Facility employment in a given year.

The term “Job” is defined in the Agreement.

To complete the chart under the heading “Cumulative Job Target Status”, please specify first the current employment at the Project Facility.  Then, please identify the number of anticipated Project related Jobs.  This should be divided between the current number of Jobs at the Project Facility, which are the “Retained Jobs”, and the number of Jobs created, which are the “New Jobs”.

Please list the balance of the current employees at the Project Facility as “Other Jobs at Project Facility”.  Please list these job numbers in the columns for each of the 5 years. (e.g., show 10 new jobs as follows: 10 (Yr1) + 10 (Yr2) + 10 (Yr3) + 10 (Yr4) + 10 (Yr5) = Cumulative Job Target of 50).  Add each year for the “Total Jobs” and across to calculate the “5-year Cumulative Job Target”.

SCHEDULE “F”

ANNUAL CERTIFICATE

DATE:  [insert]

TO:           Ministry of Economic Development and Trade
Strategic Policy and Programs Division
Investment Funding Programs Branch
Investment Programs Unit
3rd Floor, Hearst Block,
900 Bay Street
Toronto, Ontario M7A 2E1

Attention:         Manager, Investment Programs Unit

FROM: Hydrogenics Corporation - Corporation Hydrogénique

RE:
Loan Agreement dated as of September 28, 2011 with effective date of October 1, 2010 between Her Majesty the Queen in the right of the Province of Ontario, as represented by the Minister of Economic Development and Trade (the “Lender”) and Hydrogenics Corporation - Corporation Hydrogénique (the “Borrower”) (the “Agreement”)

Except as otherwise defined herein, all capitalized terms shall have the meanings given to them in the Agreement.

1.
I, [insert], [insert name and title of the authorized officer] of the Borrower, on behalf of the Borrower, and not in my personal capacity, having made such inquiries as I have deemed necessary and advisable for this Annual Certificate for [insert] Fiscal Year, hereby certify that to the best of my knowledge, information and belief that:

(a)	the Borrower has created and/or retained a total [insert number] of Jobs at the Project Facility;

(b)	the Borrower has a total of [insert number] employees on its payroll at the Project Facility;

(c)	the Borrower has expended [insert] Dollars ($[insert]) on account of the Project Expenditures;

(d)	the Borrower has expended [insert] Dollars ($[insert]) on account of Eligible Costs;

(e)	the Borrower (Please initialize the applicable sentence.)

____ has incurred cost overruns, which overruns have been financed by [insert];

____ has not incurred cost overruns;

2

(f)	attached hereto is the Project Status Report, in the form of Schedule “E” of the Agreement, which is true and accurate;

(g)	there has been no Closure;

(h)	on and as of the date hereof,

(i)	no Event of Default, whether or not the Lender has been given notice thereof, has occurred and is continuing;

(ii)	all representations and warranties contained in Article 8 of the Agreement are true and correct; and

(iii)	the Borrower has observed each of the covenants and conditions of the Agreement.

IN WITNESS WHEREOF, the undersigned has hereunto signed these presents as of the date written above.

__________________________________________
Name:  [insert]
Title:  [insert], Hydrogenics Corporation - Corporation Hydrogénique

SCHEDULE “G”

REQUEST FOR FORGIVENESS - INTEREST INCENTIVE

DATE:  [insert]

TO:           Ministry of Economic Development and Trade
Strategic Policy and Programs Division
Investment Funding Programs Branch
Investment Programs Unit
3rd Floor, Hearst Block,
900 Bay Street
Toronto, Ontario M7A 2E1

Attention:              Manager, Investment Programs Unit

FROM: Hydrogenics Corporation - Corporation Hydrogénique

RE:
Loan Agreement dated as of September 28, 2011 with effective date of October 1, 2010 between Her Majesty the Queen in the right of the Province of Ontario, as represented by the Minister of Economic Development and Trade (the “Lender”) and Hydrogenics Corporation - Corporation Hydrogénique (the “Borrower”) (the “Agreement”)

Except as otherwise defined herein, all capitalized terms shall have the meanings given to them in the Agreement.

1.
I, [insert], [insert name and title of the authorized officer] of the Borrower, on behalf of the Borrower, and not in my personal capacity, have reviewed the Borrower’s activities with a view of determining whether the Borrower has complied with the terms and conditions of the Agreement and hereby certify that:

(a)	no Event of Default, whether or not the Lender has been given notice thereof, has occurred and is continuing;

(b)	the Borrower is in compliance with the terms and conditions of the Agreement;

(c)	the Borrower has achieved [insert] Jobs at the Project Facility at the end of the Cumulative Job Target Period;

(d)	there has been no Closure during the Incentive Period; and

(e)
attached hereto as “Annex 1” is a detailed interest calculation and result prepared in accordance with the formula set out in Section 4.2 of the Agreement, which shows that there is no Interest payable.  The detailed calculation includes the number of hours paid by the Borrower in accordance with the definition of “Job”.

2

2.	The Borrower hereby requests forgiveness for the interest accruing during the Incentive Period in the amount of [insert] Dollars ($[insert]).

IN WITNESS WHEREOF, the undersigned has hereunto signed these presents as of the date written above.

__________________________________________
Name:  [insert]
Title:  [insert], Hydrogenics Corporation - Corporation Hydrogénique

ANNEX 1

CALCULATION OF THE INTEREST PAYABLE DURING THE INCENTIVE PERIOD

Interest = A – B

Where “A” is the sum of 5.67% per annum per each Year of the Incentive Period on the principal amount outstanding in respect of the Loan calculated in accordance with Section 3.3 of the Agreement; and

where “B” is the amount calculated as follows:
provided however, that the Interest payable cannot be less than zero (0).

SCHEDULE “H”

PROJECT EXPENDITURES CERTIFICATE

DATE:  [insert]

TO:       [insert Auditor’s address]

COPY TO:        Ministry of Economic Development and Trade
Strategic Policy and Programs Division
Investment Funding Programs Branch
Investment Programs Unit
3rd Floor, Hearst Block,
900 Bay Street
Toronto, Ontario M7A 2E1

Attention:    Manager, Investment Programs Unit

FROM: Hydrogenics Corporation - Corporation Hydrogénique

RE:
Loan Agreement dated as of September 28, 2011 with effective date of October 1, 2010 between Her Majesty the Queen in the right of the Province of Ontario, as represented by the Minister of Economic Development and Trade (the “Lender”) and Hydrogenics Corporation - Corporation Hydrogénique (the “Borrower”) (the “Agreement”)

Except as otherwise defined herein, all capitalized terms shall have the meanings given to them in the Agreement.

I, [insert], [insert title of the authorized officer of Borrower] of the Borrower, on behalf of the Borrower and not in my personal capacity, having made such enquiries as I have deemed necessary and advisable for this Project Expenditures Certificate, hereby certify that to the best of my knowledge, information and belief that the Borrower has incurred and paid a minimum of [insert] Dollars ($[insert]) in total Project Expenditures between the Effective Date and the Project Completion Date, as described below:

Total Project Expenditures	Amount ($)
Overhead
Construction/leasehold improvements
Equipment and machinery
Materials
Labour (one time)
Training
Research and development
Other Eligible Cost (specify)
Total

IN WITNESS WHEREOF, the undersigned has hereunto signed these presents as of the date written above.

__________________________________________
Name:  [insert]
Title:  [insert], Hydrogenics Corporation - Corporation Hydrogénique

SCHEDULE “I”

AUDITOR’S CERTIFICATE

DATE:  [insert]

TO:         Ministry of Economic Development and Trade
Strategic Policy and Programs Division
Investment Funding Programs Branch
Investment Programs Unit
3rd Floor, Hearst Block,
900 Bay Street
Toronto, Ontario M7A 2E1

Attention:     Manager, Investment Programs Unit

FROM: [insert]

RE:
Loan Agreement dated as of September 28, 2011 with effective date of October 1, 2010 between Her Majesty the Queen in the right of the Province of Ontario, as represented by the Minister of Economic Development and Trade (the “Lender”) and Hydrogenics Corporation - Corporation Hydrogénique (the “Borrower”) (the “Agreement”)

Except as otherwise defined herein, all capitalized terms shall have the meanings given to them in the Agreement.

At the request of the Borrower, we have audited the:

(a)
schedules of Paid Eligible Costs and Disbursements (in the form of Schedule “D”, attached to the Agreement), attached to the Drawdown Certificates dated [insert] [include all Drawdown Certificates] for the period from [insert] to [insert] prepared pursuant to Section 6.3(b) of the Agreement; and

(b)	Project Expenditures Certificate dated [insert], as required in Section 7.5 of the Agreement, an original of which is attached hereto (collectively, the “Documents”).

The financial information set forth in the Documents is the responsibility of the management of the Borrower.  Our responsibility is to express an opinion on the Documents based on our audit.

We conducted our audit in accordance with GAAP and auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the attached Documents.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, the Documents present fairly, in all material respects:

2

(a)	the total Eligible Costs incurred and paid by the Borrower for the Project for the period between the Effective Date and the Project Completion Date;

(b)
the total Project Expenditures incurred and paid by the Borrower, for the period between the Effective Date and the Project Completion Date, in order to determine if the Mandatory Prepayment of the Loan and the corresponding interest in respect of the Project Investment Commitment should be made in accordance with Sections 3.10 and 3.11 of the Agreement.

[insert name of Auditor]

____________________________________
Name:
Title:  Chartered Accountant
Encl.

SCHEDULE “J”

FINAL PROJECT CERTIFICATE

DATE:  [insert]

TO:         Ministry of Economic Development and Trade
Strategic Policy and Programs Division
Investment Funding Programs Branch
Investment Programs Unit
3rd Floor, Hearst Block,
900 Bay Street
Toronto, Ontario M7A 2E1

Attention:      Manager, Investment Programs Unit

FROM: Hydrogenics Corporation - Corporation Hydrogénique

RE:
Loan Agreement dated as of September 28, 2011 with effective date of October 1, 2010 between Her Majesty the Queen in the right of the Province of Ontario, as represented by the Minister of Economic Development and Trade (the “Lender”) and Hydrogenics Corporation - Corporation Hydrogénique (the “Borrower”) (the “Agreement”)

Except as otherwise defined herein, all capitalized terms shall have the meanings given to them in the Agreement.

I, [insert], [insert title of the authorized officer of Borrower] of the Borrower, on behalf of the Borrower and not in my personal capacity, having made such enquiries as I have deemed necessary and advisable for this Final Certificate and Report, hereby certify that to the best of my knowledge, information and belief that:

1.	the Borrower has created and/or retained [insert] Jobs at the Project Facility at the end of the Cumulative Job Target Period;

2.
the Borrower has incurred and paid a minimum of [insert] Dollars ($[insert]) in total Project Expenditures. Attached hereto are the Auditor’s Certificate and Project Expenditures Certificate, in the form of Schedules “H” and “I” of the Agreement, respectively. Such amount is used to determine the Mandatory Prepayment, pursuant to Section 3.10 of the Agreement.  The Mandatory Prepayment is [insert] Dollars ($[insert]), as evidenced by the detailed calculation provided in Annex 1, attached hereto.  The Mandatory Payment is paid pursuant to the manner of payment prescribed in Section 3.9 of the Agreement;

3.
the interest on the Mandatory Prepayment is [insert] Dollars ($[insert]), as evidenced by the detailed calculation provided in Annex 2, attached hereto.  The interest on the Mandatory Payment is paid pursuant to the manner of payment prescribed in Section 3.9 of the Agreement;

4.	there has been no Closure; and

2

5.	attached hereto is a final Project Status Report, in the form of Schedule “E” of the Agreement, which is true and accurate.

IN WITNESS WHEREOF, the undersigned has hereunto signed these presents as of the date written above.

__________________________________________
Name:  [insert]
Title:  [insert], Hydrogenics Corporation - Corporation Hydrogénique

ANNEX 1

CALCULATION OF THE MANDATORY PREPAYMENT

ANNEX 2

CALCULATION OF THE INTEREST ON THE MANDATORY PREPAYMENT

SCHEDULE “K”

GENERAL SECURITY AGREEMENT

THIS GENERAL SECURITY AGREEMENT (“Agreement”) is dated as of the 28th day of September, 2011.

BETWEEN:

HYDROGENICS CORPORATION - CORPORATION HYDROGÉNIQUE, a corporation incorporated under the laws of the Canada (the “Borrower”)

- AND -

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ONTARIO, as represented by the Minister of Economic Development and Trade, a corporation existing under the laws of the Province of Ontario (the “Lender”)

WHEREAS, pursuant to a loan agreement between the Lender and the Borrower entered into as of the 28th day of September, 2011 with an effective date as of the 1st day of October, 2010 (together with all amendments, modifications, supplements, restatements or replacements, if any, from time to time made thereto, (collectively, the “Loan Agreement”)), the Lender has agreed to make a non-revolving incentive term loan to the Borrower, as more particularly set out in the Loan Agreement;

AND WHEREAS, as a condition to making the Loan (as defined in the Loan Agreement) under the Loan Agreement, the Borrower is required to execute and deliver this Agreement to the Lender;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Borrower agrees with the Lender as follows:

1. Definitions.  Capitalized terms used but not defined herein shall have the meanings ascribed to such terms as set forth in the Loan Agreement.  The term “Perfection Certificate” shall mean the duly completed and executed certificate, a copy of which is attached hereto as Annex 2,.  Furthermore, the following terms (unless capitalized) have the meaning specified in the Securities Transfer Act, 2006 (Ontario):  certificated security, security certificate and uncertificated security.

2. Obligations Secured.  The Security Interest (as hereinafter defined) is granted to the Lender by the Borrower as continuing security for the payment of all present and future indebtedness and liabilities of the Borrower to the Lender under the Loan Agreement and/or this Agreement, including interest thereon, and for the prompt and complete performance of all other present and future obligations of the Borrower to the Lender, whether direct or indirect, contingent or absolute, under the Loan Agreement and/or this Agreement (collectively, the “Obligations”).

3. Creation of Security Interest.

(a)	As general and continuing security for the payment and performance when due of all the Obligations, the Borrower hereby mortgages, pledges, hypothecates, transfers, assigns

2

and charges to the Lender, and hereby grants to the Lender a security interest in (such mortgages, pledges, hypothecations, transfers, assignments, charges and security interests are referred to collectively as the “Security Interest”) all present and after-acquired undertaking and property of the Borrower of any nature whatsoever except those excluded in this Section 3(iv) and (ix)(A) and Section 8 hereof (such undertaking and property are referred to collectively as the “Collateral”) including, without limitation, the following:

(i)
Equipment.  All present and future equipment of the Borrower, including all machinery, fixtures, plant, tools, furniture, vehicles of any kind or description, all spare parts, accessories installed in or affixed or attached to any of the foregoing, and all drawings, specifications, plans and manuals relating thereto (collectively, the “Equipment”);

(ii)
Inventory. All present and future inventory of the Borrower, including all raw materials, materials used or consumed in the business of the Borrower, work-in-progress, finished goods, goods used for packing, materials used in the business of the Borrower not intended for sale, and goods acquired or held for sale or furnished or to be furnished under contracts of rental or service (collectively, the “Inventory”);

(iii)
Accounts.  All present and future debts, demands and amounts due or accruing due to the Borrower whether or not earned by performance, including without limitation its book debts, accounts receivable, and claims under policies of insurance, and all contracts, security interests and other rights and benefits in respect thereof (collectively, the “Accounts”);

(iv)
Intangibles.  All present and future intangible personal property of the Borrower including, but not limited to, all contract rights, goodwill, patents, trade marks, copyrights and other intellectual property, and all other chooses in action of the Borrower of every kind, whether due at the present time or hereafter to become due or owing and excluding only the Product Intellectual Property, as defined in the Intellectual Property License Agreement between the Borrower and CommScope, Inc. of North Carolina, dated August 12, 2010, attached hereto as Annex 3;

(v)	Documents of Title. All present and future documents of title of the Borrower, whether negotiable or otherwise, including all warehouse receipts and bills of lading;

(vi)
Chattel Paper.  All present and future agreements made between the Borrower as secured party and others which evidence both a monetary obligation and a security interest in or a lease of specific goods (collectively, the “Chattel Paper”);

(vii)
Instruments.  All present and future bills, notes and cheques (as such are defined pursuant to the Bills of Exchange Act (Canada)), and all other writings that evidence a right to the payment of money and are of a type that in the ordinary

3

course of business are transferred by delivery without any necessary endorsement or assignment (collectively, the “Instruments”);

(viii)
Money. All present and future money of the Borrower, whether authorized or adopted by the Parliament of Canada as part of its currency or any foreign government as part of its currency (collectively, the “Money”);

(ix)	Securities.

(A) all securities and instruments owned by the Borrower (including, all certificated and uncertificated securities and excluding only the shares, units, trust units, partnership, membership or other interests, participations or other equivalent rights in the equity or capital of Hydrogenics Europe N.V., Hydrogenics Holding GmbH, Stuart Energy USA, HydrogenNetworks.com Corporation and Stuart Energy USA, Inc., however designated and whether voting or non-voting owned by the Borrower), including, without limitation, the securities and instruments listed in the Perfection Certificate;

(B) (x) all securities accounts maintained for, or for the benefit of, the Borrower (including, without limitation, the securities accounts listed in the Perfection Certificate); (y) all other securities accounts of the Borrower, stated above, in each case as may be amended from time to time, and each successor accounts to any such securities account; and (z) all other accounts maintained for, or for the benefit of, the Borrower to which securities or other assets may be credited or in which they may be carried (collectively, the “Pledged Securities Account”);

(C)(y) all deposit accounts of any type or kind, and in any currency (including, without limitation, term deposit accounts, certificates of deposit, money market accounts and demand deposit accounts (including “totten trust” or “pay on demand” accounts) maintained for the Borrower (including, without limitation, the deposit accounts listed in the Perfection Certificate); and (z) all other deposit accounts, in each case as amended from time to time, each successor deposit accounts to any such deposit accounts and each deposit account resulting from a renewal of any such deposit account (collectively, the “Pledged Deposit Account”);

(D) (y) all commodity accounts maintained for the Borrower (including, without limitation, the commodity accounts listed in the Perfection Certificate); and (z) all other commodity accounts, in each case as may be amended from time to time, and any successor accounts to any such commodity accounts (collectively, the “Pledged Commodity Account”) (the Pledged Securities Account, Pledged Deposit Account and Pledge Commodity Accounts shall be referred collectively as the “Pledged Account”);

(E) all financial assets in or credited to a Pledged Securities Account or under the control of the Lender, and all other financial assets held by, for, through or under the control of, or in transit to, the Lender and all security entitlements in respect of any such financial assets;

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(F) all commodity contracts credited to a Pledged Commodity Account and all other commodity contracts listed in the Perfection Certificate;

(G) all security entitlements and other investment property credited to or carried in a Pledged Account or held by, for or through, or in transit to, the Lender (whether as pledgee or otherwise);

(H) all Income and Proceeds of any and all of the foregoing.  In this Agreement, the term “Income and Proceeds” means income, interest, dividends, distributions, redemptions or like payments on or in respect of the Collateral and includes, without limitation, all proceeds of the Collateral; and

(I) all renewals of, substitutions for, and proceeds and products of, any of the foregoing;

(For purposes of this Agreement, the Collateral described in Section 3(a)(ix) hereof is collectively referred to as the “Securities”.)

(x)	Documents. All books, accounts, invoices, letters, papers, documents and other records in any form or medium evidencing or relating to the Collateral;

(xi)	Fixtures. All structures, fixtures, accessions, hereditaments and appurtenances on or relating to all real and immovable property, wherever situate; and

(xii)
Proceeds.  All personal property in any form derived directly or indirectly from any dealing with the Collateral or the proceeds therefrom, including, without limitation, insurance proceeds and any other payment representing indemnity or compensation for loss of or damage thereto or the proceeds therefrom (“Proceeds”).

(b)	Without limiting the generality of the description of Collateral as set out in this Section 3, and for greater certainty,

(i)	the Collateral shall include all present and future personal property of the Borrower located on or about or in transit to or from the locations listed in the Perfection Certificate; and

(ii)	all interest, dividends, distributions and other amounts and property payable or distributable in respect of the Securities, including, without limitation,

(A)	all cash dividends and distributions;

(B)
all stock, instruments or other securities or property paid or distributed by way of dividend or otherwise in respect of the Securities; all stock, instruments or other securities or property (including, without limitation, cash) paid or distributed in respect of the Securities by way of stock-split, spin-off, split-up, reclassification, combination of shares or similar rearrangement; all stock, instruments or other securities or property (including, without limitation, cash) which may be paid in respect of the

5

Securities by reason of any consolidation, merger, exchange of stock, conveyance of assets, liquidation or similar corporate reorganization; and

(C)	all liquidating and extraordinary dividends and distributions shall be deposited in or credited to a Pledged Account, or shall be paid or delivered directly to the Lender or its designee, and shall be retained as part of the Collateral.  All dividends, distributions or other payments which are received by the Borrower contrary to the provisions of this Section shall be received in trust for the benefit of the Lender, shall be segregated from other property or funds of the Borrower and shall be forthwith paid over to the Lender as Collateral in the same form as so received (with any necessary endorsement).

4. Attachment.  The Borrower acknowledges and agrees that (a) value has been given; (b) the Borrower has rights in the Collateral that is now in existence; and (c) the Security Interest shall attach to existing Collateral upon execution of this Agreement by the Borrower and to each item of after-acquired Collateral at the time that the Borrower acquires any rights therein.

5. Dealings with the Collateral.

(a)
With respect to the Inventory and Accounts, until and unless the Security Interest becomes enforceable, the Borrower may sell its Inventory and collect its Accounts in the ordinary course of its business; provided that, after the Security Interest becomes enforceable, all Accounts collected by the Borrower shall be immediately remitted to the Lender.  Until remitted, all Accounts received by the Borrower shall be held by the Borrower as agent and in trust for the Lender.

(b)
With respect to the Securities, until and unless the Security Interest becomes enforceable, the Borrower or any investment manager shall be entitled to exercise all voting rights attaching to any and all Securities, owned by the Borrower, and (subject to the terms of the relevant securities control agreement) to give consents, waivers or ratifications in respect thereof, provided that no vote shall be cast or any consent, waiver or ratification given or any action taken which would violate, result in breach of any covenant contained in, or be inconsistent with, any of the terms of the Loan Agreement, this Agreement, any securities control agreement or any other document delivered thereunder or hereunder, or which would have the effect of impairing the value of the Collateral or any part thereof or the position or interests of the Lender therein.  All such rights of the Borrower or any investment manager to vote and to give consents, waivers and ratifications shall immediately cease (i) if the Security Interest becomes enforceable; or (ii) upon the delivery of a Notice of Exclusive Control, defined below, under the securities control agreement relating to such Securities.

6. Procedures Regarding Collateral; Securities Control Agreements; Subsequently Acquired Securities; Deposit Accounts; Account Statements and Transaction Confirmations; Securities Transfer Act, 2006 (Ontario), etc.

(a)	To the extent that the Borrower at any time or from time to time owns, acquires or obtains any right, title or interest in any Securities, such Securities shall automatically

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(and without the taking of any action by the Borrower) be pledged pursuant to Section 3 of this Agreement.

(b)
The Borrower shall promptly take all actions required to perfect the security interest of the Lender under the Applicable Laws (including, in any event, the Securities Transfer Act, 2006 (Ontario)), including all actions specified by the Lender as necessary or desirable to effect the foregoing.

(c)	In addition to the foregoing actions, the Borrower shall (to the extent provided below) take the following actions (as promptly as practicable):

(i)
with respect to a certificated security or instrument (other than a certificated security or instrument credited to the Lender on the books of a clearing agency or credited to a Pledged Securities Account) constituting part of the Collateral, the Borrower shall physically deliver such certificated security or instrument to the Lender, or to a bailee or custodian for the Lender designated by the Lender, duly endorsed to the Lender or endorsed in blank (and, to the extent applicable, accompanied by undated stock powers duly executed in blank by the Borrower and otherwise in proper form for good delivery);

(ii)
with respect to an uncertificated security or other financial asset constituting part of the Collateral (other than an uncertificated security credited on the books of a clearing agency), the Borrower shall cause the issuer of such uncertificated security and any securities intermediary for a Pledged Securities Account to duly authorize, execute and deliver to the Lender a securities control agreement, in form and substance satisfactory to the Lender, pursuant to which such issuer shall agree to comply with any and all instructions originated by the Lender without further consent by the registered owner and (except to the extent expressly permitted in such securities control agreement) not to comply with instructions regarding such uncertificated security originated by any other person other than a court of competent jurisdiction and otherwise in proper form to cause the Lender to have control of such uncertificated security;

(iii)
with respect to a certificated security or uncertificated security credited on the books of a clearing agency (including, the Canadian Depository of Securities) and constituting part of the Collateral, the Borrower shall promptly take all actions required (A) to comply with the applicable rules of such clearing agency; and (B) to preserve, protect and perfect the security interest of the Lender under the Applicable Laws (including, in any event, the Securities Transfer Act, 2006 (Ontario)).  The Borrower further agrees to take such actions as the Lender deems necessary or desirable to effect the foregoing; and

(iv)
with respect to any other Securities of the Borrower as to which the Lender may obtain control, the Borrower shall, if so requested by the Lender, take all actions as specified from time to time by the Lender so that control of such Collateral is obtained and held by the Lender, including, if so requested by the Lender, (A) executing and delivering, and causing any securities intermediary which maintains a Pledged Securities Account or Pledged Commodity Account or any

7

other securities account or commodity account to which any such Securities is credited to execute and deliver to the Lender a securities control agreement satisfactory in form and substance to the Lender; and (B) executing and delivering, and causing any depository bank which maintains a Pledged Deposit Account for the Borrower to execute and deliver, to the Lender a securities control agreement, in form and substance satisfactory to the Lender, in each case granting to the Lender such control.

(d)
The Borrower hereby agrees to use commercially reasonable efforts to cause each securities intermediary and depository bank to execute and deliver a securities control agreement with respect to any Pledged Account maintained with such securities intermediary or depository bank, such securities control agreement and any related document (including any evidencing the Borrower’s consent or agreement to the matters addressed in such securities control agreement) to be satisfactory in form and substance to the Lender in its sole discretion.

(e)
Unless and until a securities intermediary or a depository bank receives from the Lender a Notice of Exclusive Control (as defined below) with respect to a Pledged Account, the Borrower may operate the relevant Pledged Account in accordance with the terms of this Agreement, the applicable securities control agreement, and any account-opening agreement or other document at any time executed by (or delivered by or to) the Borrower in connection with the opening, maintenance or operation of such Pledged Account; provided that, the Borrower may not withdraw or transfer any Securities from such Pledged Account which is a Pledged Securities Account or a Pledged Commodity Account except to effect a sale or liquidation of Securities held therein in such manner that the proceeds of such sale, exchange or liquidation are credited to such Pledged Account or used to purchase securities or other financial assets that are credited to the securities account.  Notwithstanding any other provisions of this Agreement, the Loan Agreement or any other document, upon the occurrence of any Event of Default which is continuing, the Lender may, in its sole and absolute discretion, deliver to any or every securities intermediary a written notice (a “Notice of Exclusive Control”) to the effect that Borrower shall thereafter have no right (and the Lender alone shall have the right) to trade, or in any manner withdraw or transfer, any or all of the deposits, securities, credit balances or other financial assets credited to any Pledged Account and that each such securities intermediary will only act on the instructions it receives from the Lender in connection therewith.

(f)
The Borrower hereby irrevocably authorizes the Lender and any officer or agent of the Lender, with full power of substitution, as attorney-in-fact for the Borrower or otherwise, to, upon the occurrence of any Event of Default which is continuing, cause any issuer of any Securities constituting Collateral and represented by a security certificate or the issuer of any uncertificated security constituting Collateral, in any case in which such Security is registered on the books of such issuer (or its transfer agent) in the name of the Borrower, to reregister such Securities in the name or nominee name of the Lender or, in the case of any such uncertificated security, to execute and deliver a securities control agreement in favour of the Lender in form and substance satisfactory to the Lender.

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(g)
The Borrower hereby agrees that the Lender may require any securities intermediary and depository bank to forward duplicate copies of all monthly statements of account, notices and transaction confirmations for any Pledged Account to the Lender.

(h)
Nothing herein shall waive the obligation of the Borrower to ensure that the Collateral is maintained in a Pledged Account or otherwise under the control of the Lender, and has the minimum value required pursuant to this Agreement, the Loan Agreement and any other document(s) delivered hereunder or thereunder.

(i)
The Borrower shall be responsible for the payment of all fees and commissions in connection with the maintenance of the Securities by any securities intermediary or depository bank and/or any custodian or sub-custodian and any trading permitted hereunder.

(j)
The Borrower acknowledges and agrees that the actions of any securities intermediary or depository bank with respect to any Pledged Account will be governed by the terms of the securities control agreement for such Pledged Account to the extent inconsistent with the terms of any agreement establishing such Pledged Account.

(k)
If the Borrower shall acquire (by purchase, stock dividend or otherwise) any additional Securities forming the Collateral at any time or from time to time after the date hereof (other than any additional Securities in the equity or capital of Hydrogenics Europe N.V., Hydrogenics Holding GmbH, Stuart Energy USA, HydrogenNetworks.com Corporation and Stuart Energy USA, Inc., however designated and whether voting or non-voting), such Collateral shall automatically (and without any further action being required to be taken) be subject to the pledge and Security Interests created pursuant to Section 3 hereof and, furthermore, the Borrower will promptly thereafter take (or cause to be taken) all action with respect to such Collateral in accordance with the procedures set forth in Section 3 hereof, and will promptly thereafter (i) deliver to the Lender a certificate executed by the Borrower describing such Collateral and certifying that the same has been duly pledged in favour of the Lender hereunder; and (ii) provide any and all information to cause the Lender to have complete and accurate information about such Collateral at such time provided that (unless requested by the Lender) the foregoing actions shall not be required to be taken with respect to changes in Securities, other financial assets and commodity contracts credited to a Pledged Securities Account or a Pledged Commodity Account.

(l)
Upon the occurrence of any Event of Default which is continuing, the Lender may “block” any or all Pledged Deposit Account so as to prevent the withdrawal or transfer of any amount (including interest) therefrom by the Borrower or by any other person or entity except the Lender.  After the Securities Interest becomes enforceable, the Lender may, at each maturity date of any term deposit constituting part of the Collateral, extend the maturity date of such term deposit (or renew such term deposit) for such period as is provided in the account-opening agreement or other agreement between the Borrower and the Depository Bank governing the maintenance of such term deposit, and any such extension or renewal shall likewise constitute a Pledged Deposit Account hereunder.

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(m)
Upon the occurrence of any Event of Default which is continuing, if the Lender shall determine to exercise its right to sell all or any part of the Collateral consisting of the Securities, and such Securities or the part thereof to be sold shall not, for any reason whatsoever, be effectively qualified for distribution pursuant to a receipted prospectus if required under applicable securities legislation (“Qualified for Distribution”), as then in effect, the Lender may, in its sole and absolute discretion, sell such Securities or part thereof, in accordance with the Securities Act (Ontario) or any applicable securities legislation, in such manner and under such circumstances as the Lender may deem necessary or advisable in order that such sale may legally be effected without the securities being Qualified for Distribution. Without limiting the generality of the foregoing, in any such event the Lender may, in its sole and absolute discretion:  (i) proceed to make such sale notwithstanding that a prospectus shall have been filed under the Securities Act (Ontario) or any applicable securities legislation for the purpose of qualifying such Securities or part thereof under the Securities Act (Ontario) or any applicable securities legislation; (ii) may approach and negotiate with a single potential purchaser to effect such sale; and (iii) may restrict such sale to a purchaser who will represent and agree that such purchaser is purchasing for its own account, for investment, and not with a view to the distribution or sale of such Securities or part thereof.  In the event of any such sale, the Lender shall incur no responsibility or liability for selling all or any part of the Securities at a price which the Lender, in its sole and absolute discretion, may in good faith deem reasonable under the circumstances, notwithstanding the possibility that a substantially higher price might be realized if the sale were deferred until the securities were Qualified for Distributions as aforesaid.

7. Notification to Account Debtors.  The Lender may, after the Security Interest becomes enforceable, notify any person obligated to the Borrower in respect of an Account, Chattel Paper or an Instrument to make payment to the Lender of all such present and future amounts due thereon.

8. Exception Regarding Leasehold Interests and Contractual Rights. The last day of the term of any lease, sublease or agreement therefor is specifically excepted from the Security Interest, but the Borrower agrees to stand possessed of such last day in trust for any person acquiring such interest of the Borrower.  To the extent that the creation of the Security Interest would constitute a breach or cause the acceleration of any lease, agreement, right, licence or permit to which the Borrower is a party, the Security Interest shall not attach thereto, but the Borrower shall hold its interest therein in trust for the Lender, and the Security Interest shall attach to such agreement, right, license or permit forthwith upon obtaining the consent of the other party thereto.

9. Duties of the Lender.  It is expressly understood and agreed that the obligations of the Lender with respect to the Collateral, interests therein and the disposition thereof, and otherwise under this Agreement, are only those expressly set forth in the PPSA, this Agreement and any other Applicable Law.  In particular, beyond the use of reasonable care of any Collateral in the custody of the Lender, the Lender shall not have any duty as to the Collateral, as to any Income and Proceeds therefrom, or as to the preservation of rights against prior parties or of any other rights pertaining thereto.  The exercise by the Lender of the same degree of care toward the Collateral in its custody, if any, as it exercises toward its own similar property shall constitute reasonable care of such Collateral and the Lender shall not be held to a higher standard of care under this Agreement.

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10. Representations and Warranties.  The Borrower hereby represents and warrants as of the date hereof and covenants for so long as the Obligations remain outstanding that the following representations and warranties shall remain true and correct at all times:

(a)
this Agreement has been duly authorized, executed and delivered by the Borrower and constitutes the legal, valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms, except to the extent that the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws generally affecting creditors’ rights and by equitable principles (regardless of whether enforcement is sought in equity or at law);

(b)
except to the extent already obtained or made, no consent of any Person (including, without limitation, any shareholder, partner, member or creditor of the Borrower) and no consent, license, permit, approval or authorization of, exemption by, notice or report to, or registration, filing or declaration with, any governmental authority is required to be obtained by the Borrower in connection with (i) the execution, delivery or performance of this Agreement; (ii) the validity or enforceability of this Agreement or any security interest granted to the Lender hereunder; (iii) the perfection or priority of the Lender’s Security Interest in the Collateral; or (iv) except for compliance with or as may be required by the Applicable Laws, the exercise by the Lender of any of its rights or remedies provided herein;

(c)
the execution, delivery and performance of this Agreement will not (i) violate any provision of any Applicable Laws or regulation or of any order, judgment, writ, award or decree of any court, arbitrator or governmental authority, domestic or foreign, applicable to the Borrower, or (if the Borrower is an Organization, as defined below) of the organizational documents of the Borrower or of any securities issued by the Borrower, or of any contract, agreement, instrument or undertaking to which the Borrower is a party or which purports to be binding upon the Borrower or any of its assets; or (ii) result in the creation or imposition of (or the obligation to create or impose) any lien or encumbrance on any of the assets of the Borrower or any of its subsidiaries except for the Security Interest and Permitted Encumbrances.  In this Agreement, the term “Organization” means a corporation, partnership, limited partnership, limited liability company, trust or any other entity except a natural person;

(d)
the Borrower is the owner of, and has good and valid title to, all Collateral and has sufficient interest in all Collateral in which a Security Interest is purported to be created hereunder for such Security Interest to attach and be enforceable (subject, in each case, to no lien, option, adverse claim or other encumbrance whatsoever, except for the Security Interest created by this Agreement and Permitted Encumbrances, as set forth in Annex 1, attached hereto), and no Person other than the Borrower (to the limited extent permitted herein) or the Lender has an interest in the Collateral;

(e)
the Borrower has full capacity, power, authority and legal right to execute, deliver and perform this Agreement and to grant to the Lender a Security Interest in all the Collateral in accordance with the terms hereof;

(f)	all Securities constituting the Collateral have been duly and validly issued, are fully paid and non-assessable and are not subject to options to purchase or other similar rights;

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(g)
this Agreement is effective to create in favour of the Lender a valid and perfected first priority Security Interest in all Collateral, subject to the Permitted Encumbrances (as defined in the Loan Agreement), and the Lender is entitled to all the rights, priorities and benefits afforded by the PPSA or other relevant law as enacted in any relevant jurisdiction to perfected Security Interests in respect of such Collateral;

(h)
the Borrower has taken such actions, and has executed and delivered any such further agreements, documents or instruments, as may be determined by the Lender to be necessary or desirable to perfect its Security Interest in the Collateral with a first priority, including, without limitation, as a result of any amendments to the PPSA, the Securities Transfer Act, 2006 (Ontario), or any other Applicable Laws relating to the Lender’s Security Interest in the Collateral.

(i)	each Collateral was acquired with funds lawfully obtained and is being used for lawful purposes;

(j)	the Borrower is (and after giving effect to the pledge of the Collateral hereunder will remain) solvent, adequately capitalized, and able to pay its debts generally as they become due;

(k)	the chief executive office of the Borrower is located at the address of the Borrower set out in the Perfection Certificate;

(l)	as of the date hereof, the Collateral is located at the location set out in the Perfection Certificate; and

(m)	the Collateral does not include any goods which are used or acquired by the Borrower primarily for personal, family or household purposes.

11. Covenants of the Borrower.  The Borrower covenants and agrees in favour of the Lender as follows:

(a)
to keep the Collateral free and clear of all taxes, assessments, liens, mortgages, charges, claims, encumbrances and security interests whatsoever, except for the Security Interest and Permitted Encumbrances;

(b)
not to sell, exchange, transfer, assign, lease or otherwise dispose of or deal in any way with the Collateral or any interest therein, or enter into any agreement or undertaking to do so, except as may be permitted in this Agreement or the Loan Agreement;

(c)	to keep the Collateral in good condition and to keep the Collateral located at the places warranted herein;

(d)	to promptly notify the Lender of any loss or damage to the Collateral and of any change in any information provided by the Borrower in this Agreement;

(e)	not to breach or violate any of the terms, conditions, covenants or agreements contained in this Agreement, the Loan Agreement or the Security Documents; and

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(f)
to do, make, execute and deliver such further and other assignments, transfers, deeds, agreements and other documents as may be required by the Lender to establish in favour of the Lender the Security Interest intended to be created hereby and to accomplish the intention of this Agreement.

12. Enforcement.  The Security Interest shall become enforceable immediately upon the occurrence of an Event of Default that is continuing.

13. Remedies.  The provisions of this Section 13 only apply upon the occurrence of an Event of Default that is continuing.

(a)
Without limiting the rights otherwise possessed by the Lender under this Agreement, the Loan Agreement, the Security Documents or any other document or instrument, in case an Event of Default shall have occurred and be continuing, the Lender shall be entitled to exercise all of the rights, powers and remedies (whether vested in it by this Agreement, by the Loan Agreement, by the Security Documents or by any other document or instrument or by the Applicable Laws) for the protection and enforcement of its rights in respect of the Collateral, including, without limitation, all the rights and remedies of a secured party upon default under the PPSA and other Applicable Laws, and the Lender shall be entitled, without limitation, to exercise any or all of the following rights, which the Borrower hereby agrees to be commercially reasonable:

(i)	entry of any premises where the Collateral may be located;

(ii)	possession of the Collateral by any method permitted by the Applicable Laws;

(iii)	the sale, lease or other disposition of the Collateral;

(iv)
to receive all amounts payable in respect of the Collateral and to otherwise collect and realized upon the Collateral or any part thereof including, without limitation, rents, income and profits received in connection with the business of the Borrower or the Collateral;

(v)	the collection, realization, sale or other dealing with the Collateral;

(vi)
to exert sole and exclusive control over the Collateral as though it were the absolute owner thereof and to transfer or take possession of all or any part of the Collateral into the Lender’s name or the name of its agent or nominee and do all such acts as it considers advisable for the purpose of being able to realize upon and otherwise deal with the Collateral;

(vii)	the appointment by instrument in writing of a receiver or a receiver and manager (each of which is herein called a “Receiver”) of the Collateral;

(viii)	the exercise by the Lender of any of the powers set out in Section 16 hereof, without the appointment of a Receiver; and

(ix)	with respect to the Securities,

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(A)
to vote all or any part of the Securities (whether or not transferred into the name of the Lender) and give all consents, waivers and ratifications in respect of the Securities and otherwise act with respect thereto as though it were the absolute owner thereof (the Borrower hereby irrevocably constituting and appointing the Lender the proxy and attorney-in-fact of the Borrower, with full power of substitution, to do so);

(B)
exercise all rights of conversion, exchange, subscription or any other rights, privileges, entitlements, and options pertaining to any of the Securities as though it were the absolute owner thereof, including the right to exchange at its discretion any and all of the Securities upon the merger, consolidation, reorganization, recapitalization or the readjustment of any issuer of any of the Securities or upon the exercise by any issuer of the Securities or the Lender of any right, privilege or option pertaining to any of the Securities, and in connection therewith, to deposit and deliver any and all of the Securities with any committee, depositary, transfer agent, registrar or other designated agency upon such terms and conditions as it may determine, all without liability except to account for property actually received by the Lender; and

(C)
at any time or from time to time to sell, assign and deliver, or grant options to purchase, or otherwise dispose of and deliver all or any part of the Securities, or any interest therein, in one or more parcels, at any public or private sale, or on any exchange or broker’s board or at any of the Lender’s offices, without demand of performance, advertisement or notice of intention to sell or of the time or place of sale or adjournment thereof or to redeem or otherwise (all of which are hereby waived by the Borrower to the fullest extent permitted by the Applicable Laws), for cash, on credit or for other property, for immediate or future delivery without any assumption of credit risk, and for such price or prices and on such terms and conditions as the Lender in its absolute discretion may determine; provided that, to the extent notice of such sale is required to be given by the Applicable Laws (any such notice being hereby waived by the Borrower to the fullest extent permitted by the Applicable Laws), at least seven (7) days’ notice of the time and place of any such sale shall be given to the Borrower.  The Lender shall not be obligated to make such sale of the Securities regardless of whether any such notice of sale has theretofore been given.  Each purchaser at any such sale shall hold the property so sold absolutely free from any claim or right on the part of the Borrower, and the Borrower hereby waives and releases to the fullest extent permitted by law any right or equity of redemption with respect to the Securities, whether before or after sale hereunder, all rights, if any, to require marshalling the Securities and any other security for the Obligations or otherwise, and all rights, if any, of stay and/or appraisal which it now has or may at any time in the future have under rule of law or statute now existing or hereafter enacted.  At any such sale, public or private, unless prohibited by the Applicable Laws, the Lender may bid for and

14

purchase (by bidding in Obligations or otherwise) all or any part of the Securities so sold free from any such right or equity of redemption;

(x)	proceedings in any court of competent jurisdiction for the appointment of a receiver or a receiver and manager or for the sale of the Collateral; and

(xi)	the filing of proofs of claim and other documents in order to have the claims of the Lender lodged in any bankruptcy, winding-up or other judicial proceeding relating to the Borrower.

(b)
The Lender is authorized, in connection with any offer, sale or lease of any of the Collateral, to comply with any limitation or restriction as is necessary to comply with the Applicable Laws.  The Borrower agrees that compliance with any such limitation or restriction will not result in a sale or lease being considered or deemed not to have been made in a commercially reasonable manner, and the Lender will not be liable or accountable to the Borrower for any discount allowed by reason of the fact that such Collateral is sold in compliance with any such limitation or restriction.

(c)
Upon any sale of the Collateral by the Lender hereunder (whether by virtue of the power of sale herein granted, pursuant to judicial process or otherwise), the receipt of the Lender or the officer making the sale shall be a sufficient discharge to the purchaser or purchasers of the Collateral so sold, and such purchaser or purchasers shall not be obligated to see to the application of any part of the purchase money paid over to the Lender or such officer or be answerable in any way for the misapplication or non-application thereof.

(d)
The Lender shall not be liable for failure to collect or realize upon any or all of the Collateral or for any delay in so doing, nor shall the Lender be under any obligation to take any action whatsoever with regard thereto.

(e)
The Lender may sell, lease or otherwise dispose of any Collateral as a whole or in separate parcels by public auction or private tender or by private contract with or without notice and with or without advertising and without any other formality, all of which are hereby expressly waived by the Borrower and any such sale, lease or disposition shall be on such terms and conditions as to credit, as to upset or reserve bid or price and otherwise as the Lender may consider commercially reasonable.  In the event that any disposition is made on credit or part cash and part credit, the Lender need only credit the actual cash received at the time of disposition against the Obligations and any payments made pursuant to any credit granted at the time of the disposition shall be credited against the Obligations as and when received.  The Lender may rescind, terminate or vary any contract for the sale, lease or disposition of any Collateral and may resell, relet or otherwise redispose of the Collateral without being accountable or otherwise liable for any loss occasioned thereby.  Any sale, lease or other disposition of any Collateral may be made by the Lender whether or not it has taken possession of the Collateral.

14. Remedies, Etc., Cumulative.  Each right, power and remedy of the Lender provided for in this Agreement, the Loan Agreement or the Security Documents, or now or hereafter existing at law or in equity or by statute shall be cumulative and concurrent and shall be in addition to every other such right,

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power or remedy.  The exercise by the Lender of any one or more of the rights, powers or remedies provided for in this Agreement the Loan Agreement or Security Documents, or now or hereafter existing at law or in equity or by statute or otherwise shall not preclude the simultaneous or later exercise by the Lender of all such other rights, powers or remedies, and no failure or delay on the part of the Lender to exercise any such right, power or remedy shall operate as a waiver thereof.  Unless otherwise required by this Agreement, the Loan Agreement or the Security Documents, no demand, presentment, protest advertisement or notice of any kind to or on the Borrower in any case shall entitle the Borrower to any other or further notice or demand in similar other circumstances or constitute a waiver of any of the rights of the Lender or to any other or further action in any circumstances without demand or notice.

15. Failure of the Lender to Exercise Remedies.  The Lender shall not be liable for any delay or failure to enforce any remedies available to it or any delay or failure to institute any proceedings for such purposes.

16. Powers of Receiver.  Any Receiver appointed by the Lender may be any person or persons, and the Lender may remove any Receiver so appointed and appoint another or others instead.  Any Receiver appointed shall act as agent for the Lender for the purposes of taking possession of the Collateral and (except as provided below) as agent for the Borrower for all other purposes, including, without limitation, the occupation of any premises of the Borrower and in carrying on the Borrower’s business.  For the purposes of realizing upon the Security Interest, the Receiver may sell, lease or otherwise dispose of Collateral as agent for the Borrower or as agent for the Lender as it may determine at its absolute and sole discretion.  The Borrower agrees to ratify and confirm all actions of the Receiver acting as agent for the Borrower, and to release and indemnify the Receiver in respect of all such actions.  Any Receiver so appointed shall have the following powers:

(a)	to enter upon, use and occupy all premises owned or occupied by the Borrower;

(b)	to take possession of the Collateral;

(c)	to carry on the business of the Borrower;

(d)
to borrow money required for the maintenance, preservation or protection of the Collateral or for the carrying on of the business of the Borrower, and in the discretion of such Receiver, to charge and grant further security interests in the Collateral in priority to the Security Interest, as security for the money so borrowed;

(e)	to sell, lease or otherwise dispose of the Collateral or any part thereof on such terms and conditions and in such manner as the Receiver shall determine in its discretion;

(f)
to demand, commence, continue or defend any judicial or administrative proceedings for the purpose of protecting, seizing, collecting, realizing or obtaining possession or payment of the Collateral, and to give valid and effectual receipts and discharges therefor and to compromise or give time for the payment or performance of all or any part of the Accounts or any other obligation of any third party to the Borrower; and

(g)	to exercise any rights or remedies which could have been exercised by the Lender against the Borrower or the Collateral.

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17. Application of Payments.  All payments made in respect of the Obligations and all monies received by the Lender or any Receiver appointed by the Lender in respect of the enforcement of the Security Interest (including the receipt of any Money) may be held as security for the Obligations or applied in accordance with the Loan Agreement.  The Borrower shall remain liable to the Lender for any deficiency; and any surplus funds realized after the satisfaction of all Obligations shall be paid in accordance with the Applicable Laws.

18. Dealings by the Lender.  The Lender may grant extensions of time and other indulgences, take and give up the Collateral, accept compositions, grant releases and discharges, and otherwise deal with the Collateral, the Borrower, debtors of the Borrower, guarantors and sureties of the Borrower, and others as the Lender may see fit in accordance with this Agreement and the Applicable Laws, without prejudice to the Obligations and the rights of the Lender to hold and realize upon the Security Interest.  The Lender has no obligation to keep Collateral identifiable, or to preserve rights against prior secured creditors in respect of any Collateral.

19. PPSA Financing Statements; Further Assurances; Power of Attorney.

(a)
The Borrower agrees that it will, and hereby authorizes the Lender to, at the Borrower’s own expense, execute, file and refile under the PPSA and other Applicable Laws such financing statements, financing change statements and other documents in such offices as the Lender may reasonably deem necessary or desirable and wherever required or permitted by the Applicable Laws in order to perfect, preserve and protect the Lender’s Security Interest in the Collateral hereunder, and the Borrower agrees to do such further acts and things and to execute and deliver to the Lender such additional conveyances, assignments, agreements, instruments and other documents as the Lender may reasonably require or deem advisable to carry into effect the purposes of this Agreement or to further assure and confirm unto the Lender its rights, powers, remedies and Securities Interests hereunder or thereunder, including, without limitation, the perfection and enforcement of the first priority Security Interest, subject to Permitted Encumbrances, created by this Agreement in the Collateral.  Without limiting the generality of the foregoing, the Borrower hereby authorizes the Lender to file financing statements and amendments thereto under the PPSA or any other statute relative to all or any part of the Collateral in any jurisdiction or filing office deemed appropriate by the Lender and in form and substance satisfactory to the Lender without the signature of, or any notice to or further authorization from, the Borrower.

(b)
In addition to the authority granted by the Borrower to the Lender pursuant to Sections 13 and 19(a) hereof, the Borrower hereby irrevocably appoints the Lender its attorney-in-fact, such appointment being coupled with an interest, and hereby irrevocably authorizes the Lender to, upon the occurrence of any Event of Default which is continuing, take all actions necessary to preserve, protect and perfect a first priority Security Interest hereunder, subject to Permitted Encumbrances, or otherwise to effectuate this Agreement as its attorney-in-fact, and to execute any and all documents, with or without designation of the Lender’s signing capacity, on behalf of the Borrower in connection with all activities contemplated by this Agreement, including, without limitation, to receive, endorse and collect all instruments made payable to the Borrower representing any income, revenue, rents, Income or Proceeds, etc. and to give full discharge for the same

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and to execute any documents required for the withdrawal, transfer or sale of any of the Collateral.

20. Borrower’s Obligations Absolute, Etc.  The obligations of the Borrower under this Agreement, and the Security Interests granted hereunder, shall be absolute and unconditional and shall remain in full force and effect without regard to, and shall not be released, suspended, discharged, terminated or otherwise affected by, any circumstance or occurrence whatsoever (other than termination of this Agreement pursuant to Section 23 hereof), including, without limitation:

(a)	the invalidity or unenforceability of any Obligation;

(b)	any exchange, release or non-perfection of any collateral or security for the Obligation;

(c)
any renewal, extension, amendment or modification of, or addition or supplement to or deletion from any Obligations, the Loan Agreement, this Agreement, the Security Documents, or any other instrument or agreement referred to therein, or any assignment or transfer of any thereof;

(d)	any waiver, consent, extension, indulgence or other action or inaction under or in respect of the Loan Agreement, the Security Documents, or any such agreement or instrument or this Agreement;

(e)	the addition or release of any Person primarily or secondarily liable on or with respect to Obligations;

(f)	any furnishing of any additional security to the Lender or its assignee or any acceptance thereof or any release of any security by the Lender or its assignee;

(g)
any limitation on any party’s liability or obligations under the Loan Agreement, this Agreement, the Security Documents, or other instrument or agreement relating to the Obligations or any invalidity or unenforceability, in whole or in part, of the Loan Agreement, this Agreement, the Security Documents, or any such other instrument or agreement or any term thereof;

(h)
any bankruptcy, insolvency, reorganization, composition, adjustment, dissolution, liquidation or other like proceeding relating to the Borrower or any action taken with respect to this Agreement by any trustee or receiver, or by any court, in any such proceeding; and

(i)
the failure of the Lender to enforce or exhaust any rights or remedies it may have in respect of the Borrower or under the Loan Agreement, this Agreement, the Security Documents, or in respect of any Collateral, including failure to commence any action against the Borrower to enforce the Obligations of the Borrower or to file a claim in any bankruptcy or insolvency proceeding in respect of the Borrower.

21. Separate Security. This Agreement and the Security Interest are in addition to and not in substitution for any other security now or hereafter held by the Lender in respect of the Borrower, the Obligations or the Collateral and any other present and future rights or remedies which the Lender might have with respect thereto.

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22. The Lender Not Obliged to Disburse.  Nothing in this Agreement shall obligate the Lender to make any loan or accommodation to the Borrower or any other party in connection with this Agreement, or extend the time for payment or satisfaction of any Obligations.

23. Termination; Release.

(a)
On the Termination Date (as defined below), this Agreement shall terminate (provided that all indemnities set forth in the Loan Agreement and the Security Documents and any other provision intended to survive shall survive) and the Lender, at the request and expense of the Borrower, will execute and deliver to the Borrower a proper instrument or instruments acknowledging the satisfaction and termination of this Agreement (including, without limitation, any financing change statements or other documents required to discharge the Lender’s Security Interest and instruments of satisfaction, discharge and/or reconveyance), and will duly assign, transfer and deliver to the Borrower (without recourse and without any representation or warranty) such of the Collateral as may be in the possession of the Lender and as has not theretofore been sold or otherwise applied or released pursuant to this Agreement, together with any Money at the time held by the Lender or any of its agents hereunder.  With respect to any Collateral consisting of an uncertificated security or a Pledged Securities Account, security entitlement or Pledged Commodity Account as to which a securities control agreement is in effect, the Lender will, after the Termination Date, if so requested by the Borrower, deliver to the issuer any such uncertificated security and to the security intermediary and commodity intermediary for such Pledged Securities Account, securities entitlement or Pledged Commodity Account a notice of the termination of such securities control agreement.  As used in this Agreement, “Termination Date” shall mean the date upon which, all Disbursements and any interests, costs and expenses have been indefeasibly paid in full, and all other Obligations have been indefeasibly paid in full and the Lender has no commitment or obligation (contingent or otherwise) to extend any credit to or for the account of the Borrower.

(b)
This Agreement shall continue to be effective, or be reinstated, as the case may be, if at any time any payment received by the Lender in respect of the Obligations or the Collateral is rescinded or must otherwise be restored or returned by the Lender upon the insolvency, bankruptcy, dissolution, liquidation or reorganization of the Borrower or upon the appointment of any intervener or conservator of, or trustee or similar official for, or any substantial part of the properties of the Borrower, or otherwise, all as though such payments had not been made.

24. Recourse.  This Agreement is made with full recourse to the Borrower and pursuant to and upon all the representations, warranties, covenants and agreements on the part of the Borrower contained herein, the Loan Agreement, the Security Documents and otherwise in writing in connection herewith or therewith.  It is the desire and intent of the Borrower that this Agreement shall be enforced against the Borrower and the Collateral, as provided herein, the Loan Agreement and the Security Documents, to the fullest extent permissible under the Applicable Laws and public policies applied in each jurisdiction in which enforcement is sought.

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25. The Lender not a Partner.

(a)
Nothing herein, nor any pledge to the Lender of any interest of the Borrower in a partnership, shall be construed to (i) make the Lender liable as a partner in any partnership, or (ii) impose on the Lender any of the duties, obligations or liabilities of a partner of a partnership.

(b)
The Lender, by accepting this Agreement, does not intend to become a partner of any partnership or otherwise be deemed to be a co-venturer with the Borrower either before or after an Event of Default shall have occurred.

(c)	The Lender shall not be obligated to perform or discharge any obligation of the Borrower as a result of the pledge hereby effected.

(d)
The acceptance by the Lender of this Agreement, with all the rights, powers, privileges and authority so created, shall not at any time or in any event obligate the Lender to appear in or defend any action or proceeding relating to the Collateral or to take any action hereunder or thereunder or to expend any money or incur any expenses or perform or discharge any obligation, duty or liability in respect of the Collateral.

26. Notice.  Any demand, notice, direction or other communication to be made or given hereunder (in each case, “Communication”) shall be in writing and shall be made or given by personal delivery, by courier, by facsimile transmission, or sent by registered mail, charges prepaid, addressed to the respective parties in accordance with the Loan Agreement.

27. Amalgamation of Borrower. The Borrower acknowledges and agrees that in the event that it amalgamates with any other persons (which it is prohibited from doing, unless expressly permitted in the Loan Agreement, without the prior written consent of the Lender) then the Collateral and the Security Interest shall extend to and include all like property of the amalgamated corporation and all references herein to Borrower shall extend to and include the amalgamated corporation and all references herein to Obligations shall extend to and include all of the debts, liabilities and obligations of every type and kind of the amalgamated corporation.

28. Waivers.  The Lender shall not, by any act, delay, omission or otherwise, be deemed to have expressly or impliedly waived any of its rights, powers and/or remedies unless such waiver shall be in writing and executed by an authorized officer of the Lender.  Any such waiver shall be enforceable only to the extent specifically set forth therein.  A waiver by the Lender of any right, power and/or remedy on any one occasion shall not be construed as a bar to or waiver of any such right, power and/or remedy which the Lender would otherwise have on any future occasion, whether similar in kind or otherwise.

29. Assignment.  The Borrower may not assign this Agreement or any of the benefits or obligations hereunder to any Person, without the prior written consent of the Lender.  The Lender will have the right at any time to assign this Agreement and any of its rights and obligations hereunder to any Person.

30. Joint and Several. If this Agreement has been executed by more than one debtor, their obligations hereunder shall be joint and several, and all references to the “Borrower” herein shall refer to all such debtors, as the context requires.

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31. Number, Gender and Persons. Unless the context otherwise requires, words importing the singular in number only shall include the plural and vice versa, words importing the use of gender shall include the masculine, feminine and neuter genders and words importing persons shall include individuals, corporations, partnerships, associations, trusts, unincorporated organizations, governmental bodies and other legal or business entities.

32. Severability. If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each such provision shall be interpreted in such a manner as to render them valid, legal and enforceable to the greatest extent permitted by Applicable Laws.  Each provision of this Agreement is declared to be separate, severable and distinct.

33. Successors and Assigns.  This Agreement shall enure to the benefit of the Lender and its successors and assigns, and shall be binding upon the Borrower and its successors and permitted assigns.

34. Time.  Time shall be of the essence of this Agreement.

35. Counterparty; Facsimile.  This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.  Delivery by facsimile transmission of a counterpart of this Agreement signed by the Borrower shall be effective as a manual delivery of an original signed counterpart of this Agreement and the Borrower undertakes to provide the Lender with a copy of this Agreement bearing original signatures forthwith upon demand.

36. Headings.  The headings of the several sections and subsections in this Agreement are for purposes of reference only and shall not limit or define the meaning hereof.  No ambiguity in any provisions of this Agreement shall be construed against the Lender on the ground that it or its legal counsel drafted such provisions or this Agreement.  Captions are included in this Agreement for convenience of reference only and shall not in any way amplify, limit or otherwise affect this Agreement for any other purpose.

37. Entire Agreement; Amendment. This Agreement, the Loan Agreement and any other documents delivered pursuant hereto and thereto including any schedules attached hereto and thereto constitutes the entire agreement between the Borrower and the Lender relating to the subject-matter hereof and supersede all prior agreements, representations, warranties, conditions or collateral agreements, whether oral or written, express or implied, with respect to the subject matter hereof.  This Agreement may not be amended or otherwise modified except by an instrument in writing executed by all the parties hereto.

38. Costs and Expenses.  Without limiting the Borrower’s obligation under the Loan Agreement, the Borrower will, upon demand, pay to the Lender the amounts of all costs and expenses including, but not limited to, all legal fees and expenses (whether incurred without litigation or in connection with litigation at any level), which the Lender may incur in connection with the preparation or enforcement of this Agreement or the enforcement of the Security Interest granted hereunder.

39. Copy of Agreement. The Borrower acknowledges receipt of an executed copy of this Agreement.

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40. Governing Law.

(a)	This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(b)
For purposes of any suit, action or proceeding involving this Agreement or any judgment entered by a court in respect of such suit, action or proceeding, the Borrower expressly submits to the non-exclusive jurisdiction of the courts of the Province of Ontario and agrees that any summons, order, process or other paper of such courts may be served upon the Borrower within or without such courts’ jurisdiction by mailing a copy to the Borrower at its address specified in Section 26 hereof.  The Borrower irrevocably waives any objection it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement brought in any such court and further irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.  Nothing herein shall affect the Lender’s right to serve process upon the Borrower in any other manner permitted by the Applicable Laws or the Lender’s right to bring any suit, action or proceeding against the Borrower in the courts of any jurisdiction.

[The remainder of this page is intentionally left blank; Signature page to follow.]

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IN WITNESS WHEREOF, this General Security Agreement is effective as of the date first above written.

HYDROGENICS CORPORATION - CORPORATION HYDROGÉNIQUE

“Daryl Wilson”
Name: Daryl Wilson
Title: CEO
Date: September 28, 2011

“Jennifer Barber”
Name: Jennifer Barber
Title: CFO
Date: September 28, 2011

I/We have authority to bind the Corporation.

ANNEX 1

“Permitted Encumbrances” means, with respect to any property, the following:

1.
Encumbrances for realty taxes or assessments not at the time due or delinquent or the validity of which are being contested by the Borrower in good faith by proper legal proceedings if adequate reserves with respect thereto are maintained on the books of the Borrower, in accordance with GAAP, so long as such Encumbrances do not involve any immediate danger of the sale, forfeiture or loss of the Property or any part thereof;

2.
undetermined or inchoate Encumbrances arising in the ordinary course of business which have not at such time been filed pursuant to law against the Borrower or which relate to obligations not due or delinquent;

3.
Encumbrances which are: (a) title defects, encroachments or irregularities of a minor nature; or (b) restrictions, easements, rights-of-way, servitudes or other similar rights in land (including, without restriction, rights of way and servitudes for railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) granted to or reserved by other Persons, in each case where such Encumbrances in the aggregate do not materially impair the usefulness or marketability of the Property or its usefulness for the purposes for which it is held;

4.
the right reserved to or vested in any governmental authority by any statutory provision, or by the terms of any lease, licence, franchise, grant or permit held by the Borrower, to terminate any such lease, license, franchise, grant or permit or to require annual or other payments as a condition to the continuance thereof;

5.
any Encumbrance resulting from the deposit of cash or securities in connection with contracts, tenders or expropriation proceedings, or to secure worker’s compensation, surety appeal bonds or costs of litigation when required by law, and public and statutory obligations;

6.
any Encumbrance resulting from security given to a public utility or governmental authority when required by such utility or governmental authority in connection with the operation of the business of the Borrower;

7.
any Encumbrance on equipment and its proceeds created or assumed to finance the acquisition or improvement or secure the unpaid purchase price of the equipment (including the principal amount of any capital lease); provided that,

(a)	such equipment is not purchased, acquired or received; and

(b)	no proceeds are derived, acquired or received from such equipment,

with any funds received, directly or indirectly, from the Lender;

8.	the reservations, limitations, provisos and conditions, if any, expressed in any original grants of real property from the Crown;

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9.
carriers’, warehousemen’s, mechanics’, material-men’s, repairmen’s or other similar Encumbrances arising in the ordinary course of business which are not overdue for a period of more than thirty (30) days or which are being contested at the time by the Borrower in good faith by proper legal proceedings if adequate reserves with respect thereto are maintained on the books of the Borrower, in accordance with GAAP, so long as the same do not involve any immediate danger of the sale, forfeiture or loss of the Property or other assets that are subject to the Encumbrance;

10.	any lien, claim or liability under the Construction Lien Act (Ontario) in respect of which the Lender is fully indemnified to its satisfaction from any liability or expense in respect thereof;

11.
zoning and building by-laws and ordinances, municipal by-laws, provincial laws, and regulations, which do not materially impair the usefulness or marketability of the Property or its usefulness for the purposes for which it is held;

12.
covenants restricting or prohibiting access to or from real property abutting on controlled access highways, which do not adversely impair in any material respect the use of the real property concerned in the operation of the business conducted on such real property;

13.	the Encumbrances created by this General Security Agreement;

14.	other Encumbrances expressly consented to in writing by the Lender;

15.	an Encumbrance by Royal Bank of Canada over the Borrower’s XXXXXXX; {Bank account information removed.}

16.	an Encumbrance created by the Intellectual Property License Agreement between the Borrower and Commscope, Inc. of North Carolina, dated August 12, 2010; and

17.	any extension, renewal or replacement of any of the foregoing.

ANNEX 2

PERFECTION CERTIFICATE

Attached is the Perfection Certificate dated August 22, 2011.

PERFECTION CERTIFICATE

Reference is made to the general security agreement to be entered into by Hydrogenics Corporation — Corporation Hydrogenique (the "Borrower") in favour of Her Majesty the Queen in right of the Province of Ontario as represented by the Minister of Economic Development and Trade (the "Lender").

The Borrower hereby certifies to the Lender, as follows:

1. Names

(a)Set forth below is each other exact legal name the Borrower (including any predecessor amalgamation corporation) has had since its incorporation, together with the date of the relevant change in name:

Prior Legal Name	Date of Change
7188501 Canada Inc.	October 27, 2009

(b)
Except as set forth in Appendix A hereto, the Borrower has not changed its identity or organizational structure in any way within the past five (5) years. Changes in identity or organizational structure would include amalgamations, mergers, consolidations and acquisitions, as well as any change in the form, nature or jurisdiction of organization.

(c)
The following is a list of all other names (including trade names or similar appellations) used by the Borrower or any other business or organization to which the Borrower became the successor by amalgamation, merger, consolidation, acquisition, change in form, nature or jurisdiction of organization, now or at any time during the past five (5) years:

(i) Hydrogenics

(d)	If the Borrower carries on business in the United States, set forth below is the U.S. Federal Taxpayer Identification Number:

(A) Taxpayer Identification Number
(B) 98-0644202

2. Current Locations

(a)	The Borrower is a corporation and its jurisdiction of incorporation is the federal laws of Canada.

(b)	The municipal address of the chief executive office of the Borrower is the address set forth below:

Municipal Address	City/Town/Municipality	Province and Postal Code
220 Admiral Boulevard	Mississauga	Ontario L5T 2N6

 (c) The Borrower has only one place of business and its location is set out below.
Municipal Address	City/Town/Municipality	Province and Postal Code
220 Admiral Boulevard	Mississauga	Ontario L5T 2N6

(d)	Set forth below are all locations where the Borrower maintains any books or records relating to any of its accounts receivable:
Municipal Address	City/Town/Municipality	Province and Postal Code
220 Admiral Boulevard	Mississauga	Ontario L5T 2N6

(e)	Set forth below are all the places of the Borrower's business not identified in paragraph 2 (b) or (c) above:
Municipal Address	City/Town/Municipality	Province and Postal Code

(f)	Set forth below are all the locations where the Borrower maintains any Collateral not identified above:
Municipal Address	City/Town/Municipality	Province and Postal Code

(g)
Set forth below are the names and addresses of all persons and entities (other than the Borrower) such as lessees, consignees, warehousemen or purchasers of chattel paper, which have possession or are intended to have possession of any of the Collateral:

Name of Other Person	Municipal Address	City/Town/Municipality	Province and Postal Code

(h)
For each of the locations indicated above in this Section 2, set forth below is the name of the Landlord and the term of the lease if such property is leased and a copy of lease is attached to this certificate as Exhibit "A":

Location	Landlord	Term of Lease
220 Admiral Boulevard	Jeffrey Louis Cooper	3 years beginning August 1, 2010

(i)	Set forth below is the mailing address, facsimile number and e-mail address to which all notices and other communications under the security documents should be sent:
Address	Facsimile No.	E-mail Address
220 Admiral Boulevard Mississauga, ON L5T 2N6	905-361-3626	jbarber@hydrogenics.com

(j)	Set forth below is a list of all real properties owned by the Borrower and enclosed as Exhibit "B" is a copy of each mortgage or charge against each such real property:
Municipal Address	Legal Description

3. Fixtures

The only locations of the Borrower where there are any fixtures having an aggregate value in excess of $100,000 are set out in Appendix B, attached hereto. The legal description of any such location and the name and mailing address of the owners of the real estate at each such location are set forth on Appendix B.

4. Other Collateral

The Borrower does not own or have rights in any trademarks, patents, copyrights, licenses or other intellectual property except to the extent specifically described on Appendix C.

5. Environmental Matters

The Borrower does not possess any environmental audit, in relation to any of the properties referred to in Section 2 or, as applicable, attached to this Perfection Certificate are true and complete copies of all such environmental audits in its possession.

6. Leased Real Property Owned by the Borrower

Set forth below is a list of all properties leased by the Borrower to third parties and enclosed as Exhibit "C" is a copy of each such lease:

Municipal Address	Legal Description

7 .Deposit Accounts Set forth below is a detailed listing of all deposit accounts maintained by the Borrower:
Name of Bank or other Financial Institution	Address of Bank or Financial Institution	Account Number
XXXXXXX	XXXXXXX	XXXXXXX

{Bank account information removed}

8 . Securities Accounts

Set forth below is a list of all securities accounts, including but not limited to commodities accounts, maintained by the Borrower with brokers and other financial institutions:
Name of Broker or other Financial Institution	Address of Broker or Financial Institution	Account Number
XXXXXXX	XXXXXXX	XXXXXXX

{Bank account information removed}

9. Commodity Contracts

Set forth below is a list of all commodity contracts not credited to a securities account, as listed in section 8 above:

Name of Broker or other Financial Institution	Address of Broker or Financial Institution	Account Number

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By the execution and delivery hereof, the Borrower hereby represents and warrants to the Lender that all of the foregoing information is true, correct and complete, and confirms that the Lender is authorized to file (including pre-file) any and all financing statements naming the Borrower and identifying all of its personal property as collateral wherever such registration or filing may be necessary to perfect the security granted by the Borrower to the Lender.

[SIGNATURE PAGE FOLLOWS]

9

IN WITNESS WHEREOF, the Borrower has duly executed this certificate on this 22nd day of August, 2011.

/s/ Jennifer Barber
Name: Jennifer Barber
Title: Chief Financial Officer, Hydrogenics Corporation

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APPENDIX A

CHANGES TO THE BORROWER'S IDENTITY OR ORGANIZATIONAL
STRUCTURE

NO CHANGES SINCE OCTOBER 31, 2010 AS REFERENCED IN THE TERM SHEET, WITH THE EXCEPTION OF THE DISSOLUTION OF STUART ENERGY SYSTEMS INC. WHICH WAS AN INACTIVE ENTITY WITH NO ASSETS, ON AUGUST 1, 2011 (SUBJECT TO A REQUEST MADE ONE YEAR PREVIOUS TO THE PROVINCE OF QUEBEC)

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APPENDIX B

LEGAL DESCRIPTION AND NAME AND MAILING ADDRESS OF OWNERS

OF PROPERTIES WHERE MATERIAL FIXTURES ARE LOCATED

Municipal Address	City/Town/Municipality	Province and Postal Code
220 Admiral Boulevard	Mississauga	Ontario L5T 2N6

The owner of the real property set forth above is Jeffrey Louis Cooper. The legal description of the real property set forth above is:

FIRSTLY:

Parcel 17-1, Section 43M948, being Lot 17, Plan 43M-948; Subject to a right as in TT63113; Subject to LT1191960; City of Mississauga, being all of PIN 13284-0025 (LT)

SECONDLY:

Parcel 18-1, Section 43M948, being Lot 18, Plan 43M-948; Subject to a right as in TT63113; Subject to LT1191960 and LT1312655; City of Mississauga, being all of PIN 13284-0026 (LT)

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APPENDIX C
INTELLECTUAL PROPERTY

1.	Patents (owned or licensed)
Attached.

2.	Trademarks (owned or licensed)
Attached.

3.	Copyrights (owned or licensed)
Nil.

4.	Other Intellectual Property
Nil.

13

APPENDIX C-1
PATENTS
(Attached)

XXXXXXX
{Patent information removed.}

APPENDIX C-2
TRADEMARKS
(Attached)

XXXXXXX
{Trademark information removed.}

EXHIBIT A

LEASE

(Attached)

LEASE

BETWEEN:

JEFFREY LOUIS COOPER

(Landlord)

-and-

HYDROGENICS CORPORATION

(Tenant)

PROPERTY ADDRESS:	220 Admiral Road
Mississauga, Ontario
L5T 2N6 Canada

LEASE AGREEMENT

THIS INDENTURE made effective as of this 1st  day of August, 2010.

BETWEEN:
JEFFREY LOUIS COOPER

(hereinafter called the “Landlord”)

OF THE FIRST PART;

-and-

HYDROGENICS CORPORATION

(hereinafter called the “Tenant”)

OF THE SECOND PART;

WITNESSETH that in consideration of the rents, covenants, and agreements hereinafter reserved and contained on the part of the said Tenant, to be paid, observed and performed, the said Landlord has demised and leased and by these presents doth demise and lease unto the said Tenant:

1.	LEASED PREMISES:

ALL THOSE CERTAIN LEASED PREMISES and lands located at 220 Admiral Boulevard, In the City of Mississauga, as outlined on the Plan annexed hereto as Schedule “A” containing a building of approximately 25,300 square feet of rentable space and as further described on the building specifications attached hereto as Schedule “B”, (hereinafter referred to as “the Leased Premises”).  Said lands and Leased Premises being legally described as Blocks 17 and 18, Plan 43M-984, in the City of Mississauga, Regional Municipality of Peel, registered in the Land Registry Office for the Land Titles Division of Peel (No. 43).

2.	TERM:

TO HAVE AND TO HOLD the said Leased Premises for and during the term of three (3) years plus two (2) months, to be computed from September 1, 2010 (the “Commencement Date”) and ending on October 31, 2013 (the “Termination Date”).  The Tenant shall be granted access to the Leased Premises on August 1, 2010 (after the Tenant has provided the Landlord proof that the property has been insured by the Tenant in an amount and form satisfactory to the Landlord, and after executing the lease herein).  Access to the Leased Premises during the month of August, 2010 shall be for the purposes of fixturing the Leased Premises and upon completion thereof to carry on its business therefrom and the Tenant shall not be responsible for the payment of Rent or Additional Rent during the said month of August, 2010, including utilities, the cost of which will remain the responsibility of the Landlord until August 31, 2010.  The Tenant shall, save and except for the payment of Rent and Additional Rent (including the payment of utilities), be responsible for and shall be bound by all other terms and conditions of the Lease, mutatis mutandis, during the said month of August 2010, immediately upon being granted keys to the Leased Premises.

The Tenant acknowledges that Galaxy Home Furnishings (“Galaxy”) is on a short term lease in the warehouse portion of the Leased Premises and has the right to remain in the said warehouse portion thereof until August 31, 2010.  The Tenant and its employees and contractors will conduct themselves in the Leased Premises during the said month of August, 2010 so as not to damage Galaxy’s inventory or disturb Galaxy’s tenancy.

3.	RENT:

THE TENANT shall pay from and after the Commencement Date and throughout the term, to the Landlord at the office of the Landlord, or at such other place designated by the Landlord, in lawful money of Canada, except as otherwise set forth herein or as permitted by law without any prior demand therefore and without any deduction, abatement, set-off, or compensation whatsoever, as Rent, the annual amounts set out in Schedule “C” based upon annual rates per square foot of the Rentable Area of the Leased Premises (the “Rent”). Rent is payable in advance in equal consecutive installments on the first day of each calendar month of each year of the Term, in monthly amounts and will be prorated on a daily basis for any fractional portion of a month at the beginning or end of the Term.  The Rent table is attached to this Lease as Schedule “C”.

4.	NET LEASE: ADDITIONAL RENTS

THE LEASE SHALL, save and except as herein expressly provided, be entirely net to the Landlord.  The Tenant shall be responsible for realty taxes, building insurance, roof maintenance and inspection (the cost of roof maintenance and inspection being fixed at the rate of $110 per month during the term and any renewal thereof) and operating costs including Harmonized Sales Tax (HST) (the “Additional Rent”), all of which shall be paid directly by the Landlord to the appropriate municipality, insurance company and/or roof maintenance and inspection company (as the case may be) and the Tenant agrees to pay to the Landlord on a monthly basis 1/12 of the Landlord’s good faith reasonable estimate of Additional Rent, currently estimated to be $2.15 net per square foot per annum. Realty taxes are estimated at $1.91 per square foot per year, (2010 actual).  Insurance is estimated at $.19 per square foot per year.  A roof inspection and maintenance contract is estimated at $.05 per square foot per year.  The Tenant shall not be charged for any management, maintenance, or capital reserve fee which in the aggregate exceeds $.80 per square foot per annum during the Term and any extension or renewal.  The Tenant and Landlord shall make the necessary adjustments from time to time to reflect any changes in tax or insurance rates.  Realty taxes may be adjusted by the municipality as a result of the Tenant’s improvements or the Tenant’s use of the Leased Premises.  All maintenance and other occupancy costs to be directly contracted out and paid by the Tenant.  Including, but without limiting the generality of the foregoing, Harmonized Sales Tax (HST), insurance on contents, water, gas, hydro, heating, snow removal, and landscaping.

5.	DEPOSIT:

THE LANDLORD acknowledges receipt of the sum of $40,500.00 as an initial deposit, given along with the Offer to Lease, on account of the first month’s Rent and Additional Rent and HST payable under the Lease plus a security deposit in the amount of $20,727.03 which is an estimate of last month’s net Rent plus last month’s Additional Rent and HST, which shall be held by the

Landlord, with no interest payable to the Tenant, until the expiry or other termination of this lease.  Outlined for clarification in Schedule C herein, including minor reconciliation amount.

6.	TENANT’S COVENANTS:

THE TENANT COVENANTS AND AGREES with the Landlord as follows:

(a)	Rent: To pay Rent.

(b)	Taxes: To pay to the Landlord in each and every year during the term hereof, as Additional Rent:

(i)
All realty taxes, rates, duties, and assessments whatsoever, including local improvement rates, whether municipal, parliamentary or otherwise, now charged, levied, rated or assessed, or hereafter to be charged, levied, rated or assessed against the Leased Premises and the lands thereunder of which the Leased Premises form part of any similar taxes not now in existence or contemplated at any time during the term hereof by any competent governmental or municipal body in addition to, or in lieu of, the taxes, rates, duties or assessments hereinbefore referred to; and

(ii)
If the realty taxes in respect of the Leased Premises shall be increased by reason of any installations made in or upon, or any alteration made in or to the Leased Premises by the Tenant, or in a change of use category by the Tenant, amount of such increase; and

(iii)
If the Tenant or any person, firm or corporation occupying the Leased Premises or any part thereof assessed for separate school taxes, the amount by which the separate school taxes exceed the amount which would be payable by the Landlord for school taxes, had such election not been made, provided that if the Tenant so elects and the separate school taxes paid are less than public school taxes in any year of term hereby granted, the amount of school tax payable by the Tenant shall be reduced accordingly;

(iv)
All realty taxes, rates, duties and assessments whatsoever, including local improvement rates now charged, levied, rated or assessed, or hereafter to be charged, levied, rates or assessed upon or in respect of the outside areas, and including but without limiting the generality of the foregoing, all business taxes, if any from time to time payable by the Landlord in respect of the outside areas and facilities, or any part thereof;

(v)
At the same time or times as the Tenant shall make payment to either both of Rent and/or Additional Rent, the Tenant shall pay to the Landlord any and all Harmonized Sales Tax (HST) payable with respect to such Rent and/or Additional Rent pursuant to the Excise Tax Act (Canada).

(vi)	in no event shall Tenant be liable or responsible to pay any tax based on gross income or any income of the Landlord.

If the Tenant intends to institute any appeal or contestation of the aforesaid taxes, the Tenant shall first obtain the approval of the Landlord, which approval shall not be unreasonably withheld, conditioned or delayed.  In the course of such appeal or contestation, the Tenant shall within ten (10) days after request by the Landlord deliver to the Landlord for inspection receipts for payment, notices of any assessment or such other information in connection with the said taxes as the Landlord determines from time to time and shall deliver to the Landlord at least Ten (10) days prior to the last date permitted for filing of any appeal a notice of any appeal or contestation the Tenant intends to institute with respect to taxes.

(c)
Business Tax: To pay, if applicable, as when the same becomes due, and to save the Landlord in all respects harmless with respect hereto, all business taxes from time to time levied against, or payable by the Tenant in respect of the Tenant’s occupancy of the Leased Premises.

(d)
Outside Areas: Whenever in this Lease reference shall be made to the outside areas and facilities, the same shall mean all of the lands described in Item {1}, “Leased Premises,” and shall include any improvements (apart from structures erected by the Tenant) thereon and hereto, such as tool sheds, lighting standards and parking signs.

(e)
Tax Bills: The tax payments required to be made by the Tenant to the Landlord under the provisions of subparagraph (b) hereof shall be paid by the Tenant to the Landlord on presentation to the Tenant of a statement of monies due by the Tenant supported by copies of tax bills.

(f)
Utility Payment: In each and every year during the term hereof the pay, satisfy and discharge, directly or indirectly, all charges in connection with water, electrical current, gas, rental charges for gas or electrically operated hot water heaters and other public or private utilities or services extraordinary as well as ordinary, supplied at any time to the Leased Premises.

(g)
Indemnity: Tenant shall indemnify and hold Landlord harmless from all loss, damage, cost, expense or liability (including reasonable attorneys’ fees, expenses and disbursements) incurred by Landlord arising out of or in connection with any injury to, or death of, any person, or damage to, or destruction of, property occurring in, on, or about the Leased Premises, and which injury, death, damage or destruction is caused by the acts or omissions of Tenant or Tenant’s employees, agents, contractors, subcontractors, invitees, licensees or other authorized representatives. The Tenant’s obligation under this Section to indemnify and hold the Landlord harmless shall be limited to the sum that exceeds the amount of insurance proceeds, if any, received by the Landlord.

(h)
Repair: At its own expense, to properly carry out all repairs and maintenance of the Leased Premises and of all machinery and equipment situate therein or thereon (both inside and outside and including any stairs or platforms leading thereto), and to repair and maintain the Leased Premises, only excepting reasonable wear and tear (not inconsistent with the maintenance of similar industrial premises having regard for the then age of the said building).

If the Tenant, after written notice and failure to cure within the times periods set forth herein, refuses or neglects to carry out any maintenance and repairs properly as required pursuant to this Lease, and to the reasonable satisfaction of the Landlord, the Landlord may, but shall not be obliged to, perform such maintenance and repairs without being liable for loss or damage that may result to the Tenant’s merchandise, fixtures or other property or to the Tenant’s business by reason thereof, and upon completion thereof, the Tenant shall pay to the Landlord on demand, both the landlord’s costs relating to any such maintenance, repairs and replacements plus a sum equal to Fifteen percent (15%) thereof representing the landlord’s overhead. The Tenant agrees that the making of any maintenance and repairs by the landlord pursuant to this Section is not a re-entry or a breach of any covenant for quiet enjoyment contained in the lease.

If the replacement of any nonstructural item is required, the landlord will pay for said replacement and bill back to the Tenant the Tenant’s share as part of the Additional Rent.  The Tenant’s share will be calculated as follows; the economic life of the capital item being replaced shall be determined in accordance with recognized industry standards and shall be divided by the full term of the lease and renewals if applicable, to derive a percentage, which shall represent the Tenant’s reasonable use of said capital item.  The Tenant shall be responsible for paying the Tenant’s share in equal monthly installments amortized over the remaining term of the lease.  For example, if a capital item with a 15 year economic life requires replacement at any time during the first 3 year term of the lease the Tenant’s share shall be 20% (ie ... 3/15).  If a capital item with a 15 year economic life requires replacement at any in the fourth year, (second term, first year), the Tenant’s share shall be 40% (ie ... 6/15).

The Tenant shall re-key the leased Premises at its own expense and provide Landlord with a master key.  The Tenant may re-use the proprietary security system that was left in place by a previous Tenant, at the Tenant’s election.  The Landlord makes no representations as to the utility or state of repair for either the existing keyed door systems and or the existing security system.  The Tenant may remove the existing keyed door system and or the existing security system without the requirement to replace the same at the expiry or other termination of the Lease.

(i)
Statutes: To promptly comply with and conform to the requirements of all applicable statues, laws, by-laws, regulations, ordinances and orders from time to time, or at any time In force during the term hereof and affecting the condition, equipment, maintenance, use or occupation of the Leased Premises and all requirements of the Tenant’s and landlord’s insurers.

(j)
Observance of Damage: In the event of the observance of any apparent structural defect of material damage to the Leased Premises by any cause, to give notice in writing to the Landlord of such defect or damage forthwith upon the same becoming known to the Tenant

(k)
Entry: Subject to the confidentiality provision herein and upon receipt of prior written notice within twenty four (24) hours, to permit the Landlord at all reasonable times and in attendance with the Tenant, to enter upon and view the state of repair and maintenance of the Leased Premises and to comply With all reasonable requirements of the landlord with respect to the care, maintenance and repair thereof, subject to the exceptions hereinbefore provided.

(l)
Expiration: Tenant shall surrender the Leased Premises at the termination of the lease in good condition, reasonable wear and tear, casualty and condemnation all excepted.  All of the improvements, alterations, and additions to the Leased Premises shall become the property of the Landlord upon the expiration of the Lease, except for any personal property such as movable furniture, trade fixtures, goods, equipment, proprietary security systems and test equipment.

(m)	Entry Maintenance: At its own expense, to keep entrance ways and all steps and platforms leading to the Leased Premises reasonably clear of all snow, Ice and debris;

(n)
Business Use: The Tenant may use the Leased Premises for manufacturing, warehouse and ancillary office uses; including, without limitation, for designing, manufacturing, building and installing commercial hydrogen systems, in accordance with all applicable local zoning and other authorities.

(o)
Inspection: Subject to the provisions of the confidentiality contained herein and upon receipt of prior written notice within twenty-four (24) hours and during normal business hours, during the term hereby granted any stranger or strangers who are prospective purchasers or mortgagees or tenants only during the last six months of the term, may inspect the Leased Premises or any parts thereof at any reasonable times on producing an order to that effect signed by the Landlord, provided that such inspections shall not unduly impinge on the classified nature of the business of the Tenant, if any, and provided that the Tenant may elect to cause its employees or agents to be present at the time of such inspection.

(p)
Heating and Air Conditioning: Subject to Landlord’s representation and warranty contained in the Agreement to Lease between the Landlord and Tenant dated July 23, 2010 regarding the age and condition of same, to assume the sole responsibility for repair and maintenance and the cost of the heating and air conditioning of the Leased Premises with the heating equipment supplied by the Landlord.

(q)	Assignment:

(i)
The Tenant shall have the right, if not in default beyond any applicable notice and cure period, to assign the Lease or to sublet the Leased Premises in whole or in part at any time or times during the initial term or renewal, with the written consent of the Landlord and which consent shall not be unreasonably withheld, conditioned or delayed.  With respect to any assignment of the Lease, and provided that the Tenant submits together with its request for the Landlord’s consent, full detailed up-to-date financial statements of the proposed assignee which establishes that such assignee is at least as credit worthy as the Tenant, then the Landlord shall, acting reasonably, release the Tenant from all of its liabilities under the Lease, which release shall be effective as of the effective date of the said assignment; provided that notwithstanding any such release, the Tenant shall remain liable to the Landlord to the extent that the Rent and Additional Rent payable by the Assignee pursuant to the terms of the said Assignment is less than the Rent and Additional Rent payable by the Tenant to the Landlord under this Lease.

Said right of Tenant shall not apply to the leasing of the roof or any part of the Leased Premises for satellite, microwave or radio transmission equipment to an unrelated entity for the payment of monies.  In the event Tenant sublets the entire Leased Premises, Tenant shall be required to remove all roof mounted satellite or radio transmission equipment, as elsewhere defined in Paragraph 6(r) of this Lease.

(ii)
The Landlord may charge a fee of up to $1500.00 inclusive all legal costs incurred by the Landlord to the Tenant, for the Landlord’s written consent to assignment, and such fee shall not be considered to be a penalty.

(iii)
At the time that such consent for assignment or subletting of the Leased Premises is requested of the Landlord as contemplated by sub-paragraph hereof, the Tenant shall notify the Landlord in writing of the terms upon which such assignment or subletting is being made, and the Landlord shall have fifteen (15) days from the date of receipt of such written notice to elect not to consent to such assignment or sub-letting; failing which the Landlord’s consent shall be deemed to be given by the Landlord to the Tenant.

(iv)
Notwithstanding anything to the contrary contained herein, Tenant shall have the right to assign or sublet all or any portion of the Leased Premises to either: (i) any subsidiary or affiliate of the Tenant, (ii) any entity resulting from an amalgamation, merger or consolidation, spin off or divestiture of Tenant; or (iii) any entity succeeding to the business and assets of Tenant without the consent of Landlord; provided that: (1) Landlord is notified by Tenant in writing of such assignment or sublet; and, (2) if an assignment, the assignee shall, in writing, assume and agree to perform all of the obligations of Tenant under the Lease, and Tenant shall deliver a copy of such assignment and assumption agreement to Landlord within ten

(iv)
(10) days thereafter. For the purposes of this provision, the term “Affiliate” includes entities which (i) controls, is controlled by or is under common control with Tenant; (i1) results from a merger or consolidation of Tenant; (iii) acquires the business being conducted on the Leased Premises.

(r)	Roof Mounted Equipment:

Subject to Landlord’s approval, such approval not to be unreasonably withheld, conditioned or delayed and provided that such equipment shall be installed for on-Leased Premises employee recreational use or GPS purposes, Tenant shall be provided with the right for installation, operation and maintenance of radio transmitting and receiving equipment, microwave, satellite or antennae communication system devices along with associated other electronic equipment that may be passive and/or active and mounting structures (Hereafter “Tenant’s In-House Equipment”). Tenant shall be responsible for the cost of any such installation and subsequent removal of Tenant’s In-House Equipment.  There shall be no charge for the roof space occupied by Tenant’s In-House Equipment.

Notwithstanding, Landlord does not permit Tenant to install on the roof, or anywhere on the property, radio transmitting and receiving equipment, microwave, satellite or antennae communication system devices which produce rental revenue from third parties or derived revenue for any division of Tenant’s corporation.  Revenue generating transmission equipment shall require separate Landlord approval, appropriate lease terms and compensation to the Landlord.

(s)	Insurance:

(i)
That it will during the whole term hereby granted pay to the Landlord as hereinafter provided, as Additional Rent, all premiums with respect to insurance purchased by the Landlord for which true and correct copies of original invoices are presented and described as follows:

(A)	All Risk coverage insurance for the full replacement value of the building, its improvements and equipment and including fire rental income insurance;

(B)
Broad from boiler and unfired pressure vessels insurance including repair or replacement and rental income coverages in amounts reasonably satisfactory to the Landlord, if required by the Landlord; and

(ii)	The Tenant shall during the whole of the term hereby granted obtain and maintain full force and effect insurance as follows:

(A)	Commercial General Liability Insurance in the amount of FIVE MILLION DOLLARS ($5,000,000.00);

(B)	Tenants’ Legal Liability Insurance in the amount of Five MILLION DOLLARS ($5,000,000.00)

(t)
Estimated Additional Rent: The Landlord shall estimate on the date of the commencement of each calendar year, the Additional Rent with respect to such calendar year, including realty taxes and other charges herein to be paid by the Tenant, and deliver the estimate to the Tenant and such amount shall be payable by the Tenant in equal monthly installments on the day on which Rent is payable hereunder.  Within sixty (60) days after the end of the period for which the estimated payments of Additional Rent have been made, the Landlord will determine and will advise the Tenant of the exact amount of the Additional Rent.  Upon the Landlord making such final determination, the Additional Rent shall be adjusted between the Landlord and the Tenant, whereupon any deficiency in payment shall be immediately paid to the Landlord and any overpayment by the Tenant shall either be credited to the Tenant’s account or paid to it.  Tenant, or its representative shall have the right to examine and to copy Landlord’s books and records showing Additional Rent and realty taxes at Tenant’s sole cost and expense.  Such examination will be upon reasonable prior notice to Landlord and during normal business hours at any time within six (6) months following the furnishing by Landlord to Tenant of Landlord’s annual statement reconciling estimated Additional Rent expenses to actual Additional Rent expenses.  The books and records that Tenant may examine include, but are not limited to, accounting records, vendor contracts, payroll records, management agreements and supporting invoices and detail for all items.  If an error is discovered that has also been made in previous Landlord statements, Tenant may correct that same error in the previous statements and receive credit therefor.  Mathematical errors or errors in computation may be corrected at any time during the Term of the Lease.

(u)
Loading: That all loading and unloading of merchandise, supplies, materials, chattels, equipment, garbage or refuse, with the exception of the Tenant’s general office supplies, shall be made only through or by means of the shipping doors so designated by the Landlord except as otherwise agreed to by the Landlord from time to time.

7.	ENVIRONMENTAL:

Landlord agrees to indemnify and save harmless Tenant, Tenant’s divisions, affiliates, subsidiaries and successors and assigns and their present and future officers, directors, employees and agents (collectively “Indemnities”) from and against any and all liabilities, penalties, fines, for, demands, damages, losses, claims, causes of action, suits, judgments, and costs and expenses incidental thereto (including cost of defense, settlement, reasonable lawyer’s fees, reasonable consultants fees and reasonable expert fees), which Tenant or any or all of the Indemnities may hereafter suffer, incur, be responsible for or disburse as a result of:

(a)	any governmental action, order, directive, administrative proceeding or ruling;

(b)	personal or bodily injuries (including death) or damage (including loss of use) to any property (public or private):

(c)	cleanup, remediation, investigation or monitoring of any pollution or contamination of or adverse effects on human health or the environment; or

(d)
any violation or alleged violation of laws, statutes, ordinances, orders, rules or regulations of any governmental entity or agency (collectively “Environmental Liabilities”) directly or indirectly caused by Landlord or arising out of any Environmental Hazards existing on or about the Leased Premises, except to the extent that any such existence is caused by Tenant’s activities on the Leased Premises.  The term “Environmental Hazards” shall be defined as hazardous substances, hazardous wastes, toxic substances, pollutants, asbestos, polychlorinated biphenyls (PCBs), petroleum or other fuels (including crude oil or any fraction or derivative thereof) and underground storage tanks.  This provision shall survive termination of the Lease.

Tenant, its successors, assigns, sublessees, agree to indemnify and save harmless Landlord, Landlord’s successors and assigns and Landlord’s present and future officers, directors, employees and agents (collectively “Indemnities”) from and against any and all liabilities, penalties, fines, forfeitures, demands, damages, losses, claims, causes of action, suits, judgments, and costs and expenses incidental thereto (including cost of dense, settlement, reasonable attorneys’ fees, reasonable consultant fees and reasonable expert fees), which Landlord or any or all of the Indemnities may hereafter suffer, incur, be responsible for or disburse as a result of any Environmental Liabilities directly or indirectly caused by or arising out of any Environmental Hazards existing on or about the Leased Premises but only to the extent that any such existence is caused by Tenant’s activities on the Leased Premises. This provision shall survive termination of the Lease.

8.	FIXTURES, ALTERATIONS & SURRENDER:

PROVIDED that the Tenant may, when not in default beyond any applicable notice or cure period, remove its fixtures, provided that the Tenant shall not remove or carry away from the Leased Premises or outside areas any buildings or part thereof or any plumbing, heating, ventilating, air conditioning, lighting equipment, wiring or electric panels and services, or other building services whether such equipment has been installed by the Tenant or Landlord.  Tenant shall repair any damage by the installation or removal of its fixtures to the state that existed prior to such installation.  Any improvements, alterations, additions or changes to the Leased Premises, except removable paneling and wall fixtures and furniture and trade fixtures (and further excluding all signs, and goods and materials used in the Tenant’s business) shall upon Lease expiration become a part of the realty and belong to Landlord.  Tenant’s removable paneling and wall fixtures and furniture, trade fixtures, signs, goods and materials used in Tenant’s business shall at all times remain personal property and may be removed from time to time by Tenant or other occupants of the Leased Premises, provided, however, that Tenant shall be responsible for the cost of repair of any physical injury to the Leased Premises caused by the removal of any such property, but not for any diminution in value of the Leased Premises caused by the absence of the property removed or by any necessity for replacing such property; provided however, Landlord reserves the right to require Tenant to remove any improvements, alterations, additions or changes to the Leased Premises done by Tenant except for any alteration which has been exempted by the Landlord in writing at the time the Landlord gives written approval authorizing said alteration or improvement. Written notice to the Tenant regarding requirement to remove and or restore alterations, to be given by the Landlord no less than thirty (30) days prior to the Termination Date.  If Landlord has not provided written notice to Tenant in accordance with the previous sentence, all improvements, alterations, additions or changes to the Leased Premises done by Tenant shall be deemed to stay at the Leased Premises.

Notwithstanding the foregoing, no provision contained in this Lease shall be construed so as to require the Tenant to return the Leased Premises on the Termination Date (or earlier termination of the Lease) to either a condition which is different from the condition of the Leased Premises which existed on August 1, 2010 or to base building condition.

9.	SEIZURE:

PROVIDED that if the term hereby granted or any of the goods and chattels of the Tenant in the Leased Premises shall be at any time seized or taken in execution or in attachment by any creditor of the Tenant” in the Leased Premises or it a Writ of Execution shall issue against the goods or chattels of the Tenant, or, if the Tenant shall make any assignment for the benefit of creditors or commit any other act of bankruptcy as defined in the Bankruptcy Act of Canada or any amendment thereto, or becoming a bankrupt or insolvent shall take the benefit of any Act which may be in force for bankrupt or insolvent debtors, or shall attempt to abandon the Leased Premises, then the current month’s Rent, together with the Rent for the three months next ensuing (and for purposes hereof Rent shall include all moneys designated to be paid as Additional Rent, including, but without limiting the generality of the foregoing, against billing on account of realty taxes, insurance premiums and maintenance of the common outside areas and facilities), shall immediately become due and payable on presentation of invoices and the said term shall at the option of the Landlord forthwith become forfeited and determined, in which event the Landlord may re-enter and take possession of the Leased Premises as though the Tenant, or any occupant or occupants of the Leased Premises was or were holding over after the expiration of the term without any right whatsoever, provided that no action by the Landlord in so doing shall be deemed to relieve the Tenant of its obligations for the payment of Rent and Additional Rent or any other monies payable hereunder.

10.	CHATTELS:

PROVIDED that in case of removal by the Tenant of its goods and chattels from the Leased Premises, the Landlord may follow the same for thirty (30) days, in the same manner as is provided for, the Commercial Tenancies Act or any other statute or any other subsequent legislation.

11.	RE-ENTRY:

IN THE EVENT that the Tenant shall be in default of any of its covenants to pay Rent or Additional Rent, the Landlord shall give to the Tenant notice in writing stating the said default with reasonably sufficient particulars, and requiring that the said default is not remedied by the Tenant within seven (7) business days (excluding Saturdays, Sundays and Statutory holidays) after the receipt of such notice, the Landlord may at its option either enter into and upon the Leased Premises or any part thereof in the name of the whole and have again, repossess, and enjoy the same as of its former estate and the said Lease shall thereupon terminate. In the event that the Tenant shall be in default of any of its covenants hereunder, other than the covenant of the Tenant to pay Rent or Additional Rent, the Landlord shall give to the Tenant notice in writing stating the said default with reasonably sufficient particulars, and requiring that the said default be remedied and require that if such default is not remedied by the Tenant within thirty (30) days after the receipt of such notice, or such longer period as may be reasonably necessary in view of the nature of the default, the Landlord may, if the aforementioned notice and cure period has expired at its option either enter into and upon the Leased Premises or any part thereof in the name of the whole and have again, repossess, and enjoy the same as of its former estate and the said Lease shall thereupon terminate, or itself take steps and to do or cause to be done such things as may be necessary to remedy and correct such defaults. Provided further that in the event that the Landlord shall be entitled to, and shall elect to make a re-entry as hereinbefore provided for, any re-entry or other action so taken shall not be deemed to relieve the Tenant of its obligation to pay Rent and other monies payable as Rent in accordance with the provisions hereof and said Rent and other monies shall continue to accrue and be payable until such time as the Landlord is able to re-let the Leased Premises, or otherwise deal with the same in such manner that it did not sustain any loss should the Tenant then after fail to pay the Rent and other monies payable as Rent or otherwise under this Lease. Provided further that in addition to all other rights hereby reserved to it, the Landlord shall have the right to re-enter the Leased Premises for any period equal to or greater or less than the remainder of the then current term of the Tenant and to receive the Rent therefore, said Rent to be any sum which it may deem reasonable, to any Tenant which it may deem suitable and satisfactory, and for any use and purpose which it may deem appropriate and in connection with any such lease, the Landlord may make such changes in the character of the improvements of the Leased Premises as the Landlord may determine to be appropriate or helpful in effecting such lease; but in no event shall the Landlord be under any obligation to relet the Leased Premises in whole or in part for any purpose which the Landlord may regard as injurious to the Leased Premises, or to any Tenant which the Landlord, in the exercise of reasonable discretion, shall deem to be objectionable and to apply any Rent due hereunder, and the Tenant shall remain liable to the landlord for the deficiency, if any, it being the intention hereof that nothing herein contained and no entry made by the landlord hereunder shall in any way release the Tenant from the payment of Rent hereby reserved during the term hereof beyond such sum as may be realized by the landlord by such re-letting or by the proceeds of any distress made by the landlord against the Tenant; and provided that the landlord shall not In any event be required to pay to the Tenant any Surplus of any sums received by the landlord on a re-letting of the leased Premises in excess of the Rent reserved hereunder. Notwithstanding anything to the contrary herein, in no event shall Tenant’s total liability hereunder exceed the total remaining Rent including the Operating Expenses under the lease Term.

12.	OVERHOLDING:

PROVIDED that should the Tenant remain in possession of the Leased Premises after the termination of the original term, or the renewal term, without other special agreement, it shall be as a monthly Tenant at a monthly rental equal to One Hundred and Ten percent (110%) of the rental payable during the last month of the term hereof, payable on the first day of each and every month and subject in other respects to the terms of this lease, including those provision requiring the payment of Additional Rent in monthly installments.

13.	LANDLORD’S COVENANTS:

THE LANDLORD COVENANTS with the Tenant as follows:

(a)	For quiet enjoyment.

(b)
No material changes, alterations or additions shall be made to the Leased Premises by Tenant without the prior written approval of landlord, which approval shall not be unreasonably withheld conditioned or delayed.  Prior to making any such changes, alterations or additions, Tenant shall submit written plans and drawings respecting same to Landlord and Landlord shall approve or disapprove same within seven (7) days after receipt thereof, and if Landlord fails to disapprove such plans and drawings by notice in writing to Tenant within such time, they shall be deemed approved.  All changes, alterations and additions, regardless of value, shall comply with the applicable provincial, regional and municipal laws, statutes, orders, ordinances, rules and regulations.  Landlord agrees, if necessary, to join in any applications to governmental authorities for such permits as may be required to do the work contemplated in this Paragraph 13(b).

Notwithstanding the foregoing, the Tenant shall have the right from time to time to make non-structural alterations and changes and installations not affecting the structure in the interior of the leased Premises as it may find necessary for its purpose and at its own expense, without requiring the Landlord’s written consent, provided that, such changes or alterations cost less than $25,000.00.  Plans for such alterations or changes shall be delivered to the Landlord and the consent of the landlord in writing, where required, shall first be obtained, such consent not to be unreasonably or arbitrarily withheld; provided that Tenant obtains necessary permits from all governmental agencies having jurisdiction and Tenant supplies copies to Landlord of all permits; provided that upon the termination of this lease Tenant, if requested in writing by the Landlord, shall restore the interior of the Leased Premises or portions thereof to its former condition immediately prior to the installation of such alterations or changes, reasonable wear and tear excepted, not inconsistent with the maintenance of the building of which the Leased Premises forms a part as first class industrial Leased Premises having regard for the then age of the building, including the restoration of such standard fixtures as may have been installed by the Landlord, and if not so requested in writing by the Landlord any such changes or alterations shall become the property of the Landlord.

(c)	That the Landlord has in it good right, full power and absolute authority to let the Leased Premises with their appurtenances according to the true intent of this indenture, and that it will execute such further assurances with respect thereto as may be reasonably required.

(d)
The Landlord shall make all structural repairs to the Leased Premises, including those to the roof, provided that in the event that such major structural repairs are necessitated by the negligence or willful acts or omission of the Tenant then the Tenant shall pay to the Landlord as Additional Rent forthwith upon demand the cost of all such structural repairs together with the Landlord’s administrative Landlord agrees not to place any signs on the roof of the demised Leased Premises but shall be entitled to place communication equipment on the roof if the Landlord so desires.

(e)
The Landlord shall indemnify and hold harmless the Tenant for all loss, damage, cost, expense or liability (including reasonable attorneys’ fees, expenses and disbursements) incurred by Tenant arising out of or in connection with any injury to, or death of, any person, or damage to or destruction of property occurring in, on, or about the Leased Premises and which injury, death, damage or destruction is caused by the acts or omissions of Landlord or Landlord’s employees, agents, contractors, subcontractors, invitees, licensees or other authorized representatives. The Landlord’s obligation under this Section to indemnify and hold the Tenant harmless shall be limited to the sum that exceeds the amount of insurance proceeds, if any, received by the Tenant.

(f)
So as long as the Landlord is a non-resident of Canada within the meaning of the Income Tax Act (Canada), as amended from time to time, the Landlord shall deliver to the Tenant, prior to the day on which the first payment of Rent and/or Additional Rent becomes payable in each calendar year, written confirmation from the Canada Revenue Agency (“CRA”), that CRA has approved the NR6 Undertaking, failing which the Tenant may withhold the applicable amount on account of tax for which it may become liable to CRA from its payment of such Rent and/or Additional Rent pursuant to this Lease until it receives such written confirmation.

14.	STRUCTURAL REPLACEMENTS AND REPAIRS:

THE LANDLORD shall be responsible for roof replacement or repair in the event it is required during the Tenant’s term or renewal thereof, provided replacement and repair is not required by any negligent act or omission of the Tenant or those for whom the Tenant is legally responsible.  The Landlord shall be responsible for structural replacement or repairs to the building including but not limited to, exterior walls and floors, electrical service, plumbing service and its services to the building not resulting from the Tenant’s improvements, changes or alterations or negligence or default and all of which must be in conformity to the City by-laws.  The Landlord shall undertake any such repairs promptly upon receipt of notice from the Tenant.

15.	MECHANICAL AND LIFE SAFETY INSTALLATIONS:

THE LANDLORD shall, at its expense, ensure that the Leased Premises and all mechanical, roofing, heating, air-conditioning (if applicable), plumbing (including sprinklers) dock levelers, life-safety systems and the electrical equipment in the Leased Premises are in good repair and working order and meet the requirements of all laws, statutes, ordinances, orders, rules, or regulations, by-laws and building and fire codes of all relevant governmental and municipal entities and agencies as at the date of possession of the Leased Premises. The Landlord shall give the Tenant confirmation in writing that this has been done by the Commencement Date.

16.	LANDLORD’S WORK:

THE LANDLORD shall not be required to perform any Tenant improvements under the terms of this Lease.  The Tenant accepts the building in an “AS IS, WHERE IS” condition.  Notwithstanding the above, the Landlord shall provide the following at the Commencement Date:

•	HVAC balanced throughout the Leased Premises and working to Building standard.

•	Building Standard T -bar ceiling and acoustic tile cleaned and repaired throughout the Leased Premises where necessary.

•	Building Standard fluorescent light fixtures installed and working in all areas throughout the Premises.

•	Supply necessary exit lights and emergency lights per building and fire codes.

•	Existing building Standard window coverings, repaired and cleaned where necessary, (Tenant to be responsible for window coverings for any new windows installed by them).

•	Fire Hose Cabinets and fixtures installed and working.

•	Ensure all lighting, electrical, mechanical, life safety and plumbing is in good working order.

•	Deliver the Leased Premises in a clean, broom-swept condition with any debris or chattels to be removed and any damaged caused by such removal to be repaired.

The Landlord’s Work shall be completed by September 30, 2010 and the Leased Premises and all of its systems shall be in good working order and without defect.

17.	DESTRUCTIVE DAMAGE:

PROVIDED and it is expressly agreed that if and whenever during the term hereby demised the building erected on the lands described in Schedule “B” annexed hereto shall be destroyed or damaged by any casualty, the following provisions shall apply:

(a)
If the damage or destruction is such that the Leased Premises is rendered wholly unfit for occupancy or it is impossible or unsafe to use and occupy it and if in either event the damage, in the written opinion of the Landlord’s architect, to be given to the Tenant within thirty (30) days of the happening of such damage or destruction, cannot be repaired with reasonable diligence within One Hundred and Twenty (120) days from the date the Landlord has given the written opinion, then the Tenant may within five (5) days next succeeding the giving of the written opinion as aforesaid, terminate this lease by giving to the Landlord in writing of such termination, in which event this Lease and the term hereby demised shall cease and be at an end as of the date of such destruction or damage and the Rent and all other payments for which the Tenant is liable under the terms of this Lease shall be apportioned and paid in full to the date of such destruction or damage; in the event that the Tenant does not so terminate this Lease, then the Landlord shall repair the said building with all reasonable speed and the Rent hereby reserved shall abate from the date of the happening of the damage until the damage shall be made good to the extent of enabling the Tenant to use and occupy the Leased Premises.

(b)
If the damage be such that the Leased Premises is rendered wholly unfit for occupancy, or if it is impossible or unsafe to use or occupy it, but if in either event the damage, in the written opinion of the Landlord’s architect, subject to Tenant’s prior written consent, to be given to the Tenant within thirty (30) days from the happening of such damage, can be repaired with reasonable diligence within One Hundred and Twenty (120) days from the date the Landlord has given this opinion, then the Rent hereby reserved shall abate from the date of the happening of such damage until the damage shall be made good to the extent of enabling the Tenant to use and occupy the Leased Premises, and the Landlord shall repair the damage with all reasonable speed.

(c)
If the damage is such that the Leased Premises are partially damaged or destroyed and, in the written opinion of the Landlord’s architect, to be given to the Tenant within thirty (30) days from the happening of such damage, can be repaired with reasonable diligence within One Hundred and Twenty (120) days from the date the Landlord has given this opinion, then the Rent hereby reserved shall abate in the proportion that the part of the Leased Premises so damaged bears to the whole of the Leased Premises, and the Landlord shall repair the damage with all reasonable speed. Provided that in the event of partial damage to the building with no damage to the Leased Premises, Rent shall not abate and the Tenant shall continue to use and occupy the Leased Premises, and the Landlord shall repair the damage to the building with all reasonable speed.

18.	NO LIABILITY FOR CERTAIN CAUSES:

Except as expressly otherwise set forth in this Lease, the Landlord shall not be liable for, and the Tenant shall save harmless the Landlord from, any and all liability, costs, claims, demands or actions for damages, injury or loss, suffered or sustained by any person or persons occasioned by the Tenant, its customers, employees, servants or agents, or by their neglect, default or misconduct or occasioned by steam, water, rain or snow, which may leak into, issue or flow from any part of the Leased Premises or from the water, steam, sprinkler or drainage pipes or plumbing works of the same or from any other place or quarter or for any damage caused by, or attributable, the condition or arrangement of any electrical or other wiring save and except where such damage shall be due to (i) the failure of the Landlord to maintain, repair or replace the roof, walls, foundations and cracks to the floors which are not caused by the Tenant’s acts, omissions or neglect, or (ii) the negligence of the Landlord or those for whom it is in law responsible, and the covenants of indemnity herein contained in respect of damage to property, injury or death, occurring during the term of this Lease shall survive the termination of this Lease, anything herein on the contrary notwithstanding.

19.	TENANT’S DEFAULT:

IN THE EVENT that the Tenant shall make default in the payment of any sum required to be paid by it or shall make default in the performance of any covenant or the doing of anything required to be performed or done by it hereunder, then the Landlord shall, following the expiry of all cure periods provided for in this Lease, have the right to pay any such sum so in default or to perform or to do any such thing and such sums so paid or the costs of performing or doing such things, and in every such case, shall be deemed to be Additional Rent payable under the provisions of this Lease and the Landlord shall be entitled to charge all such sums or monies to the Tenant and the Tenant shall pay them forthwith on demand; and the Landlord, in addition to any other rights, shall have the same remedies and may take the same steps for the recovery of all such sums or monies as it might have and take for the recovery of Rent In arrears under the terms of this Lease. All arrears of Rent and monies payable as Rent or Additional Rent under the terms of this Lease which are in arrears shall bear interest at the rate of Three (3) percentage points above the “Prime Rate” as established by the Bank of Canada per annum from the time such arrears become due and payable until paid to the Landlord.

20.	SALE OR LETTING:

THE LANDLORD shall have the right at any time during the term, unless the Tenant has exercised their option(s) to renew, hereby demised to place upon the Leased Premises a notice of reasonable dimensions and reasonably placed so as not to interfere with the Tenant’s business, stating that the Leased Premises are for sale, and at any time during the last six (6) months of the term that the Leased Premises are for lease, and the Tenant shall not remove such notices, or permit the same to be removed.

21.	SIGNS:

Tenant shall be allowed building signage on the building facade, the building directory, any monument and on the exterior of the building in a prominent place as mutually agreed to by Tenant and Landlord and shall be removed and made good at the Tenant’s expense at the expiry or earlier termination of the Lease and prior to the Tenant vacating the Lease Premises.

22.	TENANT’S IMPROVEMENTS:

Except as otherwise expressly provided herein any building, erection or improvement placed or erected in or upon the Leased Premises, or upon which the Leased Premises are situate, apart from Tenant’s fixtures, shall become a part thereof and shall not be removed and shall, to the extent that the same are utilized by the Tenant, be subject to all the provision of this Lease.  No building, erection or improvement shall be erected in or upon, or adjacent to the Leased Premises, or upon the lands upon which the Leased Premises are situate, without the prior written consent of the Landlord.

The Tenant shall have the absolute right at its sole cost and without first obtaining the Landlord’s consent to: a) upgrade the power to the building, b) install windows along the west wall of the warehouse, c) and install showers.

23.	TENANT’S CONSENT:

THE TENANT covenants that within ten (10) business days of Tenant’s receipt, it will if and whenever reasonably required by the Landlord, and at the Landlord’s expense, If necessary, consent to and become a party to any reasonable instrument relating to this Lease, including the delivery of statements as of the status of this Lease, which may be required by or on behalf of any purchaser, mortgagee or insurer or other person, firm or corporation, which may have an interest in the Leased Premises and in addition to cause this Lease to be subordinated to any incidental mortgage or charge against the lands and building of which the Leased Premises form part. So long as Tenant shall pay the Rent and comply with, abide by and discharge the terms, conditions, covenants and obligations on its part, to be kept and performed herein and shall attorn to any successor in title, notwithstanding the foregoing, the peaceable possession of the Tenant in and to the Leased Premises for the Term of this Lease, shall not be disturbed, in the event of the foreclosure of any such mortgage or deed of trust, by the purchaser at such foreclosure sale or such purchaser’s successor in title. Landlord agrees to obtain for, and deliver to, Tenant, a commercially reasonable form of non-disturbance and attornment agreement (“SNDA”) from the existing and any future mortgagee(s).  The Landlord shall obtain an SNDA from the existing mortgagee within thirty (30) days following the Commencement Date.

24.	RULES:

(a)
The Tenant acknowledges and agrees that the Landlord shall have the right to promulgate reasonable rules and regulations which are not in contradiction of the terms of this Lease, copies of which shall be delivered to the Tenant to regulate the use of the outside areas and facilities about the building of which the Leased Premises form a part, provided that such restrictions shall not hinder the use of the Leased Premises by the Tenant.  The Tenant agrees that for its benefit and welfare, such reasonable rules and regulations shall form part of this Lease and shall be binding upon the Tenant, provided that nothing herein contained shall require or be deemed to require the Landlord to promulgate any such rules or regulations or to regulate in any manner whatsoever the use of the outside areas and facilities.

(b)
The Tenant, its employees, invitees, and customers and persons connected with the Tenant (subject and except as in this Lease provided), as appurtenant to the Leased Premises during the term of this Lease and any renewal period thereof shall have the right in common with others entitled thereto from time to time to use the driveways, walkways, lawns (if any), ramps and other common outside areas and facilities in and about the lands described in Paragraph (1) “Leased Premises”, hereof except parking as may from time be designated by the Landlord for the use of, or benefit of, such person or others for the purpose of ingress to and egress from the Leased Premises. The Tenant shall not unreasonably block or in any manner hinder the Landlord from so doing.

(c)
Landlord’s Discretion: Subject as herein provided, the Landlord shall have the right to make such changes, improvements, diminutions, expansions or authorizations as the Landlord may from time to time in its discretion determine in respect of the outside ways, areas and facilities or any part thereof.

25.	LANDLORD’S MAINTENANCE:

THE LANDLORD and any persons authorized by the Landlord shall have the right to install, maintain and/or repair pipes, wires, ducts or other installations in, under or through the Leased Premises, or in, under or through the outside areas and facilities about the Leased Premises, for or in connection with the supply of any services to the Leased Premises but nothing herein contained shall oblige the Landlord to make such installation or do such maintenance or effect such repairs.  The Landlord shall make all such repairs as quickly as possible and in such manner as to inconvenience the Tenant to the least possible extent, but the Landlord shall not be liable for any losses or damages which may be incurred by the Tenant as a result thereof.

26.	PERFORMANCE:

THE FAILURE of the Landlord or Tenant to insist upon a strict performance of any of the agreements, terms, covenants and conditions hereof shall not be deemed to be a waiver of any subsequent breach or default in any of such agreements, terms, covenants, and conditions.  A waiver to be valid must be in writing and signed by the party making the waiver.  All rights and powers reserved to the Landlord or Tenant hereunder may be exercised either by the Landlord or Tenant or their respective agents or representatives from time to time and all such rights and powers shall be cumulative and not alternative.

27.	NOTICE:

(a)
ANY NOTICE, request or demand herein provided or permitted to be given by the Tenant to the Landlord shall be sufficiently give if mailed by postage prepaid via reliable express courier service, or personally delivered to the Landlord addressed to him at:

JEFFREY LOUIS COOPER
c/o Jeff Cooper Property Management
23930 Craftsman Road
Calabasas, California
USA 91302

Phone: (818) 223-9009
Fax:      (818) 223-8999

Email: jeff@jeffcooper.com

(b)
ANY NOTICE herein provided or permitted to be given by the Landlord to the Tenant shall be sufficiently given if mailed by postage prepaid registered mail, reliable overnight courier or personally delivered to the Tenant addressed to it at the Leased Premises or at:

HYDROGENICS CORPORATION
220 Admiral Road
Mississauga, ON
L5T 2N6

Phone: 905.361.3660
Fax:      905.361.3626

Email:  counsel@hydrogenics.com and ldavjs@hydrogenics.com

Attention: Lawrence Davis

(c)
ANY SUCH NOTICE give as aforesaid shall be conclusively deemed to have been given on the day on Which such notice is delivered.  Either party may, at any time, give notice in writing to the other of any change of address of the party giving such notice, and from and after the giving of such notice, the address of such party for the giving of notices hereunder shall be noted accordingly.  The word “notice” in this paragraph shall be deemed to include any request, statement or other writing in this Lease provided or permitted to be given by the Landlord to the Tenant or by the Tenant to the Landlord.  Such Notice may be given by email provided that an acknowledgement of receipt is provided by the recipient within 24 hours of receipt of Notice.  In the case of electronic communication, (email) Notice Periods, where applicable, commence from the time written Notice is acknowledged.

28.	EXPROPRIATION:

IF AT ANY TIME during the term hereby granted any public body or paramount authority shall take or expropriate the whole or a portion of the Leased Premises, then the following provisions shall apply:

(a)
If such expropriation or compulsory taking does not materially affect that Tenant’s use of the lands, or portion of the leased Premises so taken or expropriated (whether fixed by agreement or otherwise), the Landlord and Tenant will cooperate with each other so that each may receive the maximum award that it is entitled to at law.

(b)
If such expropriation or compulsory taking does materially affect the Tenant’s use or enjoyment of the leased Premises, then this lease, at the Tenant’s option, shall be deemed to terminate and the term hereof shall terminate on the date upon which the expropriating or taking authority requires possession of the lands so expropriated or taken, and in such event the landlord shall be entitled to receive the entire compensation awarded or settlement for the land and/or building to be taken or expropriated, whether fixed by agreement or otherwise, save and except for that portion thereof as is specifically awarded or allocated to the Tenant on account of termination of this lease including awards in respect of leasehold improvements, equipment, personal property, business interruption expenses and moving costs or other interests.

29.	RENT FORWARDING INSTRUCTIONS:

Tenant shall forward monthly Rent payments payable to Jeffrey Louis Cooper, as set forth in Schedule “C”· directly to Landlord’s Bank by check or by wire.  Tenant shall include Landlord’s account number and property address on all checks.

CIBC	Wire Information
10 Disera Drive Suite 180 Thornhill, Ontario Canada L4J OA7	Account Name: Jeffrey Cooper Account Number: 71-98930 Branch Number: 09542 Bank 10: CIBC 010 Swift Code: CIBC CATT
Attention: Jeff Cooper c/o Rose Macri
Phone: (905) 881-2747 Phone: (905) 881-4530 (Mina asst.) Fax: (905) 881-3475
Account Number: 71-98930

30.	TENANT’S WORK:

THE TENANT shall not proceed with any work within or affecting the Leased Premises:
(a)	(save and except as otherwise expressly provided for in Section 22 of this Lease), without the Landlord’s prior written approval, which approval shall not be unreasonably withheld; and,

(b)
unless it has first obtained all necessary permits, approvals, and required inspections from governmental and municipal agencies and any such work shall comply with all laws, statutes, ordinances, orders, rules and/or regulations, by-laws, building and fire codes of such governmental and municipal agencies.

THE TENANT shall forward copies of all plans, which shall be stamped by a duly qualified engineer or architect, as applicable, in both hard copy and electronic or AutoCAD form to Landlord for Landlord’s approval and permanent records.

THE TENANT shall supply copies to Landlord of all permits and Certificates of Occupancy, as required by law and Authorities having jurisdiction.

THE TENANT agrees to complete all work necessary to prepare the Leased Premises for the Tenant’s use at its own expense, save and except for those items described as Landlord’s Work.  All of Tenant’s work shall, except as otherwise expressly provided in this Lease, remain at the Leased Premises upon expiration of the Lease Term except for Tenant’s removable paneling and wall fixtures and furniture, trade fixtures, signs, goods and materials used in Tenant’s business.

31.	DISCHARGE OF LIENS:

THE TENANT shall promptly pay all of its contractors and suppliers and shall do any and all things necessary so as to minimize the possibility of a lien attaching to the Leased Premises and should any such lien be made or filed, the Tenant shall vacate or discharge it within ten (10) days following the date that the Tenant becomes aware of the registration of such lien, provided however that the Tenant may contest the validity of any such lien and in so doing shall obtain an order of a Court of competent jurisdiction vacating the lien from the title to the Leased Premises by payment into Court or by furnishing to the Landlord security satisfactory to the Landlord in nature and amount against all loss or damage which the Landlord might suffer or incur thereby. If the Tenant shall fail to discharge or vacate any lien, then in addition to any other right or remedy of the Landlord, the Landlord may, but it shall not be so obligated, vacate the lien by paying the amount claimed to be due into Court and the amount paid by the Landlord together with all costs and expenses including solicitor’s fees (on a solicitor and his client basis) incurred to vacate the lien shall be due and payable by the Tenant to the Landlord as Additional Rent on demand.

32.	OPTION TO RENEW:

THE TENANT, provided that it is not then In default beyond any applicable notice and cure period, has the option to extend the lease for two (2) further periods of three (3) years each upon six (6) months prior written notice to the Landlord.

The Annual Base Rent for the Renewal Period 1 shall be $6.00 per rentable square foot per year, with $.25 cent annual escalations.

The Annual Base Rent for the Renewal Period 2 shall be $6.75 per rentable square foot per year, with .25 cent annual escalations.

IN THE EVENT that the Tenant wishes to vacate at the termination of the original Lease term, or any ensuing option period, the Tenant shall notify the Landlord of its intent to vacate (6) months prior to the termination of the Lease term or renewal period, as applicable.

33.	AGREEMENT:

THIS INDENTURE and everything herein contained shall enure to the benefit of, and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and assigns, as the case may be, subject to the consent of the Landlord being obtained as hereinbefore provided to any assignment or sublease of the Leased Premises by the Tenant.

34.	SCHEDULES:

SCHEDULE “A”, “B”, and “C” attached hereto and made a part of this Lease.

35.	LIMITATION OF LIABILITY:

Neither Landlord nor Tenant shall be liable for, and each party waives the right to claim, any indirect, special, consequential, punitive or exemplary damages, including, without limitation, loss of revenue or loss of profits, regardless of the form of action, whether in contract, tort (including negligence) or otherwise and even if the other party has been advised of the possibility of such damages.

This provision shall apply to all indemnifications hereunder, and even in the case of a breach of condition, a breach of an essential or fundamental term or a fundamental breach of the Lease.

36.	CONFIDENTIALITY:

Landlord and Tenant agree each party shall not disclose any facts associated with this transaction to a third party without the prior written consent of the other party.  Except that each party may disclose to its attorney’s, and service providers as required in either party’s opinion to adequately and effectively effectuate this transaction.  No press release, internet article or other such publicity of any kind to the public or press are permitted without the other party’s permission.

37.	CONFIDENTIALITY AND NONDISCLOSURE:

As Landlord and Landlord’s agents will have reasonable access rights to the Leased Premises, Landlord will come into contact with Tenant’s business information.  Landlord agrees that any information which it gathers, observes or comes into contact with pursuant to this Lease about Tenant operations and business practices, shall be kept confidential and not disclosed to any third party without the prior written consent of Tenant except as required by law.  Landlord agrees that it will not in any manner use its knowledge of Tenant’s business for the benefit of any other person or company or divulge to others information or data concerning Tenant’s business affairs, including the names of customers, names of employees, marketing strategies or terms or particulars of Tenant’s business.  The Landlord further agrees not to use or disclose to any party any information, systems, ideas, processes, practices, methods of operation or manufacture observed at Tenant’s Leased Premises.  Landlord agrees to inform all of its representatives or agents that will access the Tenant Leased Premises of this confidentiality requirement.  In addition, anyone who enters the Tenant Leased Premises must comply with the instructions of Tenant security personnel on areas of the Leased Premises that require escorted access and sign the Tenant security logs as visitors.  In the event Landlord enters the Leased Premises during non-business hours or in the event of an emergency, Landlord will notify Tenant in writing within one (1) business day of its entry and the reason therefor.

38.	LANDLORD’S BANKRUPTCY:

If this Lease is rejected by a trustee or debtor in any bankruptcy case in which Landlord is a debtor, such rejection shall amount to a breach of this Lease by Landlord and Tenant may, at its sole discretion, either (i) treat this Lease as terminated, or (ii) retain its rights under this Lease, as provided in Section 365(h)(1) of the Bankruptcy Code.

39.	LANDLORD’S DEFAULT AND TENANT’S REMEDIES:

Landlord shall be in default if it fails to perform any term, condition, covenant or obligation required under this Lease for a period of sixty (60) days after written notice thereof from Tenant to Landlord; provided, however, that if the term, condition, covenant or obligation to be performed by Landlord is such that it cannot reasonably be performed within sixty (60) days, such default shall be deemed to have been cured if Landlord commences such performance within said Sixty day period and thereafter diligently undertakes to complete the same. Upon the occurrence of any such default, except as otherwise set forth herein, Tenant may perform said obligation and deduct the amount from Rent, sue for injunctive relief or to recover damages for any loss directly resulting from the breach, in addition to any other remedies Tenant may have against Landlord at law or in equity.

IN WITNESS WHEREOF the parties hereto have hereunto set their hands and seals, or their corporate seals duly attested by the hands of their respective signing officers duly authorized in that behalf.

SIGNED, SEALED AND DELIVERED
in the presence of

Witness	JEFFREY LOUIS COOPER (Landlord)

(signature)	/s/ Jeffrey Louis Cooper

Date: August 23, 2010

HYDROGENICS CORPORATION (Tenant)

Per: /s/ Lawrence E. Davis
Officer Name: Lawrence E. Davis
I have authority to bind the Corporation

Date: August 23, 2010

SCHEDULE "A"

Page 1

Site Plan

ADMIRAL BOULEVARD
(BY PLAN 43M-948)
N39°22'30"E
17.87
N38°43'00"E
N37°37'20"E 34.87
PART 20
43R-17459
PART 21
43R-17459
PART 22
43R-17459
PART 23
43R-17459
25,300 SF
BUILDING
(UNDER CONSTRUCTION)
108.77
N44°33'10"W
109.82
LOT 16
LOT 17
LOT 18
LOT 19
43M -
LAN
PARCEL PLAN - 1
SECTION 43M-948
30.18
60.36
N39°16'30"E

SCHEDULE "A" Page 3

W.R.
204
W.R.
205
W.R.
204
W.R.
205
OFFICE
5
203
CORR
206
OFFICE
8
207
OFFICE
6
202
OFFICE
7
201

2ND FLOOR PLAN

David Rebello, Hydrogenics Corp.
5985 McLaughlin Rd, Mississauga ON, L5R 1B8
t905.361.4550, f905.361.3626, c416.895.7948

2

Schedule "B"

INFORMATION FOR THIS [illegible] PLAN
TAKEN FROM A SURVEY OF A
PLAN OF SUBDIVISION OF
PART OF LOT 10, CONCESSION I
EAST OF HURONTARIO STREET
CITY OF MISSISSAUGA
REGIONAL MUNICIPALITY OF PEEL

BY HELMUT PILLAR O.L.S.
APRIL 26 1989

REG. PLAN 43M-948

STATISTICS

LOT AREA - 0.65 ha (1.61 AC) = 70,131.6 SF ±

G.F.A.

GRND. FLR. - 2229.6 M² ± (24,000 S.F. ±)
MEZZANINE - 120.8 M² ± (1,300 S.F. ±)
TOTAL - 2350.4 M² ± (25,300 S.F. ±)

PARKING REQUIRED = $\frac{2350.4}{100}$ X 1.6 = 38 CARS

PARKING PROVIDED = 39 CARS

(HWY-10)
DERRY ROAD EAST
HURONTARIO ST.
BOULEVARD

Schedule "C"

Rent and Deposit Schedule

| Term | Size | Net Rent | Annual | Mthly. | 14 Mths. | Est. TMI | TMI Mthly. | HST Mthly. |
|---|---|---|---|---|---|---|---|---|
| Sep. 1, 2010 - Aug. 31, 2011 | 25300 | 5.25 | 132825 | 11068.75 | | 2.95 | 6219.58 | 2247.48 |
| Sep. 1, 2011 - Aug. 31, 2012 | 25300 | 5.5 | 139150 | 11595.83 | | 2.95 | 6219.58 | 2316.00 |
| Sep. 1, 2012 - Oct. 31, 2013 | 25300 | 5.75 | 145475 | 12122.92 | 169720.8 | 2.95 | 6219.58 | 2384.53 |
| | | | | | | | | |
| 2nd Term (if renewed) | | | | | | | | |
| Nov. 1, 2013 - Oct. 31, 2014 | 25300 | 6 | 151800 | 12650.00 | | 2.95 | 6219.58 | 2453.05 |
| Nov. 1, 2014 - Oct. 31, 2015 | 25300 | 6.25 | 158125 | 13177.08 | | 2.95 | 6219.58 | 2521.57 |
| Nov. 1, 2015 - Oct. 31, 2016 | 25300 | 6.5 | 164450 | 13704.17 | | 2.95 | 6219.58 | 2590.09 |
| | | | | | | | | |
| 3rd Term (if Renewed) | 6.75 + .25 escalation per year of term | | | | | | | |
| | | | | | | | | |
| Deposit | | | | | | | | |
| | | | | | | | | |
| First Month Net Rent | 11068.75 | | | | | | | |
| First Mth. TMI | 6219.58 | | | | | | | |
| First Mth HST | 2247.48 | 1st sub | 19535.82 | | | | | |
| Security Mth Net Rent | 12122.92 | | | | | | | |
| Last Mth. Est. TMI | 6219.58 | | | | | | | |
| Last Mth. HST | 2384.53 | sec. Sub | 20727.03 | | | | | |
| | | | | | | | | |
| Total | 40262.84 | | | | | | | |
| Received | 40500 | | | | | | | |
| To Be Reconciled | 237.16 | | | | | | | |

220 Admiral Rd., Mississauga Lease for Hydrogenics Corporation

LEASE

BETWEEN:

JEFFREY LOUIS COOPER

(Landlord)

-and-

HYDROGENICS CORPORATION

(Tenant)

PROPERTY ADDRESS:	220 Admiral Road
Mississauga, Ontario
L5T 2N6 Canada

ANNEX 3

Attached is the Intellectual Property License Agreement between the Borrower and CommScope, Inc. of North Carolina, dated August 12, 2010.

INTELLECTUAL PROPERTY LICENSE AGREEMENT

THIS AGREEMENT is made as of the 12 day of August, 2010 (the “Effective Date”),

B E T W E E N:

HYDROGENICS CORPORATION, a corporation incorporated under the laws of Canada

(“Company”)

- and -

COMMSCOPE, INC. OF NORTH CAROLINA, a corporation incorporated under the laws of North Carolina

(“Purchaser”)

RECITALS:

A.                                    Company and Purchaser have entered into a subscription agreement dated August 9, 2010 (the “Subscription Agreement”), pursuant to which, among other things, the Company agreed to enter into a strategic alliance with Purchaser and issue and sell unregistered common shares of the Company to the Purchaser.

B.                                    The board of directors of the Company unanimously determined that that such strategic alliance provides strategic operational benefits to the Company and its subsidiaries and that it is in the best interest of the Company to enter into the Subscription Agreement and to complete the transactions contemplated thereby.

C. The parties wish to enter into an agreement for license of certain intellectual property should certain events occur, as set out herein.

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

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ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement,

1.1.1                               “Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

1.1.2                               “Agreement” means this Intellectual Property License Agreement, including all schedules, exhibits, and all amendments or restatements, as permitted, and references to “Section” means the specified Section of this Agreement;

1.1.3                               “Company” has the meaning given in the preamble to this Agreement;

1.1.4                               “Confidential Information” means any business, marketing, technical, scientific or other information disclosed by any Party which, at the time of disclosure, is designated as confidential (or like designation), is disclosed in circumstances of confidence, or should be understood by the receiving Party at the time of disclosure, exercising reasonable business judgment, to be confidential information of the disclosing Party.

1.1.5                               “Effective Date” means the date of this Agreement;

1.1.6                               “Escrow Agreement” has the meaning given in Section 2.6;

1.1.7                               “Escrow Materials” means all of the written and electronic materials (including source code thereto) and documentation relating to or included in the Product Intellectual Property licensed pursuant to this Agreement, including that which is described on Exhibit A (the “Scheduled Escrow Materials”);

1.1.8                               “Field of Use” has the meaning given in Section 2.1;

1.1.9                               “Hydrogenics License” has the meaning given in Section 2.1;

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1.1.10                        “Improvements” means any Intellectual Property created after the date of the occurrence of any Triggering Event, whether or not such Intellectual Property is based on or derived from the Product Intellectual Property;

1.1.11                        “Intellectual Property” means domestic and foreign:  (i) patents, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) proprietary and non-public technical information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, technology, technical data, schematics, formulae and documentation relating to any of the foregoing; (iii) copyrights, copyright registrations and applications for copyright registration; (iv) mask works, mask work registrations and applications for mask work registrations; (v) designs, design registrations, design registration applications and integrated circuit topographies; (vi) common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; and (vii) any other registered or unregistered intellectual property and industrial property.

1.1.12                        “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or a government or any department or agency thereof, and including any successor, by merger or otherwise, of any of the foregoing.

1.1.13                        “Phase 2” means FCPM innovation focused on increasing stack power density, stack active area optimization, platinum loading reduction, increased operating temperature, and freeze start capability to further reduce costs and simplify overall product design. Phase 2 includes achievement of the following targets:

• XXXXX % increase in stack power density with current density increase to XXXXX A/cm2 — stack active area optimization {Information regarding target removed.}

• XXXXX% Platinum loading reduction to 0.4 mg-Pt/cm2{Information regarding target removed.}

• XXXXX°C stack operating temperature, -XXXXX°C freeze start capability {Information regarding target removed.}

• Stamped Metallic Bipolar Plates

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1.1.14                        “Product” means the product (or those products) the development of which is to be funded by the proceeds from the sale of the Tranche I Shares, Tranche II Shares, Tranche III Shares and Tranche IV Shares pursuant to the Subscription Agreement;

1.1.15                        “Product Intellectual Property” means the Intellectual Property owned, in whole or in part, by the Company that is necessary or useful to make, have made, use, sell and offer for sale the Product;

1.1.16                        “Purchaser” has the meaning given in the preamble to this Agreement;

1.1.17                        “Purchaser Competitor” means any Person directly engaging in the business of (i) wireless network solutions; (ii) providing structured cabling systems for business enterprise applications (including data centers); (iii) manufacturing of coaxial cable, fiber optic cable and conduit for cable television system operators; or (iv) providing integral components for wireless base stations as well as solutions that expand the coverage and capacity of wireless networks;

1.1.18                        “Subscription Agreement” has the meaning given in the recitals to this Agreement; and

1.1.19                        “Triggering Event” means any of:

1.1.19.1                       the insolvency of the Company or the commencement of any proceeding (except for a proceeding brought by Purchaser or one of its Affiliates) or the issuance of any judgment, decree or order of a court of competent jurisdiction against the Company seeking to adjudge or adjudging the Company bankrupt or insolvent;

1.1.19.2                       the Company provides the Purchaser with an Impairment Notice which is not cured by the Company within forty-five (45) days;

1.1.19.3                       the Company exits the fuel cell business;

1.1.19.4                       the Company enters into a definitive agreement which, if consummated, would result in the Company being sold to a Purchaser Competitor; or

1.1.19.5                       the Company is prohibited (or subject to material financial penalty) by applicable law, rule, regulation, decree or contract from completing the milestones set forth in Schedule B to the Subscription Agreement in full on a timely basis.

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1.2 Interpretation

Capitalized terms used in this Agreement but not defined have the meanings given to them in the Subscription Agreement.

ARTICLE 2
GRANT OF LICENSE

2.1 Limited Grant of License

Subject to the limitations, terms and condition set out in this Agreement, Company hereby grants to Purchaser a perpetual, irrevocable, non-exclusive, non-transferable (except as set out in Section 2.2 and 6.2), fully-paid and royalty-free worldwide license to the Product Intellectual Property to make, have made, use, sell and offer for sale any Product, solely for the purpose of the Purchaser’s business as conducted on the Closing Date or as it will be conducted after the Phase 2 product improvements are incorporated in the 5kW 24V/48V and the 8kW 24V/48V products (the “Field of Use”) (the foregoing grant of the limited license, as subject to the limitations, terms and conditions set out in this Agreement, the “Hydrogenics License”). For clarity, the Purchaser may only use the Hydrogenics License and Escrow Materials to manufacture, or have manufactured, Products for its own use or resale within the Field of Use and may not sub-license to any third party a broader right to commercialize the Products.

2.2 Limited Sub-license

The Hydrogenics License to the Purchaser includes the right for Purchaser to sub-license, subject to the same limitations, terms and conditions as applicable to Purchaser, the licensed rights to Purchaser’s Affiliates, and to Purchaser’s contract manufacturers and their Affiliates; however, such sub-licenses shall terminate upon such sub-licensees ceasing to be Affiliates of the Purchaser, Purchaser’s contract manufacturers or their Affiliates. In the event of a sub-license termination, as discussed in this Section 2.2, the sub-licensee is permitted, for a period of six months, to use or sell any remaining Product inventory.  Any sub-license shall be pursuant to a written agreement between Purchaser and the permitted sub-licensee, in which the sub-licensee agrees to the same limitations, terms and conditions as are applicable to Purchaser under this Agreement. Purchaser shall be responsible for all breaches of the Hydrogenics License by its permitted sub-licensees as if such breaches are that of Purchaser.

5

2.3 Licensed Rights Exercisable Only Upon Triggering Event

The Hydrogenics License shall only be exercisable by the Purchaser (and its permitted sub-licensees) only upon the occurrence of a Triggering Event. Purchaser, on behalf of itself and any permitted sub-licensees, hereby covenants that it will not use or permit to be used any Product Intellectual Property for any purpose, unless a Triggering Event has occurred, whereupon the Product Intellectual Property will only be used in accordance with the terms and conditions of the Hydrogenics License within the Field of Use.  For avoidance of doubt, the Company acknowledges and agrees that the foregoing covenant shall not preclude Purchaser (and its permitted sub-licensees) from purchasing Products, and selling, re-selling or using the purchased Product prior to the occurrence of a Triggering Event.

2.4 Confidentiality Obligations

2.4.1                               Purchaser acknowledges that it may receive Confidential Information of the Company through the grant of the Hydrogenics License or the receipt of Escrow Materials. Any exercise by Purchaser of the Hydrogenics License shall be subject to the Purchaser using, at a minimum, the same degree of care as it uses to protect its own Confidential Information of a similar nature, but no less than reasonable care, to prevent the unauthorized use, disclosure or publication of any Confidential Information that is a part of the Product Intellectual Property, including as part of any Escrow Materials. Without limiting the generality of the foregoing;

2.4.1.1                              Purchaser shall only disclose Confidential Information of the Company to any individual or entity other than its employees which (i) has entered into a written agreement with Purchaser containing obligations of confidence substantially similar to (but no less protective of the Confidential Information than) those contained in this Agreement and (ii) has a bona fide reasonable purpose for accessing the Confidential Information consistent with the grant of the Hydrogenics License to Purchaser under Section 2.1 of this Agreement;

2.4.1.2                              Purchaser shall not make or have made any copies of Confidential Information except those copies which are necessary for the purposes of exercising the grant of the Hydrogenics License to Purchaser under Section 2.1 of this Agreement; and

2.4.1.3                              Purchaser shall affix to any copies it makes of the Confidential Information, all proprietary notices or legends affixed to the Confidential Information as they appear

6

on the copies of the Confidential Information originally received from Company or the Escrow Agent, as the case may be.

2.4.2                               Purchaser shall not be bound by obligations restricting disclosure set forth in this Agreement with respect to Confidential Information which:

2.4.2.1                              without obligation of confidentiality was rightfully known by the Purchaser prior to disclosure;

2.4.2.2                              was lawfully in the public domain prior to its disclosure, or lawfully becomes publicly available other than through a breach of this Agreement or any other confidentiality obligation on behalf of any third party;

2.4.2.3                              was disclosed to the Purchaser by a third party provided such third party, or any other party from whom such third party receives such information, is not in breach of any confidentiality obligation in respect of such information;

2.4.2.4                              is independently developed by the Purchaser; or

2.4.2.5                              is disclosed when such disclosure is compelled pursuant to legal, judicial, or administrative proceedings, or otherwise required by law, court or governmental or regulatory authority, but solely to the extent required thereby. Should disclosure be compelled pursuant to this Section 2.4.2.5, Purchaser shall use reasonable efforts to advise Company of any such disclosure in a timely manner prior to making any such disclosure (so that Company can apply for such legal protection as may be available with respect to the confidentiality of the information which is to be disclosed), and provided that Purchaser shall use reasonable efforts to apply for such legal protection as may be available with respect to the confidentiality of the Confidential Information which is required to be disclosed.

2.4.3                               The obligations of this Section 2.4 shall survive any termination of this Agreement.

2.5 Improvements

Each Party shall own all Improvements created by or on behalf of such Party. Neither Party shall be obligated to notify the other Party of any Improvements made by or on behalf of such Party.

7

2.6 Escrow

The Company shall, as soon as practicable following, but in any event not later than (i) ten (10) days after the Effective Date, deliver to Purchaser Exhibit A, which shall set forth a complete and accurate list of the Escrow Materials and which shall be in form and substance reasonably satisfactory to Purchaser, and (ii) sixty (60) days after the Effective Date, deposit into escrow the Escrow Materials, pursuant to an escrow agreement in form and substance satisfactory to the Company and Purchaser (the “Escrow Agreement”).  The Company shall update the deposited Escrow Materials in accordance with the terms and conditions of the Escrow Agreement.

2.7 Maintenance of Product Intellectual Property

The Company covenants that it shall, subject to and in accordance with its reasonable commercial judgment in the ordinary course of business, continue to protect and maintain the Product Intellectual Property, including not abandoning or allowing any Product Intellectual Property to go abandoned, timely paying all maintenance, annuity, or renewal fees due to the respective patent, trademark or copyright office, and continuing to protect and maintain any confidential information or trade secrets that may qualify as Product Intellectual Property. If Company chooses to abandon or not renew or maintain any Product Intellectual Property as provided in the exception above, Company shall first notify Purchaser of its intent and Purchaser shall have the right to require Company to assign the specific Product Intellectual Property to Purchaser for protection and maintenance at Purchaser’s expense. If Purchaser so requires Company to assign the specific Product Intellectual Property to Purchaser, Purchaser shall upon such assignment grant a perpetual, irrevocable, non-exclusive, non-transferable (except to a purchaser of the Company’s business or substantially all of the Company’s assets), fully paid-up and royalty-free worldwide license to use such specific Product Intellectual Property; provided, however, that the Company shall be prohibited from using such specific Product Intellectual Property to make, have made, use, sell and/or offer for sale any product or service for use in connection with any telecommunications application, including without limitation, digital data rooms (meant to include data server farms).

2.8 Encumbrances

The Company shall not, directly or indirectly, make, create, incur, assume or suffer to exist, any security interest, lien (statutory or otherwise), charge or other encumbrance of any nature upon or with respect to any part of the Product Intellectual Property.

ARTICLE 3
INDEMNIFICATION

3.1 IP Indemnification

The Company will defend, indemnify and hold harmless Purchaser from and against any and all losses, liabilities, claims, causes of action and expenses as a result of any claim, suit, action or proceeding brought by a third party arising from any claim or action that alleges that the Product Intellectual Property licensed under this Agreement infringes, misappropriates, or otherwise violates the Intellectual Property rights of any third party

ARTICLE 4
LIMITATIONS AND EXCLUSIONS

4.1 Disclaimer

THERE ARE NO WARRANTIES, REPRESENTATIONS OR CONDITIONS, EXPRESS OR IMPLIED, STATUTORY OR OTHERWISE, BETWEEN THE PARTIES UNDER THIS AGREEMENT EXCEPT AS SPECIFICALLY SET FORTH HEREIN.

8

ARTICLE 5
TERM AND TERMINATION

5.1 Term and Termination

This Agreement shall be effective during the term commencing on the Effective Date and shall continue unless it is terminated by mutual agreement between the Parties.

5.2 Injunctive Remedy

If Purchaser (or a permitted sub-licensee) (i) discloses or uses (or threatens to disclose or use) any Confidential Information of Company in breach of Section 2.4 or (ii) exercises or purports to exercise the Hydrogenics License in contravention of its covenants of Section 2.3, Company shall have the right, in addition to any other remedies available, to injunctive relief to enjoin such acts, it being acknowledged by the Parties that any other available remedies are inadequate.

ARTICLE 6
GENERAL MATTERS

6.1 Notices

All notices, requests, demands and other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the Party for whom it is intended or delivered, or if sent by facsimile transmission, upon confirmation that such transmission has been properly effected, to the Person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such Person. The date of receipt of any such notice or other communication if delivered personally shall be deemed to be the date of delivery thereof, or if sent by facsimile transmission the date of such transmission if sent during business hours on a business day, failing which it shall be deemed to have been received on the next business day.

If to the Company:

Hydrogenics Corporation
5985 McLaughlin Road
Mississauga, Ontario L5R 1B8

Attention: Daryl Wilson, President and Chief Executive Officer
Facsimile: (905) 361-3626
Email: dwilson@hydrogenics.com

9

with a copy (which shall not constitute notice) to:

Torys LLP
79 Wellington Street West, Suite 3000
Box 270, TD Centre
Toronto, Ontario  M5K 1N2

Attention: John Emanoilidis
Facsimile: (416) 865-7380
Email: jemanoilidis@torys.com

If to Purchaser:

CommScope, Inc. of North Carolina
1100 CommScope Place SE
Hickory, North Carolina 28602

Attention: Jim Bowen
Facsimile: (972) 952-0023
Email: Jim.Bowen@andrew.com

and

Attention: Frank B. Wyatt II, Senior Vice President, General Counsel & Secretary
Facsimile: (828) 431-2520
Email: fbwyatt@commscope.com

with a copy (which shall not constitute notice) to:

Gibson, Dunn and Crutcher LLP
200 Park Avenue
New York, New York 10166-0193

Attention: Lois F. Herzeca
Facsimile: (212) 351-5218
Email: lherzeca@gibsondunn.com

6.2 Assignment

The provisions of this Agreement shall be binding upon and inure to the benefit of each of the parties and their respective successors and permitted assigns. This Agreement may not be assigned by either party without the prior written consent of the other party, except (i) pursuant to the sub-licensing provisions of Section 2.2 of this Agreement, (ii) an assignment to a wholly owned subsidiary or (iii) an assignment by the Purchaser to its parent.  Furthermore, the Purchaser may assign this Agreement and all rights and obligations thereunder without consent to a purchaser of the Purchaser’s business or substantially all of the Purchaser’s assets to which this license pertains.

10

6.3 Further Assurances

Each of the parties hereto shall promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other Party hereto may reasonably require from time to time for the purpose of giving effect to this Agreement and shall use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

6.4 Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable law, the parties waive any provision of law which renders any provision of this Agreement invalid or unenforceable in any respect.

6.5 Entire Agreement

This Agreement constitute the entire agreement between the parties pertaining to the subject matter of this Agreement. There are no warranties, conditions or representations (including any that may be implied by statute) and there are no agreements in connection with such subject matter except as specifically set forth or referred to in this Agreement. No reliance is placed on any warranty, representation, opinion, advice or assertion of fact made either prior to, contemporaneously with, or after entering into this Agreement, or any amendment or supplement thereto, by any Party to this Agreement or its directors, officers, employees or agents, to any other Party to this Agreement or its directors, officers, employees or agents, except to the extent that the same has been reduced to writing and included as a term of this Agreement, and none of the parties to this Agreement has been induced to enter into this Agreement or any amendment or supplement by reason of any such warranty, representation, opinion, advice or assertion of fact.  Accordingly, there shall be no liability, either in tort or in contract, assessed in relation to any such warranty, representation, opinion, advice or assertion of fact, except to the extent contemplated above.

6.6 Amendment; Waiver

No amendment, supplement, modification or waiver or termination of this Agreement and, unless otherwise specified, no consent or approval by any Party, is binding unless executed in writing by the Party to be bound thereby. No waiver of any provision of this Agreement shall constitute a

11

waiver of any other provision nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

6.7 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the the State of New York.

6.8 Execution and Delivery

This Agreement may be executed by the Parties in counterparts and may be delivered by facsimile (or other electronic means) and all such counterparts together constitute one and the same agreement.

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IN WITNESS OF WHICH the parties hereto have executed this Agreement.

HYDROGENICS CORPORATION

By:	“Lawrence E. Davis”
Name: Lawrence E. Davis
Title: CFO

COMMSCOPE, INC. OF NORTH CAROLINA

By:	“Frank B. Wyatt II”
Name: Frank B. Wyatt II
Title: Senior VP

13

Exhibit A — Scheduled Escrow Materials